LENNAR®

2022 ANNUAL REPORT

LETTER TO OUR SHAREHOLDERS

Dear Shareholders,

We entered 2022 with a very strong housing market as growing household and family formation continued to drive strong demand, tempered only by a supply chain disruption and a labor constrained environment. Midway through the year, interest rates rose sharply, affecting both affordability and consumer confidence, and precipitating higher housing costs and sticker shock. The interest rate driven sales slowdown and correction coincided with the still stressed supply chain and high labor and material costs, along with elongated cycle times. Conditions began to deteriorate and continued to decline throughout the remainder of the year.

As we came to the close of 2022, we saw a generally strong economy at the intersection of stubbornly high inflation and extremely strong employment numbers. The Federal Reserve has continued its program of fiscal tightening and has stayed the course of raising interest rates to control and cool inflation, though has yet to reach desired results. While the economy has remained strong, higher interest rates indicate broader economic stress ahead. The housing market and housing costs remain in the crosshairs of the Fed as it continues to focus on reducing inflation.

On a positive note, very limited new home inventory, existing homeowners protecting extremely low mortgage interest rates, and a now chronic production shortfall over the past decade, have left the industry in the middle of what we believe can be a fairly short duration correction without an inventory overhang to resolve, since the fundamental underpinnings of supply and demand in the housing market remain strong.

Against this backdrop, Lennar remains very well positioned with a fortified balance sheet and a strong operational strategy. Our homebuilding and financial services teams have focused and executed on the strategies that we have detailed over the past several years, as we have very quickly and efficiently adjusted our business in real time. We delivered 66,399 homes and reported $15.72 of earnings per share in 2022, both Company records. These results are an example of the strength of our finely tuned operating model and the careful execution of our core strategies.

During 2022, Lennar embraced a clear and concise set of strategies and solidified our market-leading position in the industry. First, we detailed that we are going to continue to sell homes and adjust pricing to market conditions and maintain reasonable delivery volumes. We relied on our proprietary Dynamic Pricing Model to guide volume-based pricing, in order to drive sales at market pricing so that we maintain the volume that maintains our starts and sales pace driving steady production. The result of this program is that margin, as opposed to volume, becomes the shock absorber and will fluctuate up and down, like an accordion, as the market conditions, especially interest rates, change.

Our second playbook strategy was to work with our Trade Partners to right-size our cost structure to current market conditions. In 2022, Lennar led the way by reducing margins while maintaining volume and increasing market share, as the market corrected. We expect our Trade Partners to work side by side with us, and adjust their prices accordingly.

Our third articulated playbook strategy was to sharpen our attention on land. We have reconsidered every land deal in our pipeline, reevaluated every land development dollar being spent, have walked from deposits or renegotiated terms and price, and have been relentless in focusing on protecting cash and only purchasing the next strong margin and high return land opportunity at today's pricing.

Our fourth playbook strategy was to manage our operating costs and SG&A expenses so that even at lower gross margins, we will drive a strong net margin. We have been driving our SG&A expenses down over the past years, quarter by quarter, to new record lows, and many of those changes are hardwired into permanent efficiencies in operations. Each of our operating teams as well as our corporate teams are looking for additional efficiencies, especially now that the pandemic is behind us, and teams are reconvening in person in our offices.

Our fifth playbook strategy was to maintain tight inventory control. This is what drives our significant cash flows, and we are focused on this part of our business every day. Our sales, starts, and closings are maintained in a controlled balance, with the end result being volume that defines expectations and enables us to maintain an extremely low inventory of completed, unsold homes. Concurrently, land inventory is managed equally carefully with tight oversight of land and land development spend. We continue to focus on controlling land, rather than owning it, with 69% of total homesites controlled. Our years of owned homesite supply continues to migrate lower with only 1.9 years owned.

The sixth playbook strategy was to continue to focus on cash flow and bottom line in order to protect and enhance our already extraordinary balance sheet. Lennar continues to generate significant cash flow year-after-year and our homebuilding operations generated another $3.5 billion during fiscal 2022. We believe a consistent model of generating cash flow that compounds during both growth years and the leaner years is how we position our business for long term success. Our rock-solid balance sheet also gives us significant financial flexibility, with a debt to total capital of 14.4%, the lowest in the Company's history and no debt maturities in fiscal 2023. This improvement enables us the flexibility to be opportunistic as market conditions stabilize as well as opportunistic in repurchasing both stock and debt.

These strategies of injecting optionality into all facets of our business are also allowing us to become a less cyclical company, with our goal to become investable through the housing cycle. We have gone through much careful and deliberate reconfiguration of our homebuilding platform, and this strategy has been transformational in the way we have de-risked the business, which has allowed us to outperform in any economic landscape.

Further, disciplined capital allocation continues to be a key pillar for driving consistent total shareholder returns throughout the cycle. Over the last five years, we have generated over $12 billion in homebuilding cash flow which has allowed us to retire $5.4 billion of our senior notes, repurchase $3.4 billion of our common stock and pay $1 billion of dividends. We remain committed to a comprehensive capital return program, which is fortified by our ability to continue to generate cash flow.

Our 2022 operating results compared to last year were as follows:

· Net earnings, deliveries, and revenues for 2022 were the highest in the Company's history

· Revenues of $33.7 billion – up 24%

· Net earnings of $4.6 billion, or $15.72 per diluted share, compared to $4.4 billion, or $14.27 per diluted share

· Homebuilding operating earnings of $6.8 billion, compared to $5.0 billion

· Deliveries of 66,399 – up 11%

· New orders of 61,105 – down 5%

· Backlog at year end of 18,869 homes and backlog dollar value of $8.7 billion

· Gross margins on homes delivered of 27.5% - up 70 basis points ("bps")

· Selling, general and administrative expenses as a percentage of revenues from home sales of 6.2% – improved 90 bps

· Net margin on homes delivered of 21.4% – improved 170 bps

· Financial Services operating earnings of $382 million ($417 million excluding one-time charge), compared to $490 million

· Multifamily operating earnings of $67 million, compared to $21 million

· Lennar Other operating loss of $735 million (including $655 million of mark-to-market losses on strategic technology investments), compared to operating earnings of $733 million (including $511 million of mark-to-market gains on strategic technology investments)

· Homebuilding cash and cash equivalents of $4.6 billion

· Homebuilding debt to total capital improved to 14.4%, compared to 18.3%

· Repurchased 11 million shares of Lennar common stock for $967 million

· No homebuilding senior notes maturities until fiscal 2024

Technology continues to be Lennar's North Star. Our success in 2022 is solid evidence that many of our technologies are driving significant long-lasting benefits to our well-tuned homebuilding machine. Dynamic Pricing has allowed us to capture full margin as the market had levitated higher over the last several years and enabled us to quickly find and price to market to maintain our sales velocity over the back half of 2022 as pricing slipped in many markets. Our proprietary digital marketing analytics platform provides digital marketing insights and analytics that guide us to better execution of our digital marketing strategies and works adjacently and in seamless concert with Dynamic Pricing. It has never been more relevant to qualify a high-quality lead, matched to a home at a competitive price than it is today.

One of the greatest accomplishments each year is our ability to give back through our Lennar Foundation. For 2022, we contributed $1,000 per home delivered or $66 million to the Lennar Foundation. We continue to believe that building communities requires more than just land and sticks and bricks. By donating our time and philanthropic focus, we have created a culture at Lennar that goes far beyond numbers in an earnings report, or chatter at the water cooler. Giving back and making our communities better is the consistent thread that runs through Lennar, connecting our history with our future.

As we enter fiscal 2023, there is uncertainty about the economy and market conditions, but we remain confident in the robustness of our operating platforms. We continue to fortify our balance sheet with significant liquidity and operate from a position of strength, enabling us to continue to execute on our core strategies and outperform in periods of uncertainty.

Sincerely,

Stuart Miller
Executive
Chairman

Rick Beckwitt
Co-Chief
Executive Officer
& Co-President

Jonathan Jaffe
Co-Chief
Executive Officer
& Co-President

LENNAR®

LENNAR®

FORM 10-K

LENNAR CORPORATION

FORM 10-K
For the fiscal year ended November 30, 2022

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended November 30, 2022

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period from ________ To ________

Commission file number 1-11749

Lennar Corporation
(Exact name of registrant as specified in its charter)

Delaware	**95-4337490**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

5505 Blue Lagoon Drive, Miami, Florida 33126
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code (305) 559-4000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value 10¢	LEN	New York Stock Exchange
Class B Common Stock, par value 10¢	LEN.B	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐	Emerging growth company	☐
Non-accelerated filer	☐	Smaller reporting company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal controls over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the registrant's Class A and Class B common stock held by non-affiliates of the registrant (249,714,031 shares of Class A common stock and 14,423,071 shares of Class B common stock) as of May 31, 2022, based on the closing sale price per share as reported by the New York Stock Exchange on such date, was $21,008,348,667.

As of December 31, 2022, the registrant had outstanding 253,539,060 shares of Class A common stock and 36,161,355 shares of Class B common stock.

DOCUMENTS INCORPORATED BY REFERENCE:

Related Section	Documents
III	Definitive Proxy Statement to be filed pursuant to Regulation 14A on or before March 30, 2023.

Item 1. Business

Overview of Lennar Corporation

We are the second largest homebuilder in the United States by deliveries, revenues and net earnings, an originator of residential and commercial mortgage loans, a provider of title insurance and closing services and a developer of multifamily rental properties. In addition, we are a sponsor and manager of funds and joint ventures engaged in development and ownership of multifamily rental properties and a sponsor and manager of a fund engaged in ownership of single family rental properties. We also have investments in companies that are engaged in applying technology to improve the homebuilding industry and real estate related aspects of the financial services industry.

Our homebuilding operations are the most substantial part of our business, generating $32 billion in revenues, or approximately 95% of consolidated revenues, in fiscal 2022.

As of November 30, 2022, our reportable Homebuilding segments and all Other Homebuilding operations not required to be reported separately have divisions located in:

East: Alabama, Florida, New Jersey, Pennsylvania and South Carolina
Central: Georgia, Illinois, Indiana, Maryland, Minnesota, North Carolina, Tennessee and Virginia
Texas: Texas
West: Arizona, California, Colorado, Idaho, Nevada, Oregon, Utah and Washington
Other: Urban divisions and other homebuilding related investments primarily in California, including Five Point Holdings, LLC ("FivePoint")

Our other reportable segments are Financial Services, Multifamily and Lennar Other. Financial information about our Homebuilding, Financial Services, Multifamily and Lennar Other operations is contained in Management's Discussion and Analysis of Financial Condition and Results of Operations, which is Item 7 of this Report.

About Our Company

Our company was founded as a local Miami homebuilder in 1954. We completed our initial public offering in 1971 and listed our common stock on the New York Stock Exchange in 1972. During the 1980s and 1990s, we entered and expanded operations in a number of homebuilding markets, including California, Florida and Texas, through both organic growth and acquisitions, such as Pacific Greystone Corporation in 1997. In 2000, we acquired U.S. Home Corporation, which expanded our operations into New Jersey, Maryland, Virginia, Minnesota and Colorado and strengthened our position in other states. From 2002 through 2005, we acquired several regional homebuilders, which brought us into new markets and strengthened our position in several existing markets. From 2010 through 2013, we expanded our homebuilding operations into Georgia, Oregon, Washington and Tennessee. In 2017, we acquired WCI Communities, Inc., a homebuilder of luxury single and multifamily homes, including a small number of luxury high-rise tower units, in Florida. In 2018, we acquired CalAtlantic Group, Inc. ("CalAtlantic"), a major homebuilder which was building homes across the homebuilding spectrum, from entry level to luxury, in 43 metropolitan statistical areas spanning 19 states, and providing mortgage, title and escrow services.

We are focused on increasing efficiencies in our building process and reducing selling, general and administrative expenses by using technology and innovative strategies to reduce customer acquisition costs. Our construction playbook has three primary areas of focus: lowering construction costs, reducing cycle time and achieving even flow production. We have aimed to maintain strong operating margins by deferring home sale price commitments until construction costs are finalized to protect against cost escalations. In addition, we are continuing our transition to a land light operating model by increasing the percentage of land we control through options or agreements but do not own, which reduces our years' supply of owned homesites.

Subject to market conditions, we intend to spin off our Multifamily and single family home for rent asset management businesses, together with some investment assets, by transferring them to a newly formed subsidiary, Quarterra Group, Inc. ("Quarterra"), and distributing the stock of that subsidiary to our stockholders. That will make us more of a pure homebuilding and financial services company.

Homebuilding Operations

Overview

Our homebuilding operations include the construction and sale of single-family attached and detached homes as well as the purchase, development and sale of residential land directly and through entities in which we have investments. New home deliveries, including deliveries from unconsolidated entities, were 66,399 in fiscal 2022, compared to 59,825 in fiscal 2021 and 52,925 in fiscal 2020. We primarily sell homes in communities targeted to first-time, move-up, active adult, and luxury homebuyers. The average sales price of a Lennar home varies depending on product and geographic location. For fiscal 2022, the average sales price, excluding deliveries from unconsolidated entities, was $480,000, compared to $424,000 in fiscal 2021 and $395,000 in fiscal 2020.

We operate primarily under the Lennar brand name. Our homebuilding mission is focused on the profitable development of residential communities. Key elements of our strategy include:

- *Strong Operating Margins* - Our purchasing leverage combined with our focus on reducing selling, general and administrative costs by using technology and innovative strategies and reducing interest expense through paydowns of debt has enabled us to achieve historically high gross profit and operating margins.

- *Everything's Included® Approach* - We are focused on distinguishing our products, including through our Everything's Included® approach, which maximizes our purchasing power, enables us to include luxury features as standard items in our homes and simplifies our homebuilding operations.

- *Innovative Homebuilding* - We are constantly innovating the homes we build to create products that better meet our customers' needs and desires. Our Next Gen® home provides what can be a home within a home to accommodate children or parents or can be an office from which to work remotely.

- *Flexible Operating Structure* - Our local operating structure gives us the flexibility to make operating decisions based on local homebuilding conditions and customer preferences, while our centralized management structure provides strategic oversight for our homebuilding operations.

- *Digital Marketing* - We are increasingly advertising homes through digital channels, which is significantly increasing the cost effectiveness of our marketing efforts.

- *Technology Focused* - We partner with and/or invest in technology companies that are looking to improve the homebuilding and financial services industries to increase efficiencies, reduce customer acquisition costs and create a better customer experience.

- *Land light strategy* - We are focused on reducing our years' supply of owned homesites and increasing the percentage of land we control through options or agreements, including agreements with strategic land funds and joint ventures, rather than ownership.

Diversified Program of Property Acquisition

We generally acquire, or obtain options to acquire, land for development and for the construction of homes that we sell to homebuyers. Land purchases are subject to specified underwriting criteria and are made through our diversified program of property acquisition, which may consist of:

- Acquiring land through option contracts, which generally enables us to control portions of properties owned by third parties (including strategic land funds) or entities in which we have investments until we have determined whether to exercise the options;

- Acquiring land directly from individual land owners/developers, or other homebuilders;

- Acquiring local or regional homebuilders that own, or have options to purchase, land in strategic markets;

- Acquiring access to land through joint ventures or partnerships, which among other benefits, limits the amount of our capital invested in land while helping to ensure our access to potential future homesites and allowing us to participate in strategic ventures;

- Investing in regional developers in exchange for preferential land purchase opportunities; and

- Acquiring land in conjunction with our Multifamily business.

For the last several years, we have been reducing our reliance on land we own and increasing our access to land through options and joint ventures. At November 30, 2022, 63% of our total homesites were controlled through options and joint ventures compared to 59% at November 30, 2021. For additional information about our investments in and relationships with unconsolidated entities, see Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 of this Report.

Construction and Development

We are involved in all phases of planning and building in our residential communities, including land acquisition, site planning, preparation and improvement of land and design, construction and marketing of homes. We use independent subcontractors for most aspects of home construction. At November 30, 2022, we were actively building and marketing homes in 1,208 communities, including eight communities being constructed by unconsolidated entities. This was a decrease from the 1,263 communities, including four communities being constructed by unconsolidated entities, in which we were actively building and marketing homes at November 30, 2021. The number of homes we built in 2022 was limited by shortages of both construction materials and skilled labor. Also, weaknesses in some markets in the second half of 2022 led us to decrease starts to match sales pace so that we would not have a build up of inventory. We ended the year with about 900 completed unsold homes.

We generally supervise and control the development of land and the design and building of our residential communities with a relatively small labor force. We hire subcontractors for site improvements and virtually all of the work involved in the construction of homes. Arrangements with our subcontractors generally provide that our subcontractors will complete specified work in accordance with price and time schedules and in compliance with applicable building codes and laws. The price schedules may be subject to change to meet changes in labor and material costs or for other reasons. Although we, like homebuilders throughout the country, have encountered shortages of materials and skilled labor during 2022, we believe that because of our size and our builder of choice program, where we work with our trade partners to drive efficiencies for them, we have been less affected by these shortages than many of our competitors. We generally do not own heavy construction equipment. We finance construction and land development activities primarily with cash generated from operations and historically from proceeds of unsecured corporate debt.

Marketing

We offer a diversified line of homes for first-time, move-up, active adult, luxury and multi-generational homebuyers in a variety of locations ranging from urban infill communities to suburban golf course communities. Our Everything's Included® marketing program enables us to differentiate our homes from those of our competitors by including luxury items as standard features at competitive prices, while reducing construction and overhead costs through a simplified construction process, product standardization and volume purchasing. In addition, we include built in wireless capability, home automation and solar power in many of the homes we sell, which enhances our brand and improves our ability to generate traffic and sales.

We sell our homes primarily from models that we have designed and constructed. We employ new home consultants who are paid salaries, commissions or both to conduct on-site sales of our homes. We also sell homes through independent realtors. We have also made it possible for potential homebuyers to take virtual tours of model homes.

Our marketing strategy has increasingly involved advertising through digital channels including real estate listing sites, paid search, display advertising, social media and e-mail marketing, all of which drive traffic to our website, www.lennar.com. This has allowed us to attract more qualified and knowledgeable homebuyers and has helped us reduce our selling, general and administrative expenses as a percentage of home sales revenues. However, we also continue to advertise through more traditional media on a limited basis, including newspapers, other local and regional publications, radio and on billboards where appropriate. We tailor our marketing strategy and message based on the community being advertised and the customers being targeted, such as advertising our active adult communities in areas where prospective active adult homebuyers live or will potentially want to purchase.

During the second half of fiscal 2022, significant increases in interest rates made our homes less affordable to many prospective buyers and led us to reduce prices or increase sales incentives in a number of our communities.

Quality Service

We continually strive to improve homeowner customer satisfaction throughout the pre-sale, sale, construction, closing and post-closing periods. We strive to create a quality homebuying experience for our customers through the participation of sales associates, on-site construction supervisors and customer care associates, all working in a team effort, as well as use of technology to simplify the homebuying and financing process. We believe this leads to enhanced customer retention and referrals. The quality of our homes is substantially affected by the efforts of on-site management and others engaged in the construction process, by the materials we use in particular homes, and by other similar factors.

We warrant our new homes against defective materials and workmanship for a minimum period of one year after the date of closing. Although we subcontract virtually all segments of construction to others and our contracts call for the subcontractors to repair or replace any deficient items related to their trades, we are primarily responsible to the homebuyers for the correction of any deficiencies.

Local Operating Structure and Centralized Management

We balance a local operating structure with centralized corporate level management. Our local operating structure consists of homebuilding divisions across the country, each of which is usually managed by a division president, a controller and personnel focused on land acquisition, entitlement and development, sales, construction, customer service and purchasing. This local operating structure gives our division presidents and their teams, who generally have significant experience in the homebuilding industry, and in most instances, in their particular markets, the flexibility to make local operating decisions, including land identification, entitlement and development, the management of inventory levels for our current sales volume, community development, home design, construction and marketing of our homes. We centralize at the corporate level decisions related to our overall strategy, acquisitions of land and businesses, risk management, financing, cash management and information systems.

Backlog

Backlog represents the number of homes under sales contracts. Homes are sold using sales contracts, which are generally accompanied by deposits. In some instances, purchasers are permitted to cancel sales contracts if they fail to qualify for financing or under certain other circumstances. We experienced a cancellation rate of 17% in 2022 and 10% in 2021, but in the third and fourth quarters of fiscal 2022, our cancellation rate increased to 21% and 26% respectively. We do not recognize revenue on homes that are the subject of sales contracts until the sales are closed and title passes to the new homeowners.

The backlog dollar value including unconsolidated entities at November 30, 2022 was $8.7 billion, compared to $11.4 billion at November 30, 2021. We expect that a significant portion of all homes currently in backlog will be delivered in fiscal year 2023.

During fiscal years 2022 and 2021, because of the concern about increasing labor and material costs and shortages, we, in many instances, deferred entering into contracts to sell homes and committing to the sales price until the costs of the homes were determined, which usually was shortly before construction began. This had the effect of reducing the number of homes subject to sales contracts at any particular time.

Homebuilding Investments in Unconsolidated Entities

We create and participate in joint ventures that acquire and develop land for our homebuilding operations, for sale to third parties or for use in the ventures' own homebuilding operations. Through these joint ventures, we reduce the amount we invest in potential future homesites, thereby reducing risks associated with land acquisitions and improving the return on our investments, and, in some instances, we obtain access to land to which we could not otherwise have obtained access or could not have obtained access on as favorable terms. As of November 30, 2022 and 2021, we had equity investments in 48 and 41 active homebuilding and land unconsolidated entities, respectively, in which we were participating, and our maximum recourse debt exposure related to Homebuilding unconsolidated joint ventures was $9.1 million and $5.3 million, respectively. This is discussed in greater detail in Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 of this Report.

Financial Services Operations

Residential Mortgage Financing

We offer conforming conventional, FHA-insured and VA-guaranteed residential mortgage loan products and other home mortgage products primarily to buyers of our homes through our financial services subsidiary, Lennar Mortgage, from locations in most of the states in which we have homebuilding operations. In fiscal year 2022, our financial services subsidiaries provided loans to 72% of our homebuyers who obtained mortgage financing in areas where we offered services. Because of the availability of mortgage loans from our financial services subsidiaries, as well as from independent mortgage lenders, we believe almost all creditworthy potential purchasers of our homes have access to financing.

During fiscal year 2022, we originated approximately 37,700 residential mortgage loans totaling $14.4 billion, compared to 38,100 residential mortgage loans totaling $13.2 billion during fiscal year 2021. Substantially all of the residential mortgage loans we originate are sold within a short period in the secondary mortgage market, a majority of them on a servicing released, non-recourse basis. After the loans are sold, we retain potential liability for claims by purchasers that we breached certain limited industry-standard representations and warranties in the loan sale agreements. Occasional claims of this type are a normal incident of loan securitization activities. We do not believe that the ultimate resolution of these claims will have a material adverse effect on our business or financial position. During fiscal year 2022, we also locked interest rates on approximately 41,100 residential mortgage loans totaling $15.7 billion, compared to 37,900 residential mortgage loans totaling $13.3 billion during fiscal year 2021.

We finance our mortgage loan activities with borrowings under our financial services warehouse facilities or funds from our operating activities. At November 30, 2022, Financial Services had four warehouse residential facilities maturing at various dates through fiscal 2023 with a total maximum borrowing capacity of $2.3 billion including an uncommitted amount of $600 million. We expect the facilities to be renewed or replaced with other facilities when they mature. If they are not renewed or replaced, we would have to find other sources of funding for our mortgage originations, which might include our own funds. We have a corporate risk management policy under which we hedge our interest rate risk on rate-locked loan commitments and loans held-for-sale to mitigate exposure to interest rate fluctuations.

We have been using new technology to automate portions of our mortgage loan origination process. This new technology has made the mortgage financing process easier for homebuyers and improved the customer experience. This new technology has also enabled us to increase the number of digital closings, with digital document signing and, where legally permitted, digital notarization.

Title, Insurance and Closing Services

We are licensed to provide title insurance, and closing services for residential and/or commercial transactions in 40 states to our homebuyers and others. During fiscal 2022 and 2021, we closed approximately 68,800 and 67,500 real estate transactions, respectively, in 20 states.

Commercial Mortgage Origination

Our LMF Commercial subsidiary originates and sells into securitizations first mortgage loans, which are secured by income producing commercial properties. The loans generally are between $5 million and $50 million each. LMF Commercial also originates floating rate loans secured by commercial real estate properties, many of which are in transition, undergoing lease-up, sell-out, renovation or repositioning. In order to finance LMF Commercial lending activities, as of November 30, 2022, LMF Commercial had four warehouse repurchase financing agreements maturing at various dates through fiscal 2023 with commitments totaling $550 million. This is discussed in greater detail in Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 of this Report.

Lennar Other

Strategic Technology Investments

We strategically invest in companies involved in technology initiatives that, among other things, help us enhance the homebuying or home ownership experience, reduce our SG&A expenses and help us stay at the forefront of homebuilding innovation. Seven of the companies in which we have strategic investments are publicly traded. They are:

- Blend, a company that is a digital lending platform developer simplifying and fast tracking the consumer finance process;

- Doma, a company that built a predictive analytics platform for title insurers;

- Hippo, a company that provides an efficient means of obtaining home insurance;

- Opendoor, a company that uses technology to significantly streamline the homebuying and selling process;

- Sonder, a company that manages short-term rentals, such as rental hotels;

- SmartRent, an enterprise smart home automation company; and

- Sunnova, a leading national residential solar company, to which during 2021, we sold our solar power business in return for equity.

Each of the investments listed above, except Doma, is reflected in our financial statements at market value, with changes to the fair values of those investments generating gains or losses on our quarterly financial statements. Doma is accounted for using the equity method. At November 30, 2022, the book value (including those recorded at fair value) of our investment in strategic technology investments was $522.5 million and is included in our Lennar Other segment.

For additional information about our investments in strategic technology investments, see Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 of this Report.

Multifamily Operations

Our Multifamily business has been engaged in the development of multifamily communities since 2011. Initially, the Multifamily business almost exclusively participated in shorter-duration joint ventures that built multifamily communities with the intention of selling them soon after they were built, and in most cases after they were substantially occupied. However, the Multifamily business now manages, and owns interests in, longer-duration funds that build multifamily communities with the intention of retaining them as rental income-generating assets. At November 30, 2022, Multifamily had interests in, and was managing, four funds and 19 joint ventures.

From inception through November 30, 2022, the Multifamily business has capitalized and developed 116 multifamily residential communities with approximately 34,900 rental units across 20 states throughout the United States. The communities developed by the Multifamily business include a diversified mix of conventional garden, mid-rise and high-rise multifamily properties in urban and suburban locations near major employment centers. Most communities offer residents a mix of studio, one, two, and three-bedroom homes.

As of November 30, 2022, funds and ventures managed by Multifamily had a pipeline of 64 potential future developments, which were owned, under contract or subject to letters of intent, totaling approximately $9.1 billion in anticipated development costs across several states.

Multifamily has co-investments in all the funds and ventures it manages, and receives returns on these investments. In addition, it has carried interests in the funds or ventures it manages, and receives distributions with regard to those carried interests.

Multifamily is expected to be one of the businesses included in our proposed spin-off.

Single Family Home Rentals

In December 2020, Lennar formed the Upward America Venture, LLC ("Upward America"), which (a) acquires communities of single family rental properties (including townhomes, duplexes and condominium buildings developed or acquired for rental purposes), and (b) leases and manages homes in those communities. Lennar subsidiaries are the manager and the general partner of Upward America. As of November 30, 2022, institutional investors had committed $1.6 billion to Upward America, part of which was used to reduce an initial commitment Lennar had made from $225 million to $125 million. Proceeds of commitments by other investors may be used to redeem more of Lennar's ownership, but Lennar has agreed not to reduce its ownership below $50 million.

As owner of the general partner of Upward America, Lennar has the right to receive, in addition to distributions regarding its own commitments, distributions based on the amounts by which returns to limited partners exceed specified amounts (i.e., carried interests). As the manager of Upward America, we receive management and acquisition fees. Lennar subsidiaries may also receive fees for property management, leasing, construction management and other services that they render through subcontractors.

At November 30, 2022, Upward America had purchased 4,129 homes in 103 communities across 19 metropolitan statistical areas for a total purchase price of $1.1 billion (an average price of $259,000 per home), of which 2,352 of the homes owned by Upward America had been leased to occupants. The Limited Partnership Agreement of Upward America gives Upward America the right to purchase from Lennar for their appraised value all homes or communities that are purpose built for single family home rental. Upward America also is free to purchase homes from homebuilders other than Lennar or to purchase previously occupied homes. Initially all the homes purchased by Upward America were purchased from Lennar, but subsequently, Upward America began purchasing homes from multiple homebuilders. At November 30, 2022, approximately 6% of the homes owned by Upward America were built by homebuilders other than Lennar.

The single family rental business is expected to be one of the businesses included in our proposed spin-off.

Five Point Holdings, LLC

We own an indirect approximately 40% interest in Five Point Holdings, LLC, which is a publicly traded developer of three large master planned mixed-use developments in California (Newhall Ranch, Great Park Neighborhoods, and San Francisco Shipyard/Candlestick Point). We sometimes purchase properties from FivePoint for use in our homebuilding operations. We have no active role in the management of FivePoint, except that since August 2021 our Executive Chairman has been the non-employee Executive Chairman of the Board of Directors (but not the chief executive officer) of FivePoint. As of November 30, 2022, the carrying amount of our investment in FivePoint was $382.9 million.

Rialto Fund Investments

Until November 30, 2018, we had a group of subsidiaries, including Rialto Capital Management, LLC ("Rialto"), that primarily managed real estate related investment funds and other real estate related investment vehicles. We sold the Rialto Management Group on November 30, 2018. However, we retained the right to share in carried interest distributions from some of the funds and other investment vehicles Rialto manages. We also retained limited partner investments in several Rialto funds and investment vehicles that totaled $185.1 million as of November 30, 2022.

Seasonality

We historically have experienced, and expect to continue to experience, variability in quarterly results. Our homebuilding business is seasonal in nature and generally reflects higher levels of new home order activity in our second and third fiscal quarters and increased deliveries in the second half of our fiscal year. However, a variety of factors can alter seasonal patterns. For example, in 2020, the shutdown of large portions of our national economy in March and April due to the COVID-19 pandemic temporarily reduced our home sales in those months, and therefore altered our normal seasonal pattern.

Competition

The residential homebuilding industry is highly competitive. In each of the market regions where we operate, we compete for homebuyers with numerous national, regional and local homebuilders, as well as with resales of existing homes and with the rental housing market. We compete for homebuyers on the basis of a number of interrelated factors including location, price, reputation for customer satisfaction, amenities, design, quality and financing. In addition to competition for homebuyers, we also compete with other homebuilders for desirable properties, raw materials and access to reliable, skilled labor. We compete with a wide variety of property owners in our efforts to sell land to homebuilders and others. We believe we are competitive in the market regions where we operate primarily due to our:

- Everything's Included® marketing program, which simplifies the homebuying experience by including the most desirable features as standard items;

- Innovative home designs, such as our Next Gen® homes that provide both privacy and togetherness for multi-generational families or a home office to accommodate working from home;

- Inclusion of built-in Wi-Fi, solar power systems and advanced technology in many of our homes;

- Consumer insight capabilities, which allow us to continually stay tapped into consumer preferences and feedback so we can continuously evolve and fine-tune our offerings, processes and communications for our customers;

- Financial position as a result of our ability to finance land purchases and development activities with operating revenues and corporate level unsecured borrowing;

- Access to land, particularly in land-constrained markets;

- Pricing to current market conditions;

- Cost efficiencies realized through our national purchasing programs and production of value-engineered homes;

- Quality construction and home warranty programs, which are supported by a responsive customer care team;

- Our builder of choice program through which we maximize the efficiency of our suppliers' dealing with us;

- Size and scale in leading markets; and

- Strategic investments in technology initiatives through our LEN^X investments in companies that help us enhance the homebuying and home ownership experience, and help us stay at the forefront of homebuilding innovation.

Our residential financial services operations compete with other residential mortgage lenders, including national, regional and local mortgage bankers and brokers, banks, savings and loan associations, non-bank mortgage lenders and other financial institutions, in the origination and sale of residential mortgage loans. Principal competitive factors include interest rates and other features of mortgage loan products available to the consumer. We compete with other title insurance agencies and underwriters for closing services and title insurance. Principal competitive factors include service and price.

Our LMF Commercial subsidiary's commercial mortgage origination and sale business competes with a wide variety of banks and other lenders that offer small and mid-sized mortgage loans to commercial enterprises. Competition is based primarily on service, price and relationships with mortgage brokers and other referral sources. LMF Commercial is run by highly seasoned managers who have been originating and securitizing loans for over 30 years and benefit from long-standing relationships with referral sources, as well as being able to leverage Lennar's infrastructure facilities for rapid market entrances and analysis. We believe these factors give LMF Commercial an advantage over many of the lenders with which it competes. Additionally, we believe access to Lennar's local homebuilding teams provides LMF Commercial with a distinct advantage in its evaluation of real estate assets.

In each region where we develop and operate multifamily properties, there is competition for residents with other owners of residential real estate (whether for-rent or for-sale). In addition, when capital raising, we compete with a wide variety of other investment opportunities that are being marketed by other firms, related both to real estate and to a variety of other investment products. We also compete for developable land with other developers of real estate for a variety of uses.

In each region where our funds offer single family homes for rent, there will be competition for residents with other owners of residential real estate (whether for-rent or for-sale). In addition, in seeking investors to acquire interests in funds we form, we will be competing with a wide variety of investment opportunities, related both to real estate and to a variety of other investment products. Also, in seeking to acquire single family homes that our funds can hold as rental properties, our funds will be competing with other persons who plan to hold them as rental properties as well as persons who might want to purchase those homes to live in them.

Regulation

The residential communities and multifamily apartment developments that we build are subject to a large variety of local, state and federal statutes, ordinances, rules and regulations relating to, among other things, zoning, construction permits or entitlements, construction materials, density, building design and property elevation, building codes and handling of waste. These include laws requiring the use of construction materials that reduce the need for energy-consuming heating and cooling systems. These laws and regulations are subject to frequent change and often increase construction costs. For example, the California Energy Commission has adopted a requirement that most newly built homes in California must have rooftop solar panels. In some instances, we must comply with laws that require commitments from us to provide roads and other offsite infrastructure, and may require them to be in place prior to the commencement of new home construction. These laws and regulations are usually administered by counties and municipalities and may result in fees and assessments or building moratoriums. In addition, many new development projects are subject to assessments for schools, parks, streets and highways and other public improvements, the costs of which can be substantial. Also, some states are attempting to make homebuilders responsible for violations of wage and other labor laws by their subcontractors. In 2020 and 2021, the COVID-19 pandemic slowed down the approval process in many government offices, which in many instances delayed our being able to begin constructing homes in particular communities.

Residential homebuilding and apartment development are also subject to a variety of local, state and federal statutes, ordinances, rules and regulations concerning the protection of health and the environment. These environmental laws include such subjects as storm water and surface water management, soil, groundwater and wetlands protection, subsurface conditions and air quality protection and enhancement. Environmental laws may result in delays, may cause us to incur substantial compliance and other costs and may prohibit or severely restrict homebuilding activity in environmentally sensitive regions or areas.

Over the years, several cities and counties in which we have developments have submitted to voters "slow growth" initiatives and other ballot measures that could impact the affordability and availability of land suitable for residential development within those localities. Although many of these initiatives have been defeated, if similar initiatives were approved, residential construction by us and others within certain cities or counties could be seriously impacted.

In order to make it possible for some of our homebuyers to obtain FHA-insured or VA-guaranteed mortgages, we must construct the homes they buy in compliance with regulations promulgated by those agencies. Various states have statutory disclosure requirements relating to the marketing and sale of new homes. These disclosure requirements vary widely from state-to-state. In some states, we are required to be registered as a licensed contractor and comply with applicable rules and regulations. In various states, our new home consultants are required to be registered as licensed real estate agents and to adhere to the laws governing the practices of real estate agents.

Our mortgage and title subsidiaries must comply with applicable real estate, lending and insurance laws and regulations. The subsidiaries are licensed in the states in which they do business and must comply with laws and regulations in those states. These laws and regulations include provisions regarding capitalization, operating procedures, investments, lending and privacy disclosures, forms of policies and premiums. The Dodd-Frank Wall Street Reform and Consumer Protection Act contains a number of requirements relating to mortgage lending and securitizations. These include, among others, minimum standards for lender practices, limitations on certain fees and a requirement that the originator of loans that are securitized retain a portion of the risk, either directly or by holding interests in the securitizations.

Several federal, state and local laws, rules, regulations and ordinances, including, but not limited to, the Federal Fair Debt Collection Practices Act ("FDCPA") and the Federal Trade Commission Act and comparable state statutes, regulate consumer debt collection activity. Although, for a variety of reasons, we may not be specifically subject to the FDCPA or to some state statutes that govern debt collectors, it is our policy to comply with applicable laws in our collection activities. To the extent that some or all of these laws apply to our collection activities, our failure to comply with such laws could have a material adverse effect on us. We are also subject to regulations promulgated by the Federal Consumer Financial Protection Bureau regarding residential mortgage loans.

Environment

We are focused on creating environmentally sustainable products, and our purchasing power enables us to include green features in our homes. Each new home we build is healthier and more energy efficient, and has less impact on the environment, than prior generations of homes as a result of features like:

- Low-VOC paint that reduces pollution;
- WaterSense® faucets that reduce water flow without sacrificing performance;
- Low-E windows that reduce infrared and ultraviolet light coming into the home; and
- Energy Star® appliances that reduce energy consumption.

In addition, our home design and engineering work optimizes efficiency of building materials and reduces construction waste.

We also believe in the value of clean energy from solar power, which is why we formed our own captive solar power company in 2013. In 2021, we sold our SunStreet solar operations to Sunnova Energy International, a leading national residential solar company, in exchange for stock in the company. We believe Sunnova will be better able than us at maximizing the potential of the SunStreet solar operations. We are also partnering with Sunnova for it to be our exclusive solar and battery storage provider, and we are working with Sunnova on the development of community solar microgrids.

Human Capital

Our associates are our most valuable asset, and we are committed to supporting each associate's (i.e., employee's) unique career journey. We believe having an inclusive work environment, where everyone has a sense of belonging, not only drives engagement but fosters innovation, which is critical to driving growth. Our "Everyone's Included" mantra anchors our unique culture. Our success starts and ends with having the best talent, and, as a result, we are focused on attracting, developing, engaging and retaining our associates. We understand the importance of balance, and offer associates a competitive and comprehensive benefits package, including paid parental leave and resources for whole-self well-being (physical, social, and financial).

We are committed to the health and safety of our associates and trade partners. During fiscal 2020 and continuing through fiscal 2021, as a result of the COVID-19 pandemic, we implemented additional safety protocols to protect our associates, trade partners and homebuyers, including protocols regarding social distancing, daily health checks and working remotely. Our experienced teams adapted quickly to the changes and have managed our business successfully during this challenging time. We are also committed to worker safety and regulatory compliance. Our Board of Directors and its Audit Committee reviews the results of OSHA visits and other safety related information.

Although we subcontract the land development and construction aspects of our homebuilding activities, we are highly dependent on our skilled employees for critical aspects of what we do. That includes senior executives who are responsible for our operational strategies and for approving significant land acquisitions and other major investments we make. It also includes the people who head our homebuilding divisions and non-homebuilding segments. And it includes the many people who are involved in design, construction oversight, marketing and other aspects of our homebuilding business and in carrying out our other activities.

At November 30, 2022, we employed 12,012 individuals of whom 9,357 were involved in the Homebuilding operations, 1,748 were involved in the Financial Services operations and 907 were involved in the Multifamily operations, compared to November 30, 2021, when we employed 10,753 individuals of whom 8,323 were involved in the Homebuilding operations, 1,688 were involved in the Financial Services operations and 742 were involved in the Multifamily operations. We do not have collective bargaining agreements relating to any of our associates. However, we subcontract many phases of our homebuilding operations and some of the subcontractors we use have employees who are represented by labor unions.

We have policies that prohibit us from discriminating in employment opportunities on the basis of race or gender, and we take active steps to offer employment opportunities to under-represented ethnic groups.

NYSE Certification

On April 26, 2022, we submitted our Annual CEO Certification to the New York Stock Exchange ("NYSE") in accordance with NYSE's listing standards. The certification was not qualified in any respect.

Available Information

This Report on Form 10-K and all other reports and amendments we file with or furnish to the SEC are publicly available free of charge on the investor relations section of the Lennar website as soon as reasonably practicable after we file such materials with, or furnish them to, the SEC. Our website is www.lennar.com. We caution you that the information on our website is not part of this or any other report we file with, or furnish to, the SEC.

Special Note Regarding Forward-Looking Statements

This annual report on Form 10-K contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements concern expectations, beliefs, projections, plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. These forward-looking statements typically include the words "anticipate," "believe," "consider," "estimate," "expect," "forecast," "intend," "objective," "plan," "predict," "projection," "seek," "strategy," "target," "will" or other words of similar meaning. Some of them are opinions formed based upon general observations, anecdotal evidence and industry experience, but that are not supported by specific investigation or analysis.

These forward-looking statements reflect our current views about future events and are subject to risks, uncertainties and assumptions. We wish to caution readers that certain important factors may have affected and could in the future affect our actual results and could cause actual results to differ significantly from what is anticipated by our forward-looking statements. The most important factors that could cause actual results to differ materially from those anticipated by our forward-looking statements include, but are not limited to: slowdowns in real estate markets in regions where we have significant Homebuilding or Multifamily development activities; decreased demand for our homes, either for sale or for rent, or Multifamily rental apartments; the potential impact of inflation; the impact of increased cost of mortgage financing for homebuyers, increased interest rates or increased competition in the mortgage industry; supply shortages and increased costs related to construction materials and labor; cost increases related to real estate taxes and insurance; the effect of increased interest rates with regard to our funds' borrowings on the willingness of the funds to invest in new projects; reductions in the market value of the Company's investments in public companies; natural disasters or catastrophic events for which our insurance may not provide adequate coverage; our inability to successfully execute our strategies, including our land lighter strategy and our planned spin-off of certain businesses; a decline in the value of the land and home inventories we maintain and resulting possible future writedowns of the carrying value of our real estate assets; the forfeiture of deposits related to land purchase options we decide not to exercise; the potential negative impact to our business of the coronavirus (COVID-19) pandemic; possible unfavorable losses in legal proceedings; changes in general economic and financial conditions that reduce demand for our products and services, lower our profit margins or reduce our access to credit; our inability to acquire land at anticipated prices; the possibility that we will incur nonrecurring costs that affect earnings in one or more reporting periods; the possibility that the benefit from our increasing use of technology will not justify its cost; increased competition for home sales from other sellers of new and resale homes; becoming unable to pay down debt; government actions or other factors that might force us to terminate our program of repurchasing our stock; the failure of the participants in various joint ventures to honor their commitments; difficulty obtaining land-use entitlements or construction financing; new laws or regulatory changes that adversely affect the profitability of our businesses; our inability to refinance our debt on terms that are as favorable as our current arrangements; and changes in accounting conventions that adversely affect our reported earnings.

Please see "Item 1A-Risk Factors" of this Annual Report for a further discussion of these and other risks and uncertainties which could affect our future results. We undertake no obligation to revise any forward-looking statements to reflect events or circumstances after the date of those statements or to reflect the occurrence of anticipated or unanticipated events, except to the extent we are legally required to disclose certain matters in SEC filings or otherwise.

Item 1A.   Risk Factors.

The following are what we believe to be the principal risks that could materially affect us and our businesses.

Market and Economic Risks

Demand for homes we build may be adversely affected by a variety of macroeconomic factors beyond our control.

Demand for our homes is dependent on a variety of macroeconomic factors, such as employment levels, interest rates, changes in stock market valuations, consumer confidence, housing demand, availability of financing for home buyers, availability and prices of new homes compared to existing inventory, and demographic trends. These factors can be significantly adversely affected by a variety of factors beyond our control. Currently, potential purchasers of our homes are being affected by inflation and increased interest rates, both of which increase what homebuyers have to pay for new homes.

Negative publicity could hurt our reputation, which could cause our revenues or results of operations to decline.

Our business success is dependent upon the reputation of the Lennar brand and its association with quality and integrity. If we are unable to maintain the position of the Lennar brand, our business may be adversely affected, which could result in lower sales and earnings. Unfavorable media or investor and analyst reports related to our industry, company, brand, marketing, personnel, operations, business performance, or prospects may affect our stock price and the performance of our business, regardless of its accuracy or inaccuracy. We could be subject to knowingly false statements made for the purpose of impairing our reputation. These statements, even if totally untrue, can spread rapidly through the use of electronic communication, including social media outlets, websites and other digital platforms. Our success in maintaining and enhancing our brand depends on our ability to adapt to this rapidly changing media environment. Adverse publicity or negative commentary from media outlets could damage our reputation and reduce the demand for our homes, which would adversely affect our business.

Our business strategies for our homebuilding and mortgage finance businesses may not increase our value.

We cannot assure you that our strategies for our core homebuilding and mortgage finance businesses, and any related initiatives or actions, will be successful. Principal among our current strategies is continuing to reduce the inventory of land we own (i.e., to become a land lighter company), and to control a greater portion of the land we expect to use through options or other contractual arrangements. We cannot provide assurance that this strategy, or other strategies we will follow, will increase our value. It is possible that the land lighter or other strategies will reduce, rather than increase, the value and profitability of our core businesses.

A continuing downturn in the homebuilding market could adversely affect our operations.

During fiscal 2022, the housing market weakened in response to the Federal Reserve's aggressive increase in interest rates in an effort to curtail inflation. A number of our markets experienced significant market softening that required us to make substantial price reductions. It is possible that a continued downturn could result in a further decline in demand for new homes with resulting write downs in the carrying value of our land inventory and write offs of costs of land purchase options we decide not to exercise.

Supply shortages and inflation could adversely affect our profitability.

In an inflationary environment, we may be precluded from raising home prices enough to keep up with the rate of inflation, which could reduce our profit margins. Moreover, in an inflationary environment, our cost of capital, labor and materials can increase and the purchasing power of our cash resources can decline, which can have an adverse impact on our business or financial results. During fiscal 2022, we experienced increased costs of materials and labor caused both by supply shortages and inflation. We were able to maintain satisfactory margins by applying stringent cost controls and by raising prices. However, declining demand for new homes as the year progressed is requiring us to reduce, rather than increase, prices. On the other hand, it is beginning to relieve supply shortages. We are taking steps that we expect will enable us to maintain acceptable operating margins despite the inability to raise prices. However it is possible that those steps will not be successful, and that the combination of inflation and reduced demand for new homes will adversely affect our profitability

Further increase in mortgage interest rates could reduce potential buyers' ability or desire to obtain financing with which to buy homes.

Housing has been considerably impacted by the more than doubling of mortgage interest rates in 2022, and the Federal Reserve Board has said it intends to continue to increase its benchmark interest rate in 2023. When interest rates increase, the cost of owning a new home increases, which usually reduces the number of potential buyers who can afford, or are willing, to purchase homes we build.

A decline in prices of new homes could require us to write down the carrying value of land we own and to write off option costs.

We are constantly purchasing land, or entering into arrangements to purchase land, for use in our homebuilding operations. The value of land suitable for residential development fluctuates depending on local and national market conditions and other factors that affect demand for new homes. When demand for homes fell during the 2007-2010 recession, we were required to take significant write-downs of the carrying value of our land inventory and we elected not to exercise many options to purchase land, which required us to forfeit deposits and write-off pre-acquisition costs. Although we have reduced our exposure to costs of that type, a certain amount of exposure is inherent in our homebuilding business. If market conditions were to deteriorate significantly in the future, we could again be required to make significant write-downs of the carrying value of our land inventory and incur costs relating to decisions not to exercise land purchase options.

Our results of operations and financial condition may be adversely affected by public health issues, and resulting governmental actions.

The United States has experienced, and may experience in the future, outbreaks of contagious diseases that affect public health and public perception of health risk. The COVID-19 pandemic caused the shutdown of large portions of our national economy. With the exception of a period in March and April of 2020, the COVID-19 pandemic and its effects on the economy did not adversely affect our home sales. However, this may not be the case with any future public health issues. The extent to which public health issues impact our results will depend on future developments, which cannot be predicted. If a contagious disease causes significant negative impacts to economic conditions or consumer confidence, our results of operations, financial condition and cash flows could be materially adversely impacted.

Operational Risks

Homebuilding, mortgage lending and home rentals are very competitive industries, and competitive conditions could adversely affect our business or financial results.

Homebuilding. The homebuilding industry is highly competitive. Homebuilders compete not only for homebuyers, but also for desirable land, financing, raw materials, skilled management and labor resources. We compete in each of our markets with numerous national, regional and local homebuilders. We also compete with sellers of existing homes, including foreclosed homes, and with rental housing. These competitive conditions can reduce the number of homes we deliver, negatively impact our selling prices, reduce our profit margins, and cause impairments in the value of our inventory or other assets. Competition can also affect our ability to acquire suitable land, raw materials and skilled labor at acceptable prices or other terms.

Financial Services. Our Financial Services residential and commercial lending businesses compete with other residential and commercial mortgage lenders, including national, regional and local banks and other financial institutions. Mortgage lenders who have greater access to low cost funds, superior technologies or different lending criteria than we do may be able to offer more attractive financing to potential customers than we can.

Multifamily. Our multifamily rental business competes with other developers and operators of multifamily apartment communities at locations across the U.S. where we have investments in multifamily rental properties. We also compete in securing partners, equity capital and debt financing, and we compete for tenants with the large supply of already existing or newly built rental apartments, as well as with sellers and renters of single family homes. These competitive conditions could negatively impact the ability of the funds and ventures we manage to find renters for the apartments they are building or the prices for which those apartments can be rented.

Single Family Home Rentals. In each region where our funds offer single family homes for rent, there will be competition for residents with other owners of residential real estate (whether for-rent or for-sale). In addition, in seeking investors to acquire interests in funds we form, we will be competing with a wide variety of investment opportunities, related both to real estate and to a variety of other investment products. Also, in seeking to acquire single family homes that our funds can hold as rental properties, our funds will be competing with other persons who plan to hold them as rental properties as well as persons who might want to purchase those homes to live in them.

We may be subject to costs of warranty and liability claims in excess of the insurance coverage we can purchase.

As a homebuilder, we are subject in the ordinary course of our business to warranty and construction defect claims. We are also subject to claims for injuries that occur in the course of construction activities. We record warranty and other reserves for the homes we sell based on historical experience in our markets and our judgment of the qualitative risks associated with the types of homes we build. We have, and many of our subcontractors have, general liability, property, workers' compensation and other business insurance. These insurance policies are intended to protect us against risk of loss from claims, subject to self-insured retentions, deductibles and coverage limits. However, it is possible that this insurance will not be adequate to address all warranty, construction defect and liability claims to which we are subject.

Additionally, the cost of insurance has increased significantly in recent years. Also, the coverage offered and the availability of general liability insurance for construction defects is currently limited and policies that can be obtained often include exclusions based upon past losses those insurers suffered as a result of use of defective materials in homes we and many other homebuilders built. As a result, an increasing number of our subcontractors are unable to obtain insurance, and we have in many cases had to waive our customary insurance requirements, which increases our and our insurers' exposure to claims and increases the possibility that our insurance will not be adequate to protect us against all the costs we incur. This increase in cost and limitation in coverage has also increased our self-insured retentions and decreased our total coverage. It is possible in the future that insurance would not be available at commercially reasonable rates, which may cause us to reduce or eliminate general liability insurance.

Excessive health and safety incidents relating to our operations could be costly to us.

Land development and construction are inherently dangerous. While safety is a priority on our land development and construction sites, we cannot always control the way work is performed by subcontractors, including whether they comply with laws and regulations designed to maximize the safety of construction workers. Any failure in health and safety performance may result in penalties for non-compliance with relevant regulatory requirements, may result in our subcontractors having difficulty attracting the workers they need and may result in a negative impact to our reputation.

Products supplied to us and work done by subcontractors can expose us to risks that could adversely affect our business.

We rely on subcontractors to perform the actual construction of our homes, and in many cases, to select and obtain building materials. Despite our detailed specifications and quality control procedures, in some cases, subcontractors may use improper construction processes or defective materials. Defective products widely used by the homebuilding industry can result in the need to perform extensive repairs to large numbers of homes. The cost of complying with our warranty obligations may be significant if we are unable to recover the cost of repairs from subcontractors, materials suppliers and insurers.

We also can suffer damage to our reputation, and may be exposed to possible liability, if subcontractors fail to comply with applicable laws, including laws involving things that are not within our control. When we learn about possibly improper practices by subcontractors, we try to cause the subcontractors to discontinue them. However, we may not always be able to do that, and even when we can, it may not avoid claims against us relating to work the subcontractors already performed.

A reduced number of home sales would extend the time it takes us to recover land purchase and property development costs.

We incur many costs even before we begin to build homes in a community. Depending on the stage of development a land parcel is in when we acquire it, these may include costs of preparing land, finishing and entitling lots, installing roads, sewers, water systems and other utilities, and taxes and other costs related to ownership of the land on which we plan to build homes. If the rate at which we sell and deliver homes slows, or if we delay the opening of new home communities, we may incur increased pre-construction costs and it may take longer for us to recover our costs.

Increased interest rates could increase the cost of the homes we build.

Our business requires us to finance much of the cost of developing our residential communities. One of the ways we do this is with bank borrowings. At November 30, 2022, we had a $2.6 billion revolving credit facility with a group of banks (the "Credit Facility"), which had an accordion feature that could increase it to $3 billion. We also had warehouse borrowing facilities totaling $2.85 billion to support our residential and commercial mortgage lending activities. The interest on borrowings under the Credit Facility is at rates based on prevailing short term rates from time to time. In 2022, the Federal Reserve steadily raised benchmark interest rates and said it intends to continue doing so in 2023. At November 30, 2022, we had no borrowings under the Credit Facility. However, if in the future we have a need for significant borrowings under the Credit Facility and interest rates continue to increase, that would increase the cost of the homes we build, which either would make those homes more expensive for homebuyers, which is likely to reduce demand, or would lower our operating margins, or both.

Increases in the rate of cancellations of home sale agreements could have an adverse effect on our business.

Our backlog reflects agreements of sale with our homebuyers for homes that have not yet been delivered. We usually have received a deposit from our home buyer for each home reflected in our backlog, and generally we have the right to retain the deposit if the homebuyer does not complete the purchase. In some cases, however, a homebuyer may cancel the agreement of sale and receive a complete or partial refund of the deposit for reasons such as state and local laws, the homebuyer's inability to obtain mortgage financing, their inability to sell their current home or our inability to complete and deliver the home within the specified time. With the weakening of the housing market, we have experienced an increase in cancellation rates. If there is a further downturn in the housing market, or if mortgage financing becomes less available than it currently is, more homebuyers may cancel their agreements of sale with us, which would have an adverse effect on our business and results of operations.

Our success to a substantial extent depends on our ability to acquire land that is suitable for residential homebuilding and meets our land investment criteria.

There is strong competition among homebuilders for land that is suitable for residential development. The future availability of finished and partially finished developed lots and undeveloped land that meet our internal criteria depends on a number of factors outside our control, including land availability in general, competition with other homebuilders and land buyers for desirable property, inflation in land prices, zoning, allowable housing density, and other regulatory requirements. Should suitable lots or land become less available, the number of homes we could build and sell could be reduced, and the cost of land could be increased, perhaps substantially, which could adversely impact our results of operations.

We could be hurt by refusals of owners of land to honor options or contracts to sell the land to us.

We have made a strategic decision to increase the portion of our potential land inventory that we control through options or contracts and reduce the portion we own. This substantially reduces our investment in land. However, if landowners who are parties to the options or contracts were to refuse to honor them, we could lose access to land at the time we want to use it in our homebuilding activities.

The loss of the services of members of our senior management or a significant number of our operating employees could negatively affect our business.

Our success depends to a significant extent upon the performance and active participation of our senior management, many of whom have been with us for 20 or more years. If we were to lose members of our senior management, we might not be able to find appropriate replacements on a timely basis and our operations could be negatively affected. Also, the loss of a significant number of key operating employees and our inability to hire qualified replacements could have a material adverse effect on our business.

Natural disasters and severe weather conditions could delay deliveries and increase costs of new homes in affected areas, which could harm our sales and results of operations.

Many of our homebuilding operations are conducted in areas that are subject to natural disasters, including hurricanes, earthquakes, droughts, floods, wildfires and severe weather. The occurrence of natural disasters or severe weather conditions can delay new home deliveries, increase costs by damaging inventories and lead to shortages of labor and materials in areas affected by the disasters, and can negatively impact the demand for new homes in affected areas. Our insurance may not cover business interruptions or losses resulting from these events and our results of operations could be adversely affected by these events.

If our homebuyers are not able to obtain suitable financing, that would reduce demand for our homes and our home sales revenues.

Most purchasers of our homes obtain mortgage loans to finance a substantial portion of the purchase price of the homes they purchase. While the majority of our homebuyers obtain their mortgage financing from our Financial Services segment, others obtain mortgage financing from banks and other independent lenders. Disruptions in the mortgage markets and increased government regulation could adversely affect the ability of potential homebuyers to obtain financing for home purchases, making it difficult for them to purchase our homes. Among other things, changes made by Fannie Mae, Freddie Mac, Ginnie Mae and FHA/VA to sponsored mortgage programs, as well as changes made in recent years by private mortgage insurance companies, have reduced the ability of a number of potential homebuyers to qualify for mortgages. Principal among these are higher income requirements, larger required down payments, increased reserves and higher required credit scores. In addition, there has been uncertainty regarding the future of Fannie Mae, Freddie Mac and Ginnie Mae, including proposals that they reduce or terminate their role as the principal sources of liquidity in the secondary market for mortgage loans. It is not clear how, if Fannie Mae, Freddie Mac and Ginnie Mae were to curtail their secondary market mortgage loan purchases, the liquidity they provide would be replaced. There is a substantial possibility that substituting an alternate source of liquidity would increase mortgage interest rates, which would increase the buyers' effective costs of paying for the homes we sell, and therefore could reduce demand for our homes and adversely affect our results of operations.

Our Financial Services segment can be adversely affected by reduced demand for our homes.

Approximately 99% of the residential mortgage loans made by our Financial Services segment in 2022 were made to buyers of homes we built. Therefore, a decrease in the demand for our homes or an increase in cash used by home buyers would adversely affect the revenues of this aspect of our business.

If our ability to sell mortgages into the secondary market is impaired, that could significantly reduce our ability to sell homes unless we are willing to become a long-term investor in loans we originate.

Substantially all of the residential mortgage loans we originate are sold within a short period in the secondary mortgage market on a servicing released, non-recourse basis. If we became unable to sell residential mortgage loans into the secondary mortgage market or directly to Fannie Mae, Freddie Mac and Ginnie Mae, we would have to either curtail our origination of residential mortgage loans, which among other things, could significantly reduce our ability to sell homes, or commit our own funds to long term investments in mortgage loans, which, in addition to requiring us to deploy substantial amounts of our own funds, could delay the time when we recognize revenues from home sales on our statements of operations.

We may be liable for certain limited representations and warranties we make in connection with the sale of loans.

While substantially all of the residential mortgage loans we originate are sold within a short period in the secondary mortgage market on a servicing released, non-recourse basis, we remain responsible for certain industry standard limited representations and warranties we make in connection with such sales. Mortgage investors sometimes seek to have us buy back mortgage loans or compensate them for losses incurred on mortgage loans that we have sold based on claims that we breached our limited representations and warranties. In addition, when LMF Commercial sells loans to securitization trusts or other purchasers, it gives limited industry standard representations and warranties about the loans, which, if incorrect, may require it to repurchase the loans, replace them with substitute loans or indemnify persons for losses or expenses incurred as a result of breaches of representations and warranties. If we have significant liabilities with respect to such claims, it could have an adverse effect on our results of operations, and possibly our financial condition.

Financing Risks

Failure to comply with the covenants and conditions imposed by our borrowing facilities could restrict future borrowing or cause our debt to become immediately due and payable.

The agreement governing our Credit Facility (the "Credit Agreement") makes it a default if we fail to pay principal or interest when it is due (subject in some instances to grace periods) or to comply with various covenants, including covenants regarding financial ratios. In addition, our Financial Services residential mortgage companies and our LMF Commercial mortgage lending group have warehouse facilities to finance their mortgage lending. If we default under the Credit Agreement or our warehouse facilities, the lenders will have the right to terminate their commitments to lend and to require immediate repayment of all outstanding borrowings. This could reduce our available funds at a time when we are having difficulty generating all the funds we need from our operations, in capital markets or otherwise, and restrict our ability to obtain financing in the future. In addition, if we default under the Credit Agreement or our warehouse facilities, it could cause the amounts outstanding under our senior notes to become immediately due and payable, which would seriously adversely impact our consolidated financial condition.

We have a substantial level of indebtedness, which may have an adverse effect on our business or limit our ability to take advantage of business, strategic or financing opportunities.

As of November 30, 2022, we had outstanding senior notes which we had sold into the capital markets over a number of years totaling $3.6 billion. The indentures governing our senior notes do not restrict our incurrence of future secured or unsecured debt, and the agreement governing our Credit Facility allows us to incur a substantial amount of future unsecured debt. We reduced our outstanding senior notes during fiscal 2022 by $575 million, but we still have a significant amount outstanding. Sales of senior debt into the capital markets has, until recently, been a significant source of funding for our operations and acquisitions. Our use of capital markets debt to help support our operations exposes us to a number of risks, including:

- We may be more vulnerable to general adverse economic and homebuilding industry conditions;

- We may have to pay higher interest rates upon refinancing indebtedness as a result of the increase in interest rates, thereby reducing our earnings and cash flows;

- We may find it difficult, or may be unable, to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements that would be in our best long-term interests;

- We may be required to dedicate a substantial portion of our cash flow from operations to the payment of principal and interest on our debt, reducing the cash flow available to fund operations and investments and reducing the amount we can return to our stockholders;

- We may have reduced flexibility in planning for, or reacting to, changes in our businesses or the industries in which they are conducted;

- We may have a competitive disadvantage relative to other companies in our industry, if any, that are less leveraged; and

- We may be required to sell debt or equity securities or sell some of our core assets, possibly on unfavorable terms, in order to meet payment obligations.

Our access to capital and our ability to obtain additional financing could be affected if there was a downgrade of our credit ratings.

Our corporate credit rating and ratings of our senior notes affect, among other things, our ability to access new capital, especially debt, and the costs of that new capital. For a number of years, a substantial portion of our access to capital has been through the issuance of senior notes, of which we have approximately $3.6 billion outstanding, net of debt issuance costs, as of November 30, 2022. Among other things, we have often relied on proceeds of debt issuances to pay the principal of existing senior notes when they mature. Negative changes in the ratings of our senior notes could make it difficult for us to sell senior notes in the future and could result in more stringent covenants and higher interest rates with regard to new senior notes we issue.

Our Financial Services segment, including LMF Commercial, has warehouse facilities that mature in fiscal year 2023, and if we could not renew or replace these facilities, we probably would have to reduce our mortgage lending and origination activities.

During 2023, we will have to replace or renew a total of $2.85 billion of warehouse lines used by Financial Services, including LMF Commercial, as they mature. We expect these facilities to be renewed or replaced with other facilities when they mature. If we were unable to renew or replace these facilities on favorable terms or at all when they mature, that could seriously impede the activities of our Financial Services segment, which would have an impact on our financial results.

An inability to obtain performance bonds or post letters of credit could adversely affect our operations.

We often are required to provide surety bonds to secure our performance of obligations under construction contracts, development agreements and other arrangements. At November 30, 2022, we had outstanding surety bonds of $4.1 billion including performance surety bonds related to site improvements at various projects (including certain projects of our joint ventures) and financial surety bonds. Although significant development and construction activities have been completed related to these site improvements, these bonds are generally not released until all development and construction activities to which they relate are completed. Our ability to obtain surety bonds primarily depends upon our credit rating, financial condition, past performance and similar factors, the capacity of the surety market and the underwriting practices of surety bond issuers. Our ability to obtain surety bonds also can be impacted by the willingness of insurance companies to issue performance bonds for construction and development activities. If we were unable to obtain surety bonds when required, our operations could be adversely affected.

We conduct some of our operations through joint ventures with independent third parties and we can be adversely impacted by our joint venture partners' failures to fulfill their obligations or decisions to act contrary to our wishes.

In our Homebuilding and Multifamily segments, we participate in joint ventures in order to help us acquire attractive land positions, to manage our risk profile and to leverage our capital base. In certain circumstances, joint venture participants, including us, are required to provide guarantees of obligations relating to the joint ventures, such as completion and environmental guarantees. If a joint venture partner does not perform its obligations, we may be required to bear more than our proportional share of the cost of fulfilling the joint venture's obligations. For example, in connection with our Multifamily business, and its joint ventures, we and the other venture participants have guaranteed obligations to complete construction of multifamily residential buildings at agreed upon costs, which could make us and the other venture participants responsible for cost over-runs. Although all the participants in a venture are normally responsible for sharing the costs of fulfilling obligations of that type, if some of the venture participants are unable or unwilling to meet their share of the obligations, we may be held responsible for some or all of the defaulted payments. In addition, because we do not have a controlling interest in most of the joint ventures in which we participate, we may not be able to cause joint ventures to sell assets, return invested capital or take other actions when such actions might be in our best interest.

Several of the joint ventures in which we participate will in the relatively near future be required to repay, refinance, renegotiate or extend their borrowings. If any of those joint ventures are unable to do this, we could be required to provide at least a portion of the funds the joint ventures need to be able to repay the borrowings and to finance the activities for which they were incurred, which could adversely impact our financial position.

Regulatory Risks

Changes in U.S. trade policies and retaliatory responses from other countries may substantially increase the costs or limit supplies of building materials and products used in our homes.

During the past several years, the U.S. government has imposed new, or increased existing, tariffs on an array of imported materials and products that are used in the homes we build, including lumber, steel, aluminum, solar panels and washing machines, which increases the costs of those items. The tariffs that have been imposed or increased have impacted our construction costs and caused disruptions in our supply chains, and new or increased tariffs could result in further cost increases. These cost increases will either require us to increase prices or negatively impact our profit margins. New or increased tariffs could also negatively affect U.S. national or regional economies, which could affect the demand for the homes we build.

We may be adversely impacted by legal and regulatory changes.

We are subject with regard to almost all of our activities to a variety of federal, state and local laws and regulations. Laws and regulations, and policies under or interpretations of existing laws and regulations, change frequently. Our businesses could be adversely affected by changes in laws, regulations, policies or interpretations or by our inability to comply with them without making significant changes in our businesses.

Governmental regulations regarding land use and environmental matters could increase the cost and limit the availability of our development and homebuilding projects and adversely affect our business or financial results.

We are subject to extensive and complex laws and regulations that affect land development, homebuilding and apartment development processes, including laws and regulations related to zoning, permitted land uses, levels of density, building design, elevation of properties, water and waste disposal and use of open spaces. These regulations often provide broad discretion to the administering governmental authorities as to the conditions that must be met prior to development or construction being approved, if they are approved at all. We are also subject to determinations by governmental authorities as to the adequacy of water or sewage facilities, roads and other local services with regard to particular residential communities. New housing developments may also be subject to various assessments for schools, parks, streets and other public improvements. In addition, in many markets government authorities have implemented no growth or growth control initiatives. Any of these can limit, delay, or increase the costs of land development or home construction. Government restrictions, standards, or regulations intended to reduce greenhouse gas emissions or potential climate change impacts are likely to result in restrictions on land development in certain areas and may increase energy, transportation, or raw material costs, which could reduce our profit margins and adversely affect our results of operations. This is a particular concern in the western United States, where some of the most extensive and stringent environmental laws and residential building construction standards in the country have been enacted, and where we have substantial homebuilding and multifamily operations.

We are also subject to a variety of local, state and federal laws and regulations concerning protection of the environment. In some of the markets where we operate, we are required by law to pay environmental impact fees, use energy-saving construction materials and give commitments to municipalities to provide infrastructure such as roads and sewage systems. We generally are required to obtain permits, entitlements and approvals from local authorities to commence and carry out residential development or home construction. These permits, entitlements and approvals sometimes are opposed or challenged by local governments, environmental advocacy groups, neighboring property owners or other possibly interested parties, adding delays, costs and risks of non-approval to the process. Violations of environmental laws and regulations can result in injunctions, civil penalties, remediation expenses, and other costs. In addition, some environmental laws impose strict liability, which means that we may be held liable for unlawful environmental conditions on property we own which we did not create.

We are also subject to laws and regulations related to workers' health and safety, and there are efforts to subject homebuilders like us to other labor related laws or rules, some of which may make us responsible for things done by our subcontractors over which we have little or no control.

In addition, our residential mortgage subsidiary is subject to various state and federal statutes, rules and regulations, including those that relate to lending operations and other areas of mortgage origination and loan servicing. The impact of those statutes, rules and regulations can increase our homebuyers' costs of financing, and our cost of doing business, as well as restricting our homebuyers' access to some types of loans.

Our obligation to comply with the laws and regulations under which we operate, and our need to ensure that our associates, subcontractors and other agents comply with these laws and regulations, could result in delays in construction and land development, cause us to incur substantial costs and prohibit or restrict land development and homebuilding activity in certain areas in which we operate. Budget reductions by state and local governmental agencies may increase the time it takes to obtain required approvals and therefore may aggravate the delays we encounter. In 2020 and 2021, shutdowns of government offices in response to the COVID-19 pandemic often delayed the time it took to obtain required approvals. Government agencies also routinely initiate audits, reviews or investigations of our business practices to ensure compliance with applicable laws and regulations, which can cause us to incur costs or create other disruptions in our businesses that can be significant.

We can be injured by improper acts of persons over whom we do not have control.

Although we expect all of our associates (i.e., employees), officers and directors to comply at all times with all applicable laws, rules and regulations, there may be instances in which subcontractors or others through whom we do business engage in practices that do not comply with applicable laws, regulations or governmental guidelines. When we learn of practices that do not comply with applicable laws or regulations, including practices relating to homes, buildings or multifamily rental properties we build or finance, we move actively to stop the non-complying practices as soon as possible and we have taken disciplinary action with regard to associates of ours who were aware of non-complying practices and did not take steps to address them, including in some instances terminating their employment. However, regardless of the steps we take after we learn of practices that do not comply with applicable laws or regulations, we can in some instances be subject to fines or other governmental penalties, and our reputation can be injured, due to the practices having taken place.

We could be held responsible for obligations of, and labor law violations by, our subcontractors and other contract parties.

The homes we sell are built by employees of subcontractors and other contract parties. We do not have the ability to control what these contract parties pay their employees or the work rules they impose on their employees. However, various governmental agencies have sought, and in the future may seek, to hold contract parties like us responsible for violations of wage and hour laws, workers' compensation and other work-related laws by firms whose employees are performing contracted for services. While the future of joint employer liability remains uncertain, if we were deemed to be a joint employer of our subcontractors' employees, we could become responsible for collective bargaining obligations of, and labor law violations by, our subcontractors. Governmental rulings that make us responsible for labor practices by our subcontractors could create substantial exposures for us in situations that are not within our control.

Risk Related to Planned Spin-Off

Our planned spin-off of some of our businesses may not achieve its goals.

We are in the process of transferring some of our non-homebuilding businesses into a newly formed company, Quarterra Group, Inc., and, subject to market conditions, we intend to distribute the stock of Quarterra to our stockholders. Our hope is that doing that will result in the combined market value of our stock and Quarterra's stock exceeding what the market value of our stock would be if we continued to conduct the businesses that we will transfer to Quarterra. However, there is no assurance that that will occur. Among other things, making Quarterra a self-standing entity will lose some synergies from which the businesses it will own currently benefit. Therefore, it is possible that after the separation, the combined market value of our stock and Quarterra's stock will be less, not more, than what the market value of our stock would be if we did not spin off Quarterra.

Risks Related to Ownership of our Stock

We have a stockholder who can exercise significant influence over matters that are brought to a vote of our stockholders.

Stuart Miller, our Executive Chairman, through family and personal holdings of Class B, and to a lesser extent Class A, common stock, has the power to cast approximately 36% of the votes that can be cast by the holders of all our outstanding Class A and Class B common stock combined. This gives Mr. Miller substantial influence regarding the election of our directors and the approval of most other matters that are presented to our stockholders. Mr. Miller's voting power might discourage someone from making a significant equity investment in us, even if we needed the investment to meet our obligations or to operate our business. Also, because of his voting power, Mr. Miller may be able to cause our stockholders to approve actions that are contrary to many of our other stockholders' desires.

The trading price of our Class B common stock has been substantially lower than that of our Class A common stock.

The only significant difference between our Class A common stock and our Class B common stock is that the Class B common stock entitles the holders to ten votes per share, while the Class A common stock entitles holders to only one vote per share. However, for many years, the trading price of the Class B common stock on the NYSE has been substantially lower than the NYSE trading price of our Class A common stock. We believe this is because only a relatively small number of shares of Class B common stock are available for trading, which reduces the liquidity of the market for our

Class B common stock to a point where many large investors are reluctant to invest in it. The limited liquidity could make it difficult for a holder of even a relatively small number of shares of our Class B common stock to dispose of the stock without materially reducing the trading price of the Class B common stock.

Other Risks

We have substantial investments in real estate related funds and businesses in which we are a minority investor.

We have investments in funds and other investment vehicles managed by Rialto Capital Management, a company we sold in November 2018, investments in a number of companies that are applying technology to various aspects of building and marketing homes and real estate related aspects of the financial services industry, and investments in Five Point Holdings, LLC, a publicly traded company that has ownership interests in, and is managing the development of, three large multi-use master planned communities in California. As a minority investor, we have little or no influence over decisions made with regard to these funds and businesses. However, we could suffer significant losses of our investments as a result of decisions that are made by the funds and businesses.

Our results of operations could be adversely affected if legal claims against us are not resolved in our favor.

In the ordinary course of our business, we are subject to legal claims by homebuyers, borrowers against whom we have instituted foreclosure proceedings, persons with whom we have land purchase contracts and a variety of other claimants. We establish reserves against legal claims and we believe that, in general, the outcome of legal claims will not have a material adverse effect on our business or financial condition. However, if the amounts we are required to pay as a result of claims against us substantially exceed the sums anticipated by our reserves, the need to pay those amounts could have an adverse effect on our results of operations for the periods when we are required to make the payments.

Information technology failures and data security breaches could harm our business.

We rely extensively on information technology ("IT") systems, including Internet sites, data hosting facilities and other hardware and software platforms, some of which are hosted by third parties, to assist in conducting our businesses. Our IT systems, like those of most companies, may be vulnerable to a variety of disruptions, including, but not limited to, those caused by natural disasters, telecommunications failures, hackers, and other security issues. Moreover, our computer systems, like those of most companies, are subject to the possibility of computer viruses or other malicious codes, and to cyber or phishing-attacks. We have installed and continually upgrade an array of protections against cyber intrusions. The risk of cyber intrusion is one of the areas of risk as to which there are regular periodic presentations to our Board. However, cyber intrusion efforts are becoming increasingly sophisticated, and it is possible that the controls we have installed could at some time be breached in a material respect. Further, there has been a significant increase in work from remote locations since the start of the COVID-19 pandemic. Increased use of remote work environments and virtual platforms may increase our risk of cyber-attack or data security breaches. While, to date, we have not had a significant cybersecurity breach or attack that had a material impact on our business or results of operations, if we were to be subject to a material successful cyber intrusion, that could result in remediation or service restoration costs, increased cyber protection costs, lost revenues or loss of customers, litigation or regulatory actions by governmental authorities, increased insurance premiums, reputational damage and damage to our competitiveness, our stock price and our long-term stockholder value.

Failure to maintain the security of personally identifiable information could adversely affect us.

In connection with our business we collect and retain personally identifiable information (e.g., information regarding our customers, suppliers and employees), and there is an expectation that we will adequately protect that information. The U.S. regulatory environment surrounding information security and privacy is increasingly demanding. A significant theft, loss or fraudulent use of the personally identifiable information we maintain, or of our data, by cyber-criminals or otherwise could adversely impact our reputation and could result in significant costs, fines and litigation.

International activities subject us to risks inherent in international operations.

We historically have sold significant numbers of homes in communities in the United States to people who are not residents of the United States, and some large investors in our multifamily development and single-family rental funds and ventures are located outside the United States. Dealings with people or institutions located outside the United States create risks related to currencies and to political affairs in various countries. In some instances, the government may review the possible effects of investments by non-U.S. entities on U.S. national security. We must also be careful to comply with U.S. anti-corruption laws. Also, we have to be aware of tax issues involved in doing business outside the United States or with people who are not residents of the United States, both under U.S. tax laws and under the tax laws of the countries in which we do business.

We experience variability in our operating results on a quarterly basis.

Our homebuilding business is seasonal in nature and generally reflects higher levels of new home order activity in our second fiscal quarter and increased deliveries in the second half of our fiscal year. However, a variety of factors can change seasonal patterns. Our quarterly results of operations may continue to fluctuate in the future as a result of a variety of factors, including, among others, seasonal homebuying patterns, the timing of home closings and land sales and weather-related problems.

We could suffer significant losses if there are reductions in the market value of our investments in publicly traded companies.

We have made investments in companies that are engaged in applying technology to improve the homebuilding industry and real estate related aspects of the financial services industry. Our investments in Opendoor Technologies, Inc. ("Opendoor"), Sonder Holdings Inc., Sunnova, Hippo Holdings, Inc. ("Hippo"), SmartRent, Inc. ("SmartRent") and Blend Labs, Inc. ("Blend") are carried on our books at their fair values, which will change depending on the value of the Company's share holdings on the last day of each quarter. As a result, the Company's net earnings could be significantly affected by mark-to-market gains or losses on the Company's investments.

Changes in global or regional environmental conditions and governmental actions in response to such changes may adversely affect us by increasing the costs of or restricting our planned or future growth activities.

There is growing concern from many members of the scientific community and the general public that an increase in global average temperatures due to emissions of greenhouse gases and other human activities have caused, or will cause, significant changes in weather patterns and increase the frequency and severity of natural disasters. Government mandates, standards or regulations intended to reduce greenhouse gas emissions or projected climate change impacts have resulted, and are likely to continue to result, in restrictions on land development in certain areas and increased energy, transportation and raw material costs. We have tried to reduce the effect of the homes we build on the climate by installing solar power systems and other energy saving devices in many of those homes. Nonetheless, governmental requirements directed at reducing effects on climate could cause us to incur expenses that we cannot recover or that will require us to increase the price of homes we sell to the point that it affects demand for those homes.

General Risk Factors

The risk factors described above are those that we think may be material with regard to an investment in us that are not applicable generally to all business enterprises. However, we are subject to the many risks that affect all or most business enterprises in the United States or internationally, and our business or financial condition could be materially affected by those risks.

Item 1B.   Unresolved Staff Comments.

Not applicable.

Information about our Executive Officers

The following individuals are our executive officers as of January 26, 2023:

Name	Position	Age
Stuart Miller	Executive Chairman	65
Rick Beckwitt	Co-Chief Executive Officer and Co-President	63
Jonathan M. Jaffe	Co-Chief Executive Officer and Co-President	63
Diane J. Bessette	Vice President, Chief Financial Officer and Treasurer	62
Mark Sustana	Vice President, General Counsel and Secretary	61
David M. Collins	Vice President and Controller	53
Jeff J. McCall	Executive Vice President	51

Mr. Miller has served as our Executive Chairman since April 2018. Before that time, Mr. Miller served as our Chief Executive Officer from 1997 to April 2018 and our President from 1997 to April 2011. Before 1997, Mr. Miller held various executive positions with us. Mr. Miller also serves as non-employee Executive Chairman on the Board of Directors of Five Point Holdings, LLC and a member of the Board of Directors of Doma Holdings, Inc.

Mr. Beckwitt is one of our Directors, and has served as our Co-Chief Executive Officer and Co-President since November 2020. Before that time, Mr. Beckwitt served as our Chief Executive Officer from April 2018 to November 2020,

President from April 2011 to April 2018, and our Executive Vice President from March 2006 to 2011. Mr. Beckwitt also serves on the Board of Directors of Eagle Materials Inc.

Mr. Jaffe is one of our Directors, and has served as our Co-Chief Executive Officer and Co-President since November 2020. Before that time, Mr. Jaffe served as our President from April 2018 to November 2020 and our Chief Operating Officer from December 2004 to January 2019. Mr. Jaffe served as Vice President from 1994 to April 2018 and prior to then, Mr. Jaffe served as a Regional President in our Homebuilding operations. Mr. Jaffe also serves on the Board of Directors of Opendoor Technologies, Inc.

Ms. Bessette has served as our Chief Financial Officer since April 2018, our Treasurer since February 2008, and as a Vice President since 2000. Ms. Bessette initially joined us in 1995 and served as our Controller from 1997 to 2008.

Mr. Sustana has served as Vice President since April 2018, and as our Secretary and General Counsel since 2005.

Mr. Collins joined us in 1998 and has served as Vice President since January 2021, and as our Controller since February 2008.

Mr. McCall has served as our Executive Vice President since January 2020. Before that, Mr. McCall served as our Senior Vice President from February 2018 to January 2020. From June 2011 to February 2018, Mr. McCall served as Executive Vice President and Chief Financial Officer of CalAtlantic Group, Inc., or a predecessor.

Item 2.   Properties.

We lease and maintain our executive offices in an office building in Miami, Florida. Our homebuilding, financial services and multifamily offices are located in the markets where we conduct business, primarily in leased space. We believe that our existing facilities are adequate for our current and planned levels of operation.

Because of the nature of our homebuilding operations, we hold significant amounts of property as inventory in connection with our homebuilding business. We discuss these properties in the discussion of our homebuilding operations in Items 1 and 7 of this Report.

Item 3.   Legal Proceedings.

We are party to various claims and lawsuits which arise in the ordinary course of business, but we do not consider the volume of our claims and lawsuits unusual given the number of homes we deliver and the fact that the lawsuits often relate to homes delivered several years before the lawsuits are commenced. Although the specific allegations in the lawsuits differ, they most commonly involve claims that we failed to construct homes in particular communities in accordance with plans and specifications or applicable construction codes and seek reimbursement for sums allegedly needed to remedy the alleged deficiencies, assert contract issues or relate to personal injuries. Lawsuits of these types are common within the homebuilding industry. We are a plaintiff in a number of cases in which we seek contribution from our subcontractors for home repair costs. The costs incurred by us in construction defect lawsuits may be offset by warranty reserves, our third-party insurers, subcontractor insurers or indemnity contributions from subcontractors. From time to time, we are also a party to lawsuits involving purchases and sales of real property. These lawsuits often include claims regarding representations and warranties made in connection with the transfer of the property and disputes regarding the obligation to purchase or sell the property. From time-to-time, we also receive notices from environmental agencies or other regulators regarding alleged violations of environmental or other laws. We typically settle these matters before they reach litigation for amounts that are not material to us.

We do not believe that the ultimate resolution of these claims or lawsuits will have a material adverse effect on our business or financial position. However, the financial effect of litigation concerning purchases and sales of property may depend upon the value of the subject property, which may have changed from the time the agreement for purchase or sale was entered into.

Item 4.   Mine Safety Disclosures.

Not applicable.

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our Class A and Class B common stock are listed on the New York Stock Exchange ("NYSE") under the symbols "LEN" and "LEN.B," respectively. As of December 31, 2022, the last reported sale price of our Class A and Class B common stock on the NYSE was $90.50 and $74.78, respectively. As of December 31, 2022, there were approximately 1,567 and 828 holders of record of our Class A and Class B common stock, respectively.

On January 12, 2023, our Board of Directors declared a quarterly cash dividend of $0.375 per share on both our Class A and Class B common stock. The dividend is payable on February 10, 2023 to holders of record at the close of business on January 27, 2023.

The following table provides information about our repurchases of common stock during the three months ended November 30, 2022:

Period:	Total Number of Shares Purchased (1)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (2)	Maximum Number of Shares that may yet be Purchased under the Plans or Programs (2)
September 1 to September 30, 2022	205,107	$ 75.06	205,000	26,999,347
October 1 to October 31, 2022	1,295,000	$ 75.94	1,295,000	25,704,347
November 1 to November 30, 2022	100,748	$ 67.97	100,000	25,604,347

(1)   Includes shares of Class A and Class B common stock withheld by us to cover withholding taxes due with market value approximating the amount of withholding taxes due.

(2)   In October 2021, the Board of Directors authorized an increase to our stock repurchase program to enable us to repurchase up to the lesser of an additional $1.0 billion in value, excluding commission, or 25 million in shares, of our outstanding Class A or Class B common stock. As a result of prior authorizations being almost exhausted, in March 2022, our Board of Directors approved an additional authorization for us to repurchase up to the lesser of $2.0 billion in value, or 30 million in shares, of our outstanding Class A or Class B common stock. The repurchase authorization has no expiration date.

The information required by Item 201(d) of Regulation S-K relating to equity compensation plans is provided in Item 12 of this Report.

Performance Graph

The following graph compares the five-year cumulative total return of our Class A common stock with the Dow Jones U.S. Home Construction Index and the Dow Jones U.S. Total Market Index. The graph assumes $100 invested on November 30, 2017 in our Class A common stock, the Dow Jones U.S. Home Construction Index and the Dow Jones U.S. Total Market Index, and the reinvestment of all dividends.


Comparison of Five-Year Cumulative Total Return
Fiscal Year Ended November 30
(2017=$100)
$200
$100
$0
2017
2018
2019
2020
2021
2022
Lennar Corporation
Dow Jones U.S. Home Construction Index
Dow Jones U.S. Total Market Index

		2017	2018	2019	2020	2021	2022
Lennar Corporation	$	100	70	98	126	175	149
Dow Jones U.S. Home Construction Index	$	100	71	104	127	178	144
Dow Jones U.S. Total Market Index	$	100	102	117	139	176	156

Item 6. Reserved.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and accompanying notes included elsewhere in this Report. It also should be read in conjunction with the disclosure under "Special Note Regarding Forward-Looking Statements" in Part I of this Form 10-K.

Outlook

We had strong 2022 results, particularly in view of the difficult home sale market in the second half of the year. Market conditions continued to deteriorate in the fourth quarter as the now well-documented interest rate driven sales slowdown and pricing correction intersected with the still stressed supply chain, high labor and material costs and elongated cycle times (i.e., the time it takes to build a home). Sales and sales prices are down across both the new and existing home markets.

We believe that production of single family and multifamily dwellings nationally will be down between a quarter to a third in 2023. In addition, the supply of existing homes for sale has come down as homeowners hold on to extremely low mortgage rates. This, combined with the housing production shortfall over the past decade, leaves the industry in the middle of what we believe should be a fairly short duration market correction and, unlike previous market corrections, there currently is no inventory overhang to resolve.

Against this backdrop, we have developed a strategy that we believe should enable us to maintain sales pace and increase market share despite the difficult market:

- We have adjusted prices in various communities to levels that are intended to enable us to maintain reasonable volume. The result is that margin, as opposed to volume, becomes the shock absorber.

- We are working with our trade partners to right size our cost structure to current market conditions. Although our trade partners are still completing homes that were started in the first half of 2022, the amount of new work they are receiving is down substantially. We are offering a steady flow of starts in exchange for price reductions.

- We are being extremely selective on new land acquisitions and new communities. We have re-reviewed and re-underwritten land purchases in our pipeline and are not going forward with land purchases that do not meet our standards under current market conditions.

- We will continue to improve our cost of doing business by focusing on and reducing SG&A expenses. Over the past several years, we have seen quarter over quarter improvement in our SG&A expenses as a percentage of home sale revenues achieving record lows. However, as average sales prices come down, the percentages will not hold without additional cost cuts. Further, we know that in more difficult times there will be upward pressure on some of our sales and marketing costs in order to drive new sales.

- We will maintain tight control of our inventory under construction. We will pace home starts to meet expected sales volume. Nonetheless, inventory dollars related to inventory under construction has grown through the year because of expanded cycle times due to the supply chain disruption. We expect to bring down our cycle time during the next few quarters. This will free up a significant amount of cash that currently is tied up in the increased inventory dollars related to homes under construction. We will continue to focus on our cash flow and bottom line to protect and enhance our already strong balance sheet.

While we continue to have many strong markets, in our more challenging areas we have had to adjust base sales prices, offer mortgage buy down programs and increase sales incentives to maintain or regain sales momentum. Our cancellation rate increased significantly during our third quarter and into the beginning of our fourth quarter. However, our cancellation rate peaked in October and declined significantly in November.

Our construction playbook has three primary areas of focus: lowering construction costs, reducing cycle time, and achieving even flow production. We expect what has been a steady increase in construction costs over the last few years due to supply shortages will reverse over the course of fiscal 2023, as many homebuilders reduce or totally curtail new starts. Similarly, we expect cycle times, which increased significantly due to shortages of materials and labor, to start to return to normal as the number of homes being built falls as a result of market conditions. During the fourth quarter of 2022, the average cycle time was the same as in the third quarter despite the continuing effect of supply chain disruptions and two hurricanes that delayed production in Florida and parts of the Carolinas. Even flow production is a core focus for us and is a pillar for being the builder of choice for the trades as it maximizes efficiencies for them. By maintaining our starts pace at a time when many homebuilders are reducing or stopping construction starts, we have been able to obtain cost reductions from our trade partners and increase our market share in many markets.

We continue to strategically acquire land, primarily through options. Our continued focus on our land-light strategy resulted in ending fiscal 2022 with a percentage of homesites controlled rather than owned of 63%, up from 59% last year. Our years' supply of owned home sites decreased to 2.5 years as compared to 3.0 years at the end of the prior year. From a leverage perspective, we continue to benefit from our paydown of senior notes and strong generation of earnings which brought our homebuilding debt to total capital down to 14.4% at year-end, our lowest ever, and an improvement from 18.3% at the end of the prior year. While we did repurchase some stock in the fourth quarter, given the current market conditions and as a matter of careful capital allocation, we decided to go slow. We expect to continue to look at repurchasing stock in the future as opportunities present themselves.

Regarding the planned spin-off of our multifamily and single-family rental investment and property management companies, current market conditions are not favorable so we are going to postpone the spin-off for the time being and wait for the right timing.

Given the uncertainty about market conditions, it is difficult to provide the targeted guidance about our expected future performance that we provided in the past. Instead, we are providing broad ranges to give some boundaries for various components of our expected results during the first quarter of 2023. We expect our new orders for the first quarter of 2023 to be in the range of 12,000 to 13,500 homes, and we anticipate our first quarter deliveries to be in the range of 12,000 to 13,500 homes. We expect gross margins will be about 21.0%, though this number will adjust somewhat based on the number of deliveries. We expect our SG&A expenses as a percentage of home sale revenues will be about 8%, but that percentage will adjust based on deliveries and homebuilding revenue. We expect our first quarter ending community count to be about the same as the community count at the end of 2022, as we walked away from deals that would have produced new active communities. Our first quarter average sales price should be in the range of $440,000 to $450,000 as we continue to price to market. We believe our fiscal 2023 deliveries will be between 60,000 to 65,000 homes.

We ended the year with the highest revenues, the highest profit, the highest cash flow, and the highest liquidity in Lennar's history. We have a plan of execution as we move into the uncertainties of 2023 with a focus on maintaining volume, maximizing margin through cost reductions, managing inventories, driving cash flow, managing land spend, and further enhancing our balance sheet in spite of challenging market conditions.

Results of Operations

Overview

Our net earnings attributable to Lennar were $4.6 billion, or $15.72 per diluted share ($15.74 per basic share) in 2022 and $4.4 billion, or $14.27 per diluted share ($14.28 per basic share) in 2021.

Financial information relating to our operations was as follows:

(In thousands)	Year ended November 30, 2022					
	Homebuilding	Financial Services	Multifamily	Lennar Other	Corporate	Total
Revenues:						
Sales of homes	$31,778,885	—	—	—	—	31,778,885
Sales of land	143,041	—	—	—	—	143,041
Other revenues	29,409	809,680	865,603	44,392	—	1,749,084
Total revenues	31,951,335	809,680	865,603	44,392	—	33,671,010
Costs and expenses:						
Costs of homes sold	23,025,467	—	—	—	—	23,025,467
Costs of land sold	171,589	—	—	—	—	171,589
Selling, general and administrative	1,964,243	—	—	—	—	1,964,243
Other costs and expenses	—	426,378	848,931	32,258	—	1,307,567
Total costs and expenses	25,161,299	426,378	848,931	32,258	—	26,468,866
Equity in earnings (loss) from unconsolidated entities, Multifamily other gain and Lennar Other other income (expense), net, and other gain (loss)	(17,235)	—	52,821	(91,689)	—	(56,103)
Homebuilding other income, net	4,516	—	—	—	—	4,516
Lennar Other unrealized loss from technology investments	—	—	—	(655,094)	—	(655,094)
Operating earnings (loss)	**6,777,317**	**383,302**	**69,493**	**(734,649)**	**—**	**6,495,463**
Corporate general and administrative expenses	—	—	—	—	414,498	414,498
Charitable foundation contribution	—	—	—	—	66,399	66,399
Earnings (loss) before income taxes	**$ 6,777,317**	**383,302**	**69,493**	**(734,649)**	**(480,897)**	**6,014,566**

(In thousands)	Year ended November 30, 2021 Homebuilding	Financial Services	Multifamily	Lennar Other	Corporate	Total
Revenues:						
Sales of homes	$25,348,105	—	—	—	—	25,348,105
Sales of land	167,913	—	—	—	—	167,913
Other revenues	29,224	898,745	665,232	21,457	—	1,614,658
Total revenues	25,545,242	898,745	665,232	21,457	—	27,130,676
Costs and expenses:						
Costs of homes sold	18,562,213	—	—	—	—	18,562,213
Costs of land sold	143,631	—	—	—	—	143,631
Selling, general and administrative	1,796,697	—	—	—	—	1,796,697
Other costs and expenses	—	407,731	652,810	30,955	—	1,091,496
Total costs and expenses	20,502,541	407,731	652,810	30,955	—	21,594,037
Equity in earnings (loss) from unconsolidated entities, Multifamily other gain and Lennar Other other income (expense), net, and other gain (loss) (1)	(14,205)	—	9,031	231,731	—	226,557
Homebuilding other income, net	3,266	—	—	—	—	3,266
Lennar Other unrealized gain from technology investments	—	—	—	510,802	—	510,802
Operating earnings	**5,031,762**	**491,014**	**21,453**	**733,035**	**—**	**6,277,264**
Corporate general and administrative expenses	—	—	—	—	398,381	398,381
Charitable foundation contribution	—	—	—	—	59,825	59,825
Earnings before income taxes	**$ 5,031,762**	**491,014**	**21,453**	**733,035**	**(458,206)**	**5,819,058**

(1) During the year ended November 30, 2021, the Company realized a gain of $158.1 million on the sale of its residential solar business

2022 versus 2021

Revenues from home sales increased 25% in the year ended November 30, 2022 to $31.8 billion from $25.3 billion in the year ended November 30, 2021. Revenues were higher primarily due to an 11% increase in the number of home deliveries and a 13% increase in the average sales price. New home deliveries increased to 66,399 homes in the year ended November 30, 2022 from 59,825 homes in the year ended November 30, 2021. The average sales price of homes delivered was $480,000 in the year ended November 30, 2022, compared to $424,000 in the year ended November 30, 2021.

Gross margins on home sales were $8.8 billion, or 27.5% (27.7% pre-impairment), in the year ended November 30, 2022, compared to $6.8 billion, or 26.8%, in the year ended November 30, 2021. Gross margins in the year ended November 30, 2022 include $33.6 million of homebuilding impairments in nine communities and $18.1 million of impairments to our homes in backlog taken during the year. During the year ended November 30, 2022, an increase in costs per square foot primarily due to higher materials and labor costs, was mostly offset by an increase in revenues per square foot. Overall, gross margins improved year over year as land costs remained relatively flat while interest expense decreased as a result of our focus on reducing debt. Gross loss on land sales was $28.5 million in the year ended November 30, 2022, which includes $47.9 million of deposit write-offs as we walked away from 42,000 controlled homesites. This compared to gross margin on land sales of $24.3 million in the year ended November 30, 2021.

Selling, general and administrative expenses were $2.0 billion in the year ended November 30, 2022, compared to $1.8 billion in the year ended November 30, 2021. As a percentage of revenues from home sales, selling, general and administrative expenses improved to 6.2% in the year ended November 30, 2022, from 7.1% in the year ended November 30, 2021, due to a decrease in broker commissions, an increase in leverage, and benefits of our technology efforts.

Operating earnings for our Financial Services segment were $381.9 million in the year ended November 30, 2022.The operating earnings included a $35.5 million one-time charge due to an increase in a litigation accrual in the third quarter related to a court judgment. We have appealed this judgment since we believe there were clear errors of law made by the trial court. Excluding this one-time charge, operating earnings were $417.4 million, compared to operating earnings of

$490.4 million in the year ended November 30, 2021. The decrease in operating earnings was primarily due to lower mortgage net margins driven by a more competitive mortgage market, partially offset by an increase in rate lock volume. Mortgage results were partially offset by our title earnings, which increased primarily due to higher revenues per transaction and lower costs due to benefits of our technology efforts.

Operating earnings for the Multifamily segment were $66.8 million in the year ended November 30, 2022, compared to $21.5 million in the year ended November 30, 2021. Operating loss for the Lennar Other segment was $735.6 million in the year ended November 30, 2022, compared to operating earnings of $733.0 million in the year ended November 30, 2021. Lennar Other operating loss for the year ended November 30, 2022 was primarily due to negative mark-to-market adjustments on our publicly traded technology investments. The operating earnings for the year ended November 30, 2021 were primarily due to positive mark-to-market adjustments on our publicly traded technology investments and the gain on the sale of the our solar business.

For both the years ended November 30, 2022 and 2021, we had a tax provision of $1.4 billion, which resulted in an overall effective income tax rate of 22.8% and 23.5%, respectively. Our overall effective income tax rate was lower in 2022 primarily due to the resolution of an uncertain state tax position and the retroactive reinstatement of the energy efficient home credits for 2022, resulting from the passage of the Inflation Reduction Act by Congress.

Homebuilding Segments

At November 30, 2022, our Homebuilding operating segments and Homebuilding Other consisted of homebuilding divisions located in:

East: Alabama, Florida, New Jersey, Pennsylvania and South Carolina
Central: Georgia, Illinois, Indiana, Maryland, Minnesota, North Carolina, Tennessee and Virginia
Texas: Texas
West: Arizona, California, Colorado, Idaho, Nevada, Oregon, Utah and Washington
Other: Urban divisions and other homebuilding related investments primarily in California, including FivePoint

The following tables set forth selected financial and operational information related to our homebuilding operations for the years indicated:

Selected Financial and Operational Data

	Year Ended November 30, 2022								
	Gross Margins			Operating Earnings (Loss)					
(Dollars in thousands)	Sales of Homes Revenues	Costs of Sales of Homes	Gross Margin %	Net Margins on Sales of Homes (1)	Gross Loss on Sales of Land (2)	Other Revenues	Equity in Earnings (Loss) from Unconsolidated Entities	Other Income (Expense), net	Operating Earnings (Loss)
East	$ 9,201,412	6,341,272	31.1%	$2,222,835	(10,701)	3,991	1,300	22,831	2,240,256
Central	5,830,587	4,532,474	22.3%	889,359	(171)	1,496	691	(2,144)	889,231
Texas	4,212,223	2,992,532	29.0%	941,899	(9,387)	1,250	—	(4,525)	929,237
West	12,513,277	9,114,818	27.2%	2,775,430	(4,398)	3,916	4,412	(5,763)	2,773,597
Other (3)	21,386	44,371	(107.5)%	(40,348)	(3,891)	18,756	(23,638)	(5,883)	(55,004)
Totals	**$31,778,885**	**23,025,467**	**27.5%**	**$6,789,175**	**(28,548)**	**29,409**	**(17,235)**	**4,516**	**6,777,317**

(Dollars in thousands)	Gross Margins			Operating Earnings (Loss)					
	Sales of Homes Revenues	Costs of Sales of Homes	Gross Margin %	Net Margins on Sales of Homes (1)	Gross Margins on Sales of Land	Other Revenues	Equity in Earnings (Loss) from Unconsolidated Entities	Other Income (Expense), net	Operating Earnings (Loss)
East	$ 6,814,578	4,858,456	28.7 %	$1,432,242	10,835	7,161	308	4,886	1,455,432
Central	4,807,194	3,731,567	22.4 %	713,229	4,271	1,977	1,088	(146)	720,419
Texas	3,204,609	2,238,204	30.2 %	725,065	6,347	1,630	498	(3,075)	730,465
West	10,503,305	7,694,870	26.7 %	2,179,980	1,394	4,778	5,388	906	2,192,446
Other (3)	18,419	39,116	(112.4)%	(61,321)	1,435	13,678	(21,487)	695	(67,000)
	$25,348,105	18,562,213	26.8 %	$4,989,195	24,282	29,224	(14,205)	3,266	5,031,762

Year Ended November 30, 2021

(1) Net margins on sales of homes include selling, general and administrative expenses.

(2) Gross loss on sales of land includes $47.9 million of deposit write-offs as we walked away from 42,000 controlled homesites.

(3) Negative gross and net margins were due to period costs in Urban divisions that impact costs of homes sold without sufficient sales of homes revenues to offset those costs.

Summary of Homebuilding Data

Deliveries:

	Homes		Dollar Value (In thousands)		Average Sales Price	
	2022	2021	2022	2021	2022	2021
East	21,214	18,879	$ 9,268,940	6,846,153	$437,000	363,000
Central	13,152	12,138	5,830,587	4,807,195	443,000	396,000
Texas	12,993	10,939	4,212,223	3,204,609	324,000	293,000
West	19,015	17,850	12,513,277	10,503,304	658,000	588,000
Other	25	19	21,386	18,419	855,000	969,000
Total	66,399	59,825	$31,846,413	25,379,680	$480,000	424,000

For the Years Ended November 30,

Of the total homes delivered listed above, 174 homes with a dollar value of $67.5 million and an average sales price of $388,000 represent home deliveries from unconsolidated entities for the year ended November 30, 2022, compared to 95 home deliveries with a dollar value of $31.6 million and an average sales price of $332,000 for the year ended November 30, 2021.

Sales Incentives (1):

	Average Sales Incentives Per Home Delivered		Sales Incentives as a % of Revenues	
	2022	2021	2022	2021
East	$ 12,600	10,500	2.8 %	2.8 %
Central	11,900	8,500	2.6 %	2.1 %
Texas	23,000	10,000	6.6 %	3.3 %
West	22,200	6,900	3.3 %	1.2 %
Other	90,000	116,500	9.5 %	10.7 %
Total	$ 17,300	9,000	3.5 %	2.1 %

Years Ended November 30,

(1) Sales incentives relate to home deliveries during the period, excluding deliveries by unconsolidated entities.

New Orders (2):

	At November 30,		For the Years Ended November 30,					
	Active Communities		Homes		Dollar Value (In thousands)		Average Sales Price	
	2022	2021	2022	2021	2022	2021	2022	2021
East	**316**	345	**21,649**	20,566	$ **9,516,178**	7,908,164	**$440,000**	385,000
Central	**313**	302	**12,020**	12,871	**5,351,534**	5,366,197	**445,000**	417,000
Texas	**235**	241	**11,424**	12,382	**3,596,037**	3,833,294	**315,000**	310,000
West	**341**	372	**15,990**	18,703	**10,604,593**	11,725,035	**663,000**	627,000
Other	**3**	3	**22**	21	**18,608**	20,513	**846,000**	977,000
Total	**1,208**	1,263	**61,105**	64,543	**$29,086,950**	28,853,203	**$476,000**	447,000

Of the total new orders listed above, 261 homes with a dollar value of $116.7 million and an average sales price of $447,000 represent new orders from unconsolidated entities for the year ended November 30, 2022, compared to 136 new orders with a dollar value of $48.8 million and an average sales price of $359,000 for the year ended November 30, 2021.

(2) New orders represent the number of new sales contracts executed with homebuyers, net of cancellations, during the years ended November 30, 2022 and 2021.

We experienced cancellation rates in our Homebuilding segments and Homebuilding other as follows:

	Years Ended November 30,	
	2022	2021
East	**11 %**	8 %
Central	**12 %**	7 %
Texas	**27 %**	18 %
West	**21 %**	10 %
Other	**49 %**	— %
Total	**17 %**	10%

Backlog:

	At November 30,					
	Homes		Dollar Value (In thousands)		Average Sales Price	
	2022	2021	2022	2021	2022	2021
East	**8,706**	7,932	$ **3,820,714**	3,448,719	$ **439,000**	435,000
Central	**4,025**	5,104	**1,855,430**	2,321,174	**461,000**	455,000
Texas	**2,697**	4,266	**837,083**	1,453,270	**310,000**	341,000
West	**3,440**	6,465	**2,226,477**	4,135,162	**647,000**	640,000
Other	**1**	4	**1,164**	3,942	**1,164,000**	986,000
Total	**18,869**	23,771	**$8,740,868**	11,362,266	$ **463,000**	478,000

Of the total homes in backlog listed above, 166 homes with a backlog dollar value of $77.8 million and an average sales price of $469,000 represent the backlog from unconsolidated entities at November 30, 2022, compared to 79 homes with a backlog dollar value of $28.6 million and an average sales price of $363,000 at November 30, 2021. During the year ended November 30, 2022, we acquired 339 homes and 53 homes in backlog in the East and Central Homebuilding segments, respectively.

Backlog represents the number of homes under sales contracts. Homes are sold using sales contracts, which are generally accompanied by sales deposits. In some instances, purchasers are permitted to cancel sales if they fail to qualify for financing or under certain other circumstances. We do not recognize revenue on homes under sales contracts until the sales are closed and title passes to the new homeowners.

Homebuilding East: Revenues from home sales increased in 2022 compared to 2021, primarily due to an increase in the number of home deliveries and the average sales price in all the states of the segment. The increase in the number of home deliveries was primarily due to higher demand as the number of deliveries per active community increased. The increase in the average sales price of homes delivered was primarily due to price appreciation year over year. For the year ended November 30, 2022, an increase in revenues per square foot was partially offset by an increase in costs per square foot primarily due to higher materials and labor costs. Overall, gross margins improved year over year as land costs remained relatively flat while interest expense decreased as a result of our focus on reducing debt.

Homebuilding Central: Revenues from home sales increased in 2022 compared to 2021, primarily due to an increase in the number of home deliveries in all the states of the segment except for Georgia and Virginia and an increase in the average sales price in all the states of the segment. The increase in the number of home deliveries was primarily due to an increase in the number of deliveries per active community. The decrease in the number of home deliveries in Georgia and Virginia was primarily due to a decrease in the number of deliveries per active community due to the timing of opening and closing of communities as a result of supply chain disruptions. For the year ended November 30, 2022, an increase in revenues per square foot was partially offset by an increase in costs per square foot primarily due to higher materials and labor costs. Overall, gross margins remained flat year over year as land costs remained relatively flat while interest expense decreased as a result of our focus on reducing debt.

Homebuilding Texas: Revenues from home sales increased in 2022 compared to 2021, primarily due to an increase in the number of home deliveries and the average sales price. The increase in the number of home deliveries was primarily due to higher demand as the number of deliveries per active community increased. The increase in the average sales price of homes delivered was primarily due to price appreciation year over year. For the year ended November 30, 2022, gross margins decreased year over year as an increase in costs per square foot was partially offset by an increase in revenues per square foot.

Homebuilding West: Revenues from home sales increased in 2022 compared to 2021, primarily due to an increase in the number of home deliveries in all states of the segment except for Arizona, Nevada and Utah and an increase in the average sales price in all the states of the segment. The increase in the number of home deliveries was primarily due to an increase in the number of deliveries per active community. The decrease in the number of home deliveries in Arizona, California, Nevada and Utah was primarily due to a decrease in the number of deliveries per active community due to the timing of opening and closing of communities as a result of supply chain disruptions. The increase in the average sales price of homes delivered was primarily due to price appreciation year over year. For the year ended November 30, 2022, an increase in revenues per square foot was partially offset by an increase in costs per square foot primarily due to higher materials and labor costs. Overall, gross margins increased year over year as land costs remained relatively flat while interest expense decreased as a result of our focus on reducing debt.

Financial Services Segment

Our Financial Services reportable segment primarily provides mortgage financing, title and closing services primarily for buyers of our homes, as well as property and casualty insurance. The segment also originates and sells into securitizations commercial mortgage loans through its LMF Commercial business. Our Financial Services segment sells substantially all of the residential loans it originates within a short period in the secondary mortgage market, the majority of which are sold on a servicing released, non-recourse basis. After the loans are sold, we retain potential liability for possible claims by purchasers that we breached certain limited industry-standard representations and warranties in the loan sale agreements.

The following table sets forth selected financial and operational information related to the residential mortgage and title activities of our Financial Services:

	Years Ended November 30,	
(Dollars in thousands)	2022	2021
Dollar value of mortgages originated	$ 14,432,200	13,247,100
Number of mortgages originated	37,700	38,100
Mortgage capture rate of Lennar homebuyers	72%	75%
Number of title and closing service transactions	68,800	67,500

At November 30, 2022 and 2021, the carrying value of Financial Services' commercial mortgage-backed securities ("CMBS") was $143.3 million and $157.8 million, respectively. Details of these securities and related debt are within Note 2 of the Notes to Consolidated Financial Statements.

LMF Commercial

LMF Commercial originates and sells into securitizations first mortgage loans, which are secured by income producing commercial properties. LMF Commercial originated commercial loans as follows:

	Years Ended November 30,	
(Dollars in thousands)	2022	2021
Originations	$ 740,345	770,107
Sold	$ 715,933	931,023
Securitizations	6	6

Multifamily Segment

We have been actively involved, primarily through unconsolidated entities, in the development, construction and property management of multifamily rental properties. Our Multifamily segment focuses on developing a geographically diversified portfolio of institutional quality multifamily rental properties in select U.S. markets.

Originally, our Multifamily segment focused on building multifamily properties and selling them shortly after they were completed. However, more recently we have focused on creating and participating in funds that build multifamily properties with the intention of retaining them after they are completed.

The following tables provide information related to our investment in the Multifamily segment:

Balance Sheet	November 30,	
(In thousands)	2022	2021
Multifamily investments in unconsolidated entities	$ 648,126	654,029
Lennar's net investment in Multifamily	935,961	976,676

Statement of Operations	Years Ended November 30,	
(Dollars in thousands)	2022	2021
Number of operating properties/investments sold through joint ventures	2	1
Lennar's share of gains on the sale of operating properties/investments	$ 43,308	14,784

The Multifamily segment manages and has investments in Multifamily Venture Fund I (the "LMV I") and Multifamily Venture Fund II LP (the "LMV II"), which are long-term multifamily development investment vehicles involved in the development, construction and ownership of class-A multifamily rental properties. Details of each as of and during the year ended November 30, 2022 are included below:

	November 30, 2022	
(In thousands)	LMV I	LMV II
Lennar's carrying value of investments	$ 217,099	293,831
Equity commitments	2,204,016	1,257,700
Equity commitments called	2,152,324	1,206,664
Lennar's equity commitments	504,016	381,000
Lennar's equity commitments called	499,919	365,807
Lennar's remaining commitments	4,097	15,193
Distributions to Lennar	25,576	12,555

Our Multifamily segment had equity investments in unconsolidated entities. The breakout of the Multifamily segment's equity investments in unconsolidated entities and the development activities by stage were as follows:

(Dollars in thousands)	November 30, 2022
Under construction/owned	25
Partially completed and leasing	9
Completed and operating	49
Total unconsolidated joint ventures	83
Total development costs	$ 10,043,000

As of November 30, 2022, our Multifamily segment also had a pipeline of potential future projects, which were under contract or had letters of intent, totaling approximately $8.7 billion in anticipated development costs across a number of states that will be developed primarily by unconsolidated entities.

Lennar Other Segment

Our Lennar Other segment includes fund investments we retained subsequent to our sale of the Rialto investment and asset management platform as well as strategic investments in technology companies that are looking to improve the homebuilding and financial services industries to better serve homebuyers and homeowners and increase efficiencies. As of November 30, 2022 and 2021, our balance sheet had $788.5 million and $1.5 billion, respectively, of assets in the Lennar Other segment, which included investments in unconsolidated entities of $316.5 million and $346.3 million, respectively. We have investments in Blend Labs, Inc. ("Blend Labs"), Hippo Holdings, Inc. ("Hippo"), Opendoor, Inc. ("Opendoor"), SmartRent, Inc. ("SmartRent"), Sonder Holdings, Inc. ("Sonder") and Sunnova Energy International, Inc. ("Sunnova"), which are held at market and will therefore change depending on the fair value of our share holdings in those entities on the last day of each quarter. All the investments are accounted for as investments in equity securities which are held at fair value and the changes in fair values are recognized through earnings. The following is a detail of Lennar Other unrealized gains (losses) from our technology investments:

(In thousands)	Years Ended November 30,	
	2022	2021
Blend Labs (BLND) mark-to-market	$ (25,630)	(6,744)
Hippo (HIPO) mark-to-market	(222,447)	207,634
Opendoor (OPEN) mark-to-market	(265,276)	239,312
SmartRent (SMRT) mark-to-market	(78,177)	79,483
Sonder (SOND) mark-to-market	(2,339)	—
Sunnova (NOVA) mark-to-market	(61,225)	(8,883)
Lennar Other unrealized gains (losses) from technology investments	$ (655,094)	510,802

At November 30, 2022 and 2021, Lennar Other owned commercial mortgage-backed securities ("CMBS") with carrying values of $35.5 million and $41.7 million, respectively. These securities were purchased at discount rates ranging from 33% to 55% with coupon rates ranging from 3.0% to 3.4%, stated and assumed final distribution dates between September 2025 and March 2026, and stated maturity dates between September 2058 and March 2059. We review changes in estimated cash flows periodically to determine if an other-than-temporary impairment has occurred on our CMBS. Based on management's assessment, no impairment charges were recorded during the years ended November 30, 2022 and 2021. We classify these securities as held-for-sale at November 30, 2022 and 2021.

Financial Condition and Capital Resources

At November 30, 2022, we had cash and cash equivalents and restricted cash related to our homebuilding, financial services, multifamily and other operations of $4.8 billion, compared to $3.0 billion at November 30, 2021.

We finance all of our activities including homebuilding, financial services, multifamily, other and general operating needs primarily with cash generated from our operations, debt issuances and investor funds as well as cash borrowed under our warehouse lines of credit and our unsecured revolving credit facility (the "Credit Facility"). At November 30, 2022, we had $4.6 billion of Homebuilding cash and cash equivalents and no outstanding borrowings under our $2.6 billion revolving credit facility, thereby providing $7.2 billion of available capacity.

Operating Cash Flow Activities

During 2022 and 2021, cash provided by operating activities totaled $3.3 billion and $2.5 billion, respectively. During 2022, cash provided by operating activities was positively impacted by our net earnings, excluding Lennar Other unrealized mark-to-market losses on our publicly traded technology investments and other realized loss totaling $672 million and an increase in accounts payable and other liabilities of $701 million. This was partially offset by a $2.4 billion increase in inventories due to strategic land purchases, land development and construction costs and an increase in receivables of $422 million.

During 2021, cash provided by operating activities was positively impacted by our net earnings, net of Lennar Other unrealized/realized gains of $681 million primarily due to mark-to-market gains on strategic investments that went public during the year ended November 30, 2021 (Opendoor, Hippo and SmartRent) and the sale of our solar business to Sunnova. In addition, there was an increase in accounts payable and other liabilities of $881 million, partially offset by a $2.0 billion increase in inventories due to strategic land purchases, land development and construction costs and an increase in receivables of $290 million.

Investing Cash Flow Activities

During 2022 and 2021, cash used in investing activities totaled $128 million and $105 million, respectively. During 2022, our cash used in investing activities was primarily due to cash contributions of $447 million to unconsolidated entities, which primarily included (1) $307 million to Homebuilding unconsolidated entities (2) $111 million to Lennar Other unconsolidated entities and (3) $30 million to Multifamily unconsolidated entities. In addition, we had $94 million of purchases of investment securities related to strategic technology investments in the Lennar Other segment. This was partially offset by distributions of capital from unconsolidated entities of $398 million, which primarily included (1) $79 million from Homebuilding unconsolidated entities, (2) $252 million from Multifamily unconsolidated entities, and (3) $67 million from our Lennar Other unconsolidated entities.

During 2021, our cash used in investing activities was primarily due to cash contributions of $408 million to unconsolidated entities, which primarily included (1) $251 million to Homebuilding unconsolidated entities (2) $72 million to Multifamily unconsolidated entities, and (3) $83 million to strategic technology investments included in the Lennar Other segment. In addition, we had $128 million of purchases of investment securities related to strategic technology investments in the Lennar Other segment. This was partially offset by distributions of capital from unconsolidated entities of $362 million, which primarily included (1) $177 million from Homebuilding unconsolidated entities (2) $128 million from Multifamily unconsolidated entities, and (3) $57 million from our Lennar Other segment, which included our unconsolidated Rialto real estate funds and distributions from strategic investments.

Financing Cash Flow Activities

During 2022 and 2021, our cash used in financing activities totaled $1.3 billion and $2.4 billion, respectively. During 2022, our cash used in financing activities was primarily due to (1) early redemption of $575 million aggregate principal amount of our 4.75% senior notes due November 2022, (2) $48 million principal payments on notes payable and other borrowings, (3) repurchase of our common stock for $1.0 billion, which included $968 million of repurchases of our stock under our repurchase program and $72 million of repurchases related to our equity compensation plan, and (4) $438 million of dividend payments. These were partially offset by (1) $485 million of net proceeds from liabilities related to consolidated inventory not owned due to land sales to land banks, net of takedowns, (2) $409 million of net borrowings under our Financial Services warehouse facilities, and (3) receipts related to noncontrolling interests of $42 million.

During 2021, our cash used in financing activities was primarily impacted by (1) redemption of $600 million aggregate principal amount of our 4.125% senior notes due January 2022 at par, (2) early retirement, at a premium, of $250 million aggregate principal amount of our 5.375% senior notes due October 2022, (3) retirement of $300 million aggregate principal amount of our 6.25% senior notes due December 2021, (4) $195 million principal payments on notes payable and other borrowings, (5) repurchase of our common stock for $1.4 billion, which included $1.4 billion of repurchases of our stock under our repurchase program and $65 million of repurchases related to our equity compensation plan, and (6) $310 million of dividend payments. These were partially offset by (1) $344 million of reductions in liabilities related to consolidated inventory not owned due to land sales to land banks, (2) $262 million of net borrowings under our Financial Services warehouse facilities, and (3) receipts related to noncontrolling interests of $70 million.

Debt to total capital ratios are financial measures commonly used in the homebuilding industry and are presented to assist in understanding the leverage of our Homebuilding operations. Homebuilding debt to total capital and net Homebuilding debt to total capital were calculated as follows:

		November 30,	
(Dollars in thousands)		2022	2021
Homebuilding debt	$	4,047,294	4,652,338
Stockholders' equity		24,100,500	20,816,425
Total capital	$	28,147,794	25,468,763
Homebuilding debt to total capital		14.4 %	18.3%
Homebuilding debt	$	4,047,294	4,652,338
Less: Homebuilding cash and cash equivalents		4,616,124	2,735,213
Net Homebuilding debt	$	(568,830)	1,917,125
Net Homebuilding debt to total capital (1)		(2.4)%	8.4 %

(1) Net homebuilding debt to total capital is a non-GAAP financial measure defined as net homebuilding debt (homebuilding debt less homebuilding cash and cash equivalents) divided by total capital (net homebuilding debt plus stockholders' equity). Our management believes the ratio of net homebuilding debt to total capital is a relevant and a useful financial measure to investors in understanding the

leverage employed in our homebuilding operations. However, because net homebuilding debt to total capital is not calculated in accordance with GAAP, this financial measure should not be considered in isolation or as an alternative to financial measures prescribed by GAAP. Rather, this non-GAAP financial measure should be used to supplement our GAAP results.

At November 30, 2022, Homebuilding debt to total capital was lower compared to November 30, 2021 primarily as a result of an increase in stockholders' equity due to net earnings and a decrease in homebuilding debt due to debt paydowns, partially offset by share repurchases.

We are continually exploring various types of transactions to manage our leverage and liquidity positions, take advantage of market opportunities and increase our revenues and earnings. These transactions may include the issuance of additional indebtedness, the repurchase of our outstanding indebtedness, the repurchase of our common stock, the acquisition of homebuilders and other companies, the purchase or sale of assets or lines of business, the issuance of common stock or securities convertible into shares of common stock, and/or the pursuit of other financing alternatives. In connection with some of our non-homebuilding businesses, we are also considering other types of transactions such as sales, restructurings, joint ventures, spin-offs or initial public offerings as we continue to move back towards being a pure play homebuilding company. We have announced an intention to spin off, subject to market conditions, our multifamily and single family rental asset management businesses and some of our investment assets.

Our Homebuilding senior notes and other debts payable are summarized within Note 4 of the Notes to Consolidated Financial Statements.

In May 2022, we amended the credit agreement governing our unsecured revolving credit facility (the "Credit Facility") which increased the commitment from $2.5 billion to $2.6 billion and extended the maturity to May 2027, except for $350 million which matures in April 2024. The Credit Facility has a $425 million accordion feature, subject to additional commitments, thus the maximum borrowings are $3.0 billion. The proceeds available under the Credit Facility, which are subject to specified conditions for borrowing, may be used for working capital and general corporate purposes. The credit agreement also provides that up to $500 million in commitments may be used for letters of credit. As of both November 30, 2022 and 2021, we had no outstanding borrowings under the Credit Facility. In addition to the Credit Facility, we have other letter of credit facilities with different financial institutions.

We often post letters of credit instead of making cash deposits for option contracts and for similar purposes. We often are required to post surety bonds to guarantee completion of projects, particularly when municipal authorities are involved. Our outstanding letters of credit and surety bonds are described below:

(In thousands)	November 30, 2022	November 30, 2021
Performance letters of credit	$ 1,259,033	924,584
Financial letters of credit	503,659	425,843
Surety bonds	4,136,715	3,553,047
Anticipated future costs primarily for site improvements related to performance surety bonds	2,273,694	1,690,861

Our Homebuilding average debt outstanding and the average rates of interest were as follows:

(Dollars in thousands)	November 30, 2022	November 30, 2021
Homebuilding average debt outstanding	$ 4,705,892	5,711,100
Average interest rate	4.7%	4.9%
Interest incurred	$ 230,839	275,091

Under the Credit Facility agreement (the "Credit Agreement"), we are required to maintain a minimum consolidated tangible net worth, a maximum leverage ratio and either a liquidity or an interest coverage ratio. These ratios are calculated per the Credit Facility agreement, which involves adjustments to GAAP financial measures. As of the end of each fiscal quarter, we are required to maintain minimum consolidated tangible net worth of approximately $10.6 billion plus 50% of the cumulative consolidated net income for each completed fiscal quarter subsequent to February 28, 2022, if positive, plus 50% of the net cash proceeds from any equity offerings from and after February 28, 2022, minus the amount paid after February 28, 2022 to repurchase common stock (subject to a limit on deductions in any four fiscal quarter period of 12.5% of consolidated tangible net worth) and minus, in the case of a spin-off transaction, the consolidated net worth of assets that are spun off (subject to a limit of $1.0 billion). As of the end of each fiscal quarter, we are required to maintain a leverage ratio that shall not exceed 65% and may be reduced by 2.5% per quarter if our interest coverage ratio is less than 2.25:1.00 for two consecutive fiscal calendar quarters. The leverage ratio will have a floor of 60%. If our interest coverage ratio subsequently exceeds 2.25:1.00 for two consecutive fiscal calendar quarters, the leverage ratio we will be required to maintain will be increased by 2.5% per quarter to a maximum of 65%. As of the end of each fiscal quarter, we are also required to maintain either (1) liquidity in an amount equal to or greater than 1.00x consolidated interest incurred for the last twelve months then ended or (2) an interest coverage ratio equal to or greater than 1.50:1.00 for the last twelve months then ended. We believe that we were in compliance with our debt covenants at November 30, 2022.

The following summarizes our required debt covenants and our actual levels or ratios with respect to those covenants as calculated per the Credit Agreement as of November 30, 2022:

(Dollars in thousands)	Covenant Level	Level Achieved as of November 30, 2022
Minimum net worth test	$ 12,196,941	17,779,830
Maximum leverage ratio	65.0%	(0.2)%
Liquidity test (1)	1.00	32.08

(1) We are only required to maintain either (1) liquidity in an amount equal to or greater than 1.00x consolidated interest incurred for the last twelve months then ended or (2) an interest coverage ratio of equal to or greater than 1.50:1.00 for the last twelve months then ended. Although we are in compliance with our debt covenants for both calculations, we have only disclosed our liquidity test.

At November 30, 2022, the Financial Services segment had warehouse facilities, all of which were 364-day repurchase facilities and were used to fund residential mortgages or commercial mortgages for LMF Commercial as follows:

(In thousands)	Maximum Aggregate Commitment
Residential facilities maturing:	
December 2022 (1)	$ 800,000
May 2023	500,000
August 2023	1,000,000
Total - Residential facilities	$ 2,300,000
LMF Commercial facilities maturing:	
December 2022 (1)	$ 400,000
July 2023	50,000
November 2023	100,000
Total - LMF Commercial facilities	$ 550,000
Total	$ 2,850,000

(1) Subsequent to November 30, 2022, the maturity date was extended to December 2023.

The Financial Services segment uses the residential warehouse facilities to finance its residential lending activities until the mortgage loans are sold to investors and the proceeds are collected. The facilities are non-recourse to us and are expected to be renewed or replaced with other facilities when they mature. The LMF Commercial facilities finance LMF Commercial loan originations and securitization activities and were secured by up to 80% interests in the originated commercial loans financed.

Borrowings and collateral under the facilities and their prior year predecessors were as follows:

(In thousands)	November 30, 2022	November 30, 2021
Borrowings under the residential facilities	$ 1,877,411	1,482,258
Collateral under the residential facilities	1,950,155	1,539,641
Borrowings under the LMF Commercial facilities	124,399	96,294

If the facilities are not renewed or replaced, the borrowings under the lines of credit will be repaid by selling the mortgage loans held-for-sale to investors and by collecting receivables on loans sold but not yet paid for. Without the facilities, the Financial Services segment would have to use cash from operations and other funding sources to finance its lending activities.

Changes in Capital Structure

In October 2021, the Board of Directors authorized an increase to our stock repurchase program to enable us to repurchase up to the lesser of an additional $1.0 billion in value, excluding commission, or 25 million in shares, of our outstanding Class A or Class B common stock. As a result of prior authorizations being almost exhausted, in March 2022, our Board of Directors approved an additional authorization for us to repurchase up to the lesser of $2.0 billion in value, or 30 million in shares, of our outstanding Class A or Class B common stock. The repurchase authorization has no expiration date.

The following table provides information about our repurchases of Class A and Class B common stock:

	Years Ended			
	November 30, 2022		November 30, 2021	
(Dollars in thousands, except price per share)	Class A	Class B	Class A	Class B
Shares repurchased	9,628,203	1,339,797	13,910,000	100,000
Total purchase price	$ 868,788	$ 98,613	$ 1,357,081	$ 8,197
Average price per share	$ 90.23	$ 73.60	$ 97.56	$ 81.97

During the year ended November 30, 2022, treasury stock decreased due to our retirement of 46.7 million and 2.8 million treasury shares of Class A and Class B common stock, respectively, as authorized by our Board of Directors. The retirement of Class A and Class B common stock in treasury resulted in a reclass between treasury shares and additional paid-in capital within stockholders' equity. During the year ended November 30, 2022, this decrease in treasury shares was partially offset by our repurchase of 9.6 million and 1.3 million shares of Class A and Class B common stock, respectively, through our stock repurchase program.

During the year ended November 30, 2021, treasury stock increased by 14.7 million shares of Class A common stock and 0.1 million shares of Class B common stock primarily due to 14.0 million shares of common stock repurchased during the year through our stock repurchase program.

During the years ended November 30, 2022 and 2021, our Class A and Class B common stockholders received an aggregate per share annual dividend of $1.50 and $1.00, respectively. On January 12, 2023, our Board of Directors declared a quarterly cash dividend of $0.375 per share on both our Class A and Class B common stock. The dividend is payable on February 10, 2023 to holders of record at the close of business on January 27, 2023.

Based on our current financial condition and credit relationships, we believe that our operations and borrowing resources will provide for our current and long-term capital requirements at our anticipated levels of activity.

Supplemental Financial Information

Currently, certain of our 100% owned subsidiaries, which are primarily our homebuilding subsidiaries, are guaranteeing all our senior notes. The guarantees are full and unconditional.

The indentures governing our senior notes require that, if any of our 100% owned subsidiaries, other than our finance company subsidiaries and foreign subsidiaries, directly or indirectly guarantee at least $75 million principal amount of debt of Lennar Corporation (other than senior notes), those subsidiaries must also guarantee Lennar Corporation's obligations with regard to its senior notes. Included in the following tables as part of "Obligors" together with Lennar Corporation are subsidiary entities that are not finance company subsidiaries or foreign subsidiaries and were guaranteeing the senior notes because at November 30, 2022 they were guaranteeing Lennar Corporation's letter of credit facilities and its Credit Facility, disclosed in Note 4 of the Notes to Consolidated Financial Statements. The guarantees are full, unconditional and joint and several and the guarantor subsidiaries are 100% directly or indirectly owned by Lennar Corporation. A subsidiary's guarantee of Lennar senior notes will be suspended at any time when it is not directly or indirectly guaranteeing at least $75 million principal amount of debt of Lennar Corporation (other than senior notes), and a subsidiary will be released from its guarantee and any other obligations it may have regarding the senior notes if all or substantially all its assets, or all of its capital stock, are sold or otherwise disposed. If the proposed spin-off of our multifamily and single family rental asset management businesses takes place, the subsidiaries involved in those businesses will no longer guarantee our senior notes.

Supplemental information for the Obligors, which excludes non-guarantor subsidiaries and intercompany transactions, at November 30, 2022 is included in the following tables. Intercompany balances and transactions within the Obligors have been eliminated and amounts attributable to the Obligor's investment in consolidated subsidiaries that have not issued or guaranteed the senior notes have been excluded. Amounts due from and transactions with non-guarantor subsidiaries and related parties are separately disclosed:

(In thousands)	November 30, 2022	November 30, 2021
Due from non-guarantor subsidiaries	$ 17,959,091	4,187,044
Equity method investments	1,090,831	937,920
Total assets	40,929,435	30,750,296
Total liabilities	10,455,359	9,631,796

(In thousands)	Year Ended November 30, 2022
Total revenues	$ 31,078,352
Operating earnings	6,578,451
Earnings before income taxes	6,106,521
Net earnings attributable to Lennar	4,708,943

Off-Balance Sheet Arrangements

Homebuilding - Investments in Unconsolidated Entities

At November 30, 2022, we had equity investments in 48 active Homebuilding and land unconsolidated entities (of which 4 had recourse debt, 15 had non-recourse debt and 29 had no debt), compared to 41 active Homebuilding and land unconsolidated entities at November 30, 2021. Historically, we have invested in unconsolidated entities that acquired and developed land (1) for our homebuilding operations or for sale to third parties or (2) for the construction of homes for sale to third-party homebuyers. Through these entities, we have primarily sought to reduce and share our risk by limiting the amount of our capital invested in land, while obtaining access to potential future homesites and allowing us to participate in strategic ventures. The use of these entities also, in some instances, has enabled us to acquire land to which we could not otherwise obtain access, or could not obtain access on as favorable terms, without the participation of a strategic partner. Participants in these joint ventures have been land owners/developers, other homebuilders and financial or strategic partners. Joint ventures with land owners/developers have given us access to homesites owned or controlled by our partners. Joint ventures with other homebuilders have provided us with the ability to bid jointly with our partners for large land parcels. Joint ventures with financial partners have allowed us to combine our homebuilding expertise with access to our partners' capital. Joint ventures with strategic partners have allowed us to combine our homebuilding expertise with the specific expertise (e.g. commercial or infill experience) of our partner. Each joint venture is governed by an executive committee consisting of members from the partners. Details regarding these investments, balances and debt are included in Note 3 of the Notes to Consolidated Financial Statements.

We regularly monitor the results of our Homebuilding unconsolidated joint ventures and any trends that may affect their future liquidity or results of operations. We also monitor the performance of Homebuilding joint ventures in which we have investments on a regular basis to assess compliance with debt covenants. For those joint ventures not in compliance with the debt covenants, we evaluate and assess possible impairment of our investment. We believe all of the joint ventures were in compliance with their debt covenants at November 30, 2022.

The following table summarizes the principal maturities of our Homebuilding unconsolidated entities ("JVs") debt as per current debt arrangements as of November 30, 2022. It does not represent estimates of future cash payments that will be made to reduce debt balances. Many JV loans have extension options in the loan agreements that would allow the loans to be extended into future years.

(In thousands)	Principal Maturities of Homebuilding Unconsolidated JVs Debt by Period					
	Total JV Debt	2023	2024	2025	Thereafter	Other
Debt without recourse to Lennar	$ 1,381,438	167,051	391,940	715,283	107,164	—
Land seller and other debt without recourse to Lennar	11,113	—	—	—	11,113	—
Maximum recourse debt exposure to Lennar	9,138	—	—	—	9,138	—
Debt issuance costs	(18,387)	—	—	—	—	(18,387)
Total	$ 1,383,302	167,051	391,940	715,283	127,415	(18,387)

Multifamily - Investments in Unconsolidated Entities

At November 30, 2022, Multifamily had equity investments in 23 active unconsolidated entities that are engaged in multifamily residential developments (of which 15 had non-recourse debt and 8 had no debt), compared to 14 active unconsolidated entities at November 30, 2021. We invest in unconsolidated entities that acquire and develop land to construct multifamily rental properties. Through these entities, we are focusing on developing a geographically diversified portfolio of institutional quality multifamily rental properties in select U.S. markets. Participants in these joint ventures have been financial partners. Joint ventures with financial partners have allowed us to combine our development and construction expertise with access to our partners' capital. Each joint venture is governed by an operating agreement that provides significant substantive participating voting rights on major decisions to our partners.

The Multifamily segment manages and has investments in LMV I and LMV II, which are long-term multifamily development investment vehicles involved in the development, construction and ownership of class-A multifamily rental properties. Details of each as of and during the year ended November 30, 2022 are included in Note 3 of the Notes to Consolidated Financial Statements.

We regularly monitor the results of our Multifamily unconsolidated joint ventures and any trends that may affect their future liquidity or results of operations. We also monitor the performance of Multifamily joint ventures in which we have investments on a regular basis to assess compliance with debt covenants. For those joint ventures not in compliance with the debt covenants, we evaluate and assess possible impairment of our investment. We believe all of the joint ventures were in compliance with their debt covenants at November 30, 2022.

The following table summarizes the principal maturities of our Multifamily unconsolidated entities debt as per current debt arrangements as of November 30, 2022. It does not represent estimates of future cash payments that will be made to reduce debt balances.

		Principal Maturities of Multifamily Unconsolidated JVs Debt by Period				
(In thousands)	Total JV Debt	2023	2024	2025	Thereafter	Other
Debt without recourse to Lennar	$ 4,345,145	1,286,563	1,022,248	1,052,564	983,770	—
Debt issuance costs	(26,371)	—	—	—	—	(26,371)
Total	$ 4,318,774	1,286,563	1,022,248	1,052,564	983,770	(26,371)

Lennar Other - Investments in Unconsolidated Entities

As part of the sale of the Rialto investment and asset management platform, we retained the right to receive a portion of payments with regard to carried interests if funds meet specified performance thresholds. We periodically receive advance distributions related to the carried interests in order to cover income tax obligations resulting from allocations of taxable income to the carried interests. These distributions are not subject to clawbacks but will reduce future carried interest payments to which we become entitled and have been recorded as revenues.

As of November 30, 2022 and 2021, we had strategic technology investments in unconsolidated entities of $131.5 million and $145.6 million, respectively, accounted for under the equity method of accounting.

Option Contracts

We often obtain access to land through option contracts, which generally enable us to control portions of properties owned by third parties (including land funds) and unconsolidated entities until we have determined whether to exercise the options. Since fiscal year 2020, we have been increasing the percentage of our total homesites that we control through options rather than own.

As part of our focus on strategic relationships to further enhance our land lighter strategy, at the end of fiscal year 2020 we entered into an arrangement with various land bank investor groups. Under the arrangement, in most instances when we want to acquire a property for use in our for-sale single family home business, we will offer the investor group the opportunity to acquire the property and give us an option to purchase all or a portion of it back in the future, if it is mutually beneficial to both parties. To the extent the investor group does not elect to purchase properties we identify, we can utilize our other investor relationships to have other investor groups purchase the land or we can purchase it directly. The arrangement with the investor group, together with existing and other strategic partnerships we are discussing, are significant steps in our strategy to migrate to a higher percentage of our homesites which we control but do not own, which we expect will result in greater cash flow and higher returns on assets and equity.

The table below indicates the number of homesites owned and homesites to which we had access through option contracts with third parties ("optioned") or unconsolidated JVs (i.e., controlled homesites) at November 30, 2022 and 2021:

November 30, 2022	Controlled Homesites			Owned Homesites	Total Homesites	Years of Supply Owned (1)
	Optioned	JVs	Total			
East	92,710	—	92,710	49,507	142,217	
Central	41,725	—	41,725	34,242	75,967	
Texas	79,775	—	79,775	38,620	118,395	
West	61,441	—	61,441	41,320	102,761	
Other	—	5,758	5,758	2,018	7,776	
Total homesites	275,651	5,758	281,409	165,707	447,116	2.5
% of total homesites			63%	37%		

November 30, 2021	Controlled Homesites			Owned Homesites	Total Homesites	Years of Supply Owned (1)
	Optioned	JVs	Total			
East	87,083	—	87,083	51,041	138,124	
Central	30,682	—	30,682	41,872	72,554	
Texas	75,027	—	75,027	37,946	112,973	
West	58,631	—	58,631	49,059	107,690	
Other	—	6,086	6,086	2,043	8,129	
Total homesites	251,423	6,086	257,509	181,961	439,470	3.0
% of total homesites			59%	41%		

(1) Based on trailing twelve months of home deliveries.

Excluding homes in inventory, our percentage of total homesites controlled as of November 30, 2022 and 2021 was 69% and 64%, respectively. Excluding homes in inventory, our years of supply owned as of November 30, 2022 and 2021 was 1.9 years and 2.4 years, respectively.

Details on option contracts and related consolidated inventory not owned and exposure are included in Note 1 and Note 8 of the Notes to Consolidated Financial Statements.

Contractual Obligations and Commercial Commitments

The following table summarizes certain of our contractual obligations at November 30, 2022:

(In thousands)	Total	Payments Due by Period			
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Homebuilding - Senior notes and other debts payable (1)	$ 4,038,871	223,130	2,103,491	1,669,835	42,415
Financial Services - Notes and other debts payable	2,135,093	2,001,810	—	—	133,283
Interest commitments under interest bearing debt (2)	599,130	200,754	254,614	136,724	7,038
Operating lease obligations	178,677	34,167	52,721	34,832	56,957
Other contractual obligations (3)	96,577	36,582	38,816	2,304	18,875
Total contractual obligations	$ 7,048,348	2,496,443	2,449,642	1,843,695	258,568

(1) The amounts presented in the table above exclude debt issuance costs and any discounts/premiums and purchase accounting adjustments.
(2) Interest commitments on variable interest-bearing debt are determined based on the interest rate as of November 30, 2022.
(3) Amounts include $4.1 million and $15.2 million remaining equity investment commitments to LMV I and LMV II, respectively, for future expenditures related to the construction and development of the projects and $77.3 million remaining equity investment commitment to the Upward America Venture.

We are subject to the usual obligations associated with entering into contracts (including option contracts) for the purchase, development and sale of real estate in the routine conduct of our business. Option contracts for the purchase of land generally reduces our financial risk and costs of capital associated with land holdings. At November 30, 2022, we had access to 281,409 homesites through option contracts with third parties and unconsolidated entities in which we have investments.

At November 30, 2022, we had $2.0 billion of non-refundable option deposits and pre-acquisition costs related to certain of these homesites and had posted $163.9 million of letters of credit in lieu of cash deposits under certain land and option contracts.

At November 30, 2022, we had letters of credit outstanding in the amount of $1.8 billion (which included the $163.9 million of letters of credit discussed above). Details on our letters of credit outstanding and outstanding surety bonds are included in Note 4 of the Notes to Consolidated Financial Statements.

Our Financial Services segment had a pipeline of loan applications in process of $3.8 billion at November 30, 2022. Loans in process for which interest rates were committed to the borrowers totaled approximately $2.2 billion as of November 30, 2022. A significant portion of these commitments had a remaining period of 60 days or less. Since a portion of these commitments is expected to expire without being exercised by the borrowers or borrowers may not meet certain criteria at the time of closing, the total commitments do not necessarily represent future cash requirements.

Our Financial Services segment uses mandatory mortgage-backed securities ("MBS") forward commitments, option contracts, futures contracts and investor commitments to hedge our mortgage-related interest rate exposure. These instruments involve, to varying degrees, elements of credit and interest rate risk. Credit risk associated with MBS forward commitments, option contracts, futures contracts and loan sales transactions is managed by limiting our counterparties to investment banks, federally regulated bank affiliates and other investors meeting our credit standards. Our risk, in the event of default by the purchaser, is the difference between the contract price and fair value of the MBS forward commitments and the option contracts. At November 30, 2022, we had open commitments amounting to $3.5 billion to sell MBS with varying settlement dates through February 2023 and open future contracts in the amount of $9.5 million with the settlement dates through March 2023.

The following sections discuss market and financing risk, seasonality and interest rates and changing prices that may have an impact on our business:

Market and Financing Risk

We finance our contributions to JVs, land acquisition and development activities, construction activities, financial services activities, Multifamily activities and general operating needs primarily with cash generated from operations and debt, as well as borrowings under our Credit Facility and warehouse repurchase facilities. We also purchase land under option agreements, which enables us to control homesites until we have determined whether to exercise the options. We try to manage the financial risks of adverse market conditions associated with land holdings by what we believe to be prudent underwriting of land purchases in areas we view as desirable growth markets, careful management of the land development process and limitation of risks by using partners to share the costs of purchasing and developing land as well as obtaining access to land through option contracts. Although we believe our land underwriting standards are conservative, we were required to take impairment charges with regards to several properties in 2022 due to the reduced demand for new homes in the second half of 2022.

Seasonality

We historically have experienced, and expect to continue to experience, variability in quarterly results. Our homebuilding business is seasonal in nature and generally reflects higher levels of new home order activity in our second and third fiscal quarters and increased deliveries in the second half of our fiscal year. However, a variety of factors can alter seasonal patterns. For example, in 2020, the shutdown of large portions of our national economy in March and April due to the COVID-19 pandemic temporarily reduced our home sales, and therefore altered our normal seasonal pattern.

Interest Rates and Changing Prices

Inflation can have a long-term impact on us because increasing costs of land, materials and labor result in a need to increase the sales prices of homes. In addition, inflation is often accompanied by higher interest rates, which can have a negative impact on housing demand and increase the costs of financing land development activities and housing construction. Rising interest rates as well as increased material and labor costs, may reduce gross margins. An increase in materials and labor costs would be particularly a problem during a period of declining home prices. Conversely, deflation can impact the value of real estate and make it difficult for us to recover our land costs. Therefore, either inflation or deflation could adversely impact our future results of operations.

New Accounting Pronouncements

See Note 1 of the notes to our consolidated financial statements for a comprehensive list of new accounting pronouncements.

Critical Accounting Policies and Estimates

Our accounting policies are more fully described in Note 1 of the notes to our consolidated financial statements included in Item 8 of this document. As discussed in Note 1, the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions about future events that affect the amounts reported in our consolidated financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from those estimates, and such differences may be material to our consolidated financial statements. Listed below are those policies and estimates that we believe are critical and require the use of significant judgment in their application.

Goodwill

We recorded a significant amount of goodwill in connection with the 2018 acquisition of CalAtlantic. We record goodwill associated with acquisitions of businesses when the purchase price of the business exceeds the fair value of the net tangible and identifiable assets acquired. In accordance with ASC Topic 350, *Intangibles-Goodwill and Other* ("ASC 350"), we evaluate goodwill for potential impairment on at least an annual basis. We have the option to perform a qualitative or quantitative assessment to determine whether the fair value of a reporting unit exceeds its carrying value. Qualitative factors may include, but are not limited to, economic conditions, industry and market considerations, cost factors, overall financial performance of the reporting units and other entity and reporting unit specific events. We believe that the accounting estimate for goodwill is a critical accounting estimate because of the judgment required in assessing the fair value of each of our reporting units. We estimate fair value through various valuation methods, including the use of discounted expected future cash flows of each reporting unit. The expected future cash flows for each segment are significantly impacted by current market conditions. If these market conditions and resulting expected future cash flows for each reporting unit decline significantly, the actual results for each segment could differ from our estimate, which would cause goodwill to be impaired. Our accounting for goodwill represents our best estimate of future events.

Homebuilding Revenue Recognition

Homebuilding revenues and related profits from sales of homes are recognized at the time of the closing of a sale, when title to and possession of the property are transferred to the homebuyer. In order to promote sales of the homes, we may offer sales incentives to homebuyers. The types of incentives vary on a community-by-community basis and home-by-home basis. They include primarily price discounts on individual homes and financing incentives, all of which are reflected as a reduction of home sales revenues. Our performance obligation, to deliver the agreed-upon home, is generally satisfied in less than one year from the original contract date. Cash proceeds from home closings held in escrow for our benefit, typically for approximately three days, are included in Homebuilding cash and cash equivalents in the Consolidated Balance Sheets and disclosed in the notes to consolidated balance sheets. Contract liabilities include customer deposit liabilities related to sold but undelivered homes that are included in other liabilities in the Consolidated Balance Sheets. We periodically elect to sell parcels of land to third parties. Cash consideration from land sales is typically due on the closing date, which is generally when performance obligations are satisfied, and revenue is recognized as title to and possession of the property are transferred to the buyer.

Multifamily Revenue Recognition

Our Multifamily segment provides management services with respect to the development, construction and property management of rental projects in joint ventures in which we have investments. As a result, our Multifamily segment earns and receives fees, which are generally based upon a stated percentage of development and construction costs and a percentage of gross rental collections. These fees are recorded over the period in which the services are performed using an input method, which properly depicts the level of effort required to complete the management services. In addition, our Multifamily segment provides general contractor services for the construction of some of its rental projects and recognizes the revenue over the period in which the services are performed using an input method, which properly depicts the level of effort required to complete the construction services. These customer contracts require us to provide management and general contractor services which represents a performance obligation that we satisfy over time. Management fees and general contractor services in the Multifamily segment are included in Multifamily revenue. When the Multifamily segment acts as general contractor, it treats the entire construction cost as revenue and treats payments to subcontractors as expenses.

Inventories

Inventories are stated at cost unless the inventory within a community is determined to be impaired, in which case the impaired inventory is written down to fair value. Inventory costs include land, land development and home construction costs, real estate taxes, deposits on land purchase contracts and interest related to development and construction. We review our inventory for indicators of impairment by evaluating each community during each reporting period. If the undiscounted cash flows expected to be generated by a community are less than its carrying amount, an impairment charge is recorded to write down the carrying amount of such community to its estimated fair value.

In conducting our review for indicators of impairment on a community level, we evaluate, among other things, the margins on homes that have been delivered, margins on homes under sales contracts in backlog, projected margins with regard to future home sales over the life of the community, projected margins with regard to future land sales, and the estimated fair value of the land itself.

We estimate the fair value of our communities using a discounted cash flow model. The projected cash flows for each community are significantly impacted by estimates related to market supply and demand, product type by community, homesite sizes, sales pace, sales prices, sales incentives, construction costs, sales and marketing expenses, the local economy, competitive conditions, labor costs, costs of materials and other factors for that particular community. Every division evaluates the historical performance of each of its communities as well as current trends in the market and economy impacting the community and its surrounding areas. These trends are analyzed for each of the estimates listed above.

Since the estimates and assumptions included in our cash flow models are based upon historical results and projected trends, they do not anticipate unexpected changes in market conditions or strategies that may lead to us incurring additional impairment charges in the future.

Using all the available information, we calculate our best estimate of projected cash flows for each community. While many of the estimates are calculated based on historical and projected trends, all estimates are subjective and change from market to market and community to community as market and economic conditions change. The determination of fair value also requires discounting the estimated cash flows at a rate we believe a market participant would determine to be commensurate with the inherent risks associated with the assets and related estimated cash flow streams. The discount rate used in determining each asset's fair value depends on the community's projected life and development stage.

We estimate the fair value of inventory evaluated for impairment based on market conditions and assumptions made by management at the time the inventory is evaluated, which may differ materially from actual results if market conditions or our assumptions change.

We believe that the accounting related to inventory valuation and impairment is a critical accounting policy because: (1) assumptions inherent in the valuation of our inventory are highly subjective and susceptible to change and (2) the impact of recognizing impairments on our inventory could be material to our consolidated financial statements.

Product Warranty

Although we subcontract virtually all aspects of construction to others and our contracts call for the subcontractors to repair or replace any deficient items related to their trades, we are primarily responsible to homebuyers to correct any deficiencies. Additionally, in some instances, we may be held responsible for the actions of or losses incurred by subcontractors. Warranty and similar reserves for homes are established at an amount estimated to be adequate to cover potential costs for materials and labor with regard to warranty-type claims expected to be incurred subsequent to the delivery of a home. Reserves are determined based upon historical data and trends with respect to similar product types and geographical areas. We believe the accounting estimate related to the reserve for warranty costs is a critical accounting estimate because the estimate requires a large degree of judgment. While we believe that the reserve for warranty costs is adequate, there can be no assurances that historical data and trends will accurately predict our actual warranty costs. Additionally, there can be no assurances that future economic or financial developments might not lead to a significant change in the reserve.

Investments in Unconsolidated Entities

We strategically invest in unconsolidated entities that acquire and develop land (1) for our homebuilding operations or for sale to third parties, (2) for construction of homes for sale to third-party homebuyers or (3) for the construction and sale of multifamily rental properties. Our Homebuilding partners generally are unrelated homebuilders, land owners/ developers and financial or other strategic partners. Additionally, in recent years, we have invested in technology companies that are looking to improve the homebuilding and financial services industry in order to better serve homebuyers and homeowners and increase efficiencies. Our Multifamily partners are all financial partners.

Most of the unconsolidated entities through which we acquire and develop land are accounted for by the equity method of accounting because we are not the primary beneficiary or a de-facto agent, and we have a significant, but less than controlling, interest in the entities. We record our investments in these entities in our consolidated balance sheets as Investments in Unconsolidated Entities and our pro-rata share of the entities' earnings or losses in our consolidated statements of operations as Equity in Earnings (Loss) from Unconsolidated Entities within each of the respective segments. For most unconsolidated entities, we generally have the right to share in earnings and distributions on a pro-rata basis based upon ownership percentages. However, certain Homebuilding unconsolidated entities and all of our Multifamily unconsolidated entities provide for a different allocation of profit and cash distributions if and when cumulative results of the joint venture exceed specified targets (such as a specified internal rate of return). Advances to these entities are included in the investment balance.

Management looks at specific criteria and uses its judgment when determining if we are the primary beneficiary of, or have a controlling interest in, an unconsolidated entity. Factors considered in determining whether we have significant influence, or we have control include risk and reward sharing, experience and financial condition of the other partners, voting rights, involvement in day-to-day capital and operating decisions and continuing involvement. The accounting policy relating to the use of the equity method of accounting is a critical accounting policy due to the judgment required in determining whether the entity is a VIE or a voting interest entity and then whether we are the primary beneficiary or have control or significant influence. We believe that the equity method of accounting is appropriate for our investments in unconsolidated entities where we are not the primary beneficiary and we do not have a controlling interest, but rather share control with our partners.

We evaluate the long-lived assets in unconsolidated entities for indicators of impairment during each reporting period. A series of operating losses of an investee or other factors may indicate that a decrease in the fair value of our investment in the unconsolidated entity below its carrying amount has occurred which is other-than-temporary. The amount of impairment recognized is the excess of the investment's carrying amount over its estimated fair value.

The evaluation of our investment in unconsolidated entities for other-than-temporary impairment includes certain critical assumptions: (1) projected future distributions from the unconsolidated entities, (2) discount rates applied to the future distributions and (3) various other factors. Our assumptions on the projected future distributions from unconsolidated entities are dependent on market conditions.

We believe our assumptions on discount rates are critical accounting policies because the selection of the discount rates affects the estimated fair value of our investments in unconsolidated entities. A higher discount rate reduces the estimated fair value of our investments in unconsolidated entities, while a lower discount rate increases the estimated fair value of our investments in unconsolidated entities. Because of changes in economic conditions, actual results could differ materially from management's assumptions and may require material valuation adjustments to our investments in unconsolidated entities to be recorded in the future.

Consolidation of Variable Interest Entities

GAAP requires the assessment of whether an entity is a VIE and, if so, if we are the primary beneficiary at the inception of the entity or at a reconsideration event. Additionally, GAAP requires the consolidation of VIEs in which we have a controlling financial interest. A controlling financial interest will have both of the following characteristics: (a) the power to direct the activities of a VIE that most significantly impact the VIE's economic performance and (b) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

Our variable interest in VIEs may be in the form of (1) equity ownership, (2) contracts to purchase assets, (3) management services and development agreements between us and a VIE, (4) loans provided by us to a VIE or other partner and/or (5) guarantees provided by members to banks and other third parties. We examine specific criteria and use our judgment when determining if we are the primary beneficiary of a VIE. Factors considered in determining whether we are the primary beneficiary include risk and reward sharing, experience and financial condition of other partner(s), voting rights, involvement in day-to-day capital and operating decisions, representation on a VIE's executive committee, existence of unilateral kick-out rights or voting rights, level of economic disproportionality between us and the other partner(s) and contracts to purchase assets from VIEs.

Generally, all major decision making in our joint ventures is shared among all partners. In particular, business plans and budgets are generally required to be unanimously approved by all partners. Usually, management and other fees earned by us are nominal and believed to be at market and there is no significant economic disproportionality between us and other partners. Generally, we purchase less than a majority of the JV's assets and the purchase prices under our option contracts are believed to be at market.

Generally, our unconsolidated entities become VIEs and consolidate if the other partner(s) lack the intent and financial wherewithal to remain in the entity. As a result, we continue to fund operations and debt paydowns through partner loans or substituted capital contributions. The accounting policy relating to variable interest entities is a critical accounting policy because the determination of whether an entity is a VIE and, if so, whether we are primary beneficiary may require us to exercise significant judgment.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk.

We are exposed to a number of market risks in the ordinary course of business. Our primary market risk exposure relates to fluctuations in interest rates on our investments, loans held-for-sale, loans held-for-investment and outstanding variable rate debt.

For fixed rate debt, such as our senior notes, changes in interest rates generally affect the fair value of the debt instrument, but not our earnings or cash flows. For variable rate debt such as our unsecured revolving credit facility and Financial Services' and LMF Commercial's warehouse repurchase facilities, changes in interest rates generally do not affect the fair value of the outstanding borrowings on the debt facilities but do affect our earnings and cash flows.

In our Financial Services operations, we utilize mortgage backed securities forward commitments, option contracts and investor commitments to protect the value of rate-locked commitments and loans held-for-sale from fluctuations in mortgage-related interest rates.

To mitigate interest risk associated with LMF Commercial's loans held-for-sale, we use derivative financial instruments to hedge our exposure to risk from the time a borrower locks a loan until the time the loan is securitized. We hedge our interest rate exposure through entering into interest rate swap futures. We also manage a portion of our credit exposure by buying protection within the CMBX and CDX markets.

We do not enter into or hold derivatives for trading or speculative purposes.

The table below provides information at November 30, 2022 about our significant instruments that are sensitive to changes in interest rates. For loans held-for-investment, net and investments held-to-maturity, senior notes and other debts payable and notes and other debts payable, the table presents principal cash flows and related weighted average effective interest rates by expected maturity dates and estimated fair values at November 30, 2022. Weighted average variable interest rates are based on the variable interest rates at November 30, 2022.

See Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 and Notes 1 and 7 of the Notes to Consolidated Financial Statements in Item 8 for a further discussion of these items and our strategy of mitigating our interest rate risk.

Information Regarding Interest Rate Sensitivity
Principal (Notional) Amount by
Expected Maturity and Average Interest Rate
November 30, 2022

(Dollars in millions)	Years Ending November 30,					Thereafter	Total	Fair Value at November 30, 2022
	2023	2024	2025	2026	2027			
ASSETS								
Financial Services:								
Loans held-for-investment, net:								
Fixed rate	$ 1.0	1.0	1.0	1.1	1.1	32.7	37.9	37.9
Average interest rate	3.6 %	3.6 %	3.6 %	3.6 %	3.6 %	3.6 %	3.6 %	—
Variable rate	$ 7.3	—	—	—	—	0.5	7.8	7.8
Average interest rate	8.6 %	—	—	—	—	2.8 %	8.3 %	—
LIABILITIES								
Homebuilding:								
Senior notes and other debts payable:								
Fixed rate	$ 223.1	1,537.4	566.1	404.5	1,265.3	42.4	4,038.8	3,993.2
Average interest rate	3.9 %	5.0 %	4.7 %	5.2 %	4.8 %	6.2 %	4.9 %	—
Financial Services:								
Notes and other debts payable:								
Fixed rate	$ —	—	—	—	—	133.3	133.3	134.0
Average interest rate	—	—	—	—	—	3.4 %	3.4 %	—
Variable rate	$2,001.8	—	—	—	—	—	2,001.8	2,001.8
Average interest rate	5.8 %	—	—	—	—	—	5.8 %	—
Multifamily:								
Notes and other debts payable:								
Fixed rate	$ 13.5	—	—	—	—	—	13.5	13.5
Average interest rate	0.0 %	—	—	—	—	—	0.0 %	—
Variable rate	$ —	3.2	—	—	—	—	3.2	3.2
Average interest rate	—	3.6 %	—	—	—	—	3.6 %	—

Item 8.   Financial Statements and Supplementary Data.

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Lennar Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Lennar Corporation and subsidiaries (the "Company") as of November 30, 2022 and 2021, the related consolidated statements of operations and comprehensive income (loss), stockholders' equity, and cash flows, for each of the three years in the period ended November 30, 2022, and the related notes and the financial statement schedule listed in the Index at Item 15 (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended November 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of November 30, 2022, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 26, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Lennar Homebuilding and Lennar Multifamily Investments in Unconsolidated Entities - Consolidation of Variable Interest Entities - Refer to Note 1, *Summary of Significant Accounting Policies (Variable Interest Entities)***, and Note 8,** *Variable Interest Entities***, to the financial statements**

Critical Audit Matter Description

Certain of the Company's investments in unconsolidated entities within their Homebuilding and Multifamily segments have complex structures and agreements which need to be evaluated for consolidation, including determining whether the joint venture is a variable interest entity ("VIE"), and if so, whether the Company is the primary beneficiary. This assessment is performed at the formation of the joint venture and upon the occurrence of reconsideration events. This determination requires significant judgment by management.

As of November 30, 2022, the carrying value of the Company's consolidated VIE's assets and non-recourse liabilities was $880.2 million and $107.3 million, respectively. Additionally, as of November 30, 2022, the carrying value of the Company's investments in VIEs that are unconsolidated was $1.2 billion.

We identified the consolidation and primary beneficiary assessment upon formation and the occurrence of reconsideration events of some of the Company's VIEs as a critical audit matter given the significant judgment required by management. This required a high degree of auditor judgment and an increased extent of audit effort due to the complexity of the entity structures and agreements.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the accounting determination for all joint ventures included the following, among others:

- We tested the design and operating effectiveness of the investment consolidation controls over the initial accounting assessment of joint ventures and the continuous reassessment for reconsideration events, as required by the accounting framework.
- We selected a sample of unconsolidated and consolidated joint ventures and evaluated the appropriateness of the Company's accounting conclusions upon formation and reconsideration events by:
    - Reading the joint venture agreements and other related documents and evaluating the structure and terms of the agreement as well as any reconsideration events which took place during the year to determine if the joint venture should be classified as a VIE.
    - If an entity is determined to be a VIE, considering whether the Company appropriately determined the primary beneficiary by evaluating the contractual arrangements of the entity to determine if the Company has the power to direct activities, and if the Company has the obligation to absorb losses of the entity or the right to receive benefits from the entity that could be significant to the VIE.
    - For those entities where the Company has determined it is the primary beneficiary, evaluating whether or not the Company consolidated the balances at the appropriate amounts.
    - For all JVs, evaluated whether any reconsideration events during the year took place that would cause deconsolidation, and if so, verified that deconsolidation occurred properly.
    - Evaluating the evidence obtained in other areas of the audit to determine if there were additional reconsideration events that had not been identified by the Company, including, among others, reading joint venture board minutes and agreeing the terms of certain joint venture agreements and side agreements, if any.

Deloitte & Touche LLP

Miami, Florida
January 26, 2023

We have served as the Company's auditor since 1994.

LENNAR CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
November 30, 2022 and 2021

	2022 (1)	2021 (1)
	(Dollars in thousands)	
ASSETS		
Homebuilding:		
Cash and cash equivalents	$ 4,616,124	2,735,213
Restricted cash	23,046	21,927
Receivables, net	673,980	490,278
Inventories:		
Finished homes and construction in progress	11,718,507	10,446,139
Land and land under development	7,382,273	7,108,142
Consolidated inventory not owned	2,331,231	1,161,023
Total inventories	21,432,011	18,715,304
Investments in unconsolidated entities	1,173,164	972,084
Goodwill	3,442,359	3,442,359
Other assets	1,323,478	1,090,654
	32,684,162	27,467,819
Financial Services	3,254,257	2,964,367
Multifamily	1,257,337	1,311,747
Lennar Other	788,539	1,463,845
Total assets	$ 37,984,295	33,207,778

(1) Under certain provisions of Accounting Standards Codification ("ASC") Topic 810, *Consolidations*, ("ASC 810") the Company is required to separately disclose on its consolidated balance sheets the assets of consolidated variable interest entities ("VIEs") that are owned by the consolidated VIEs and liabilities of consolidated VIEs as to which there is no recourse against the Company.

As of November 30, 2022, total assets include $1.4 billion related to consolidated VIEs of which $56.9 million is included in Homebuilding cash and cash equivalents, $0.3 million in Homebuilding receivables, net, $29.4 million in Homebuilding finished homes and construction in progress, $736.5 million in Homebuilding land and land under development, $533.8 million in Homebuilding consolidated inventory not owned, $1.0 million in Homebuilding investments in unconsolidated entities, $23.0 million in Homebuilding other assets, $33.2 million in Multifamily assets and $9.0 million in Lennar Other assets.

As of November 30, 2021, total assets include $1.1 billion related to consolidated VIEs of which $60.9 million is included in Homebuilding cash and cash equivalents, $4.4 million in Homebuilding receivables, net, $14.3 million in Homebuilding finished homes and construction in progress, $697.1 million in Homebuilding land and land under development, $239.2 million in Homebuilding consolidated inventory not owned, $1.1 million in Homebuilding investments in unconsolidated entities, $17.4 million in Homebuilding other assets and $80.6 million in Multifamily assets.

See accompanying notes to consolidated financial statements.

LENNAR CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
November 30, 2022 and 2021

	2022 (2)	2021 (2)
	(Dollars in thousands except per share amounts)	
LIABILITIES AND EQUITY		
Homebuilding:		
Accounts payable	$ **1,616,128**	1,321,247
Liabilities related to consolidated inventory not owned	**1,967,551**	976,602
Senior notes and other debts payable, net	**4,047,294**	4,652,338
Other liabilities	**3,347,673**	2,920,055
	10,978,646	9,870,242
Financial Services	**2,353,904**	1,906,343
Multifamily	**313,484**	288,930
Lennar Other	**97,894**	145,981
Total liabilities	**13,743,928**	12,211,496
Stockholders' equity:		
Preferred stock	**—**	—
Class A common stock of $0.10 par value per share; Authorized: 2022 and 2021 - 400,000,000 shares; Issued: 2022 - 256,084,147 shares; 2021 - 300,500,075 shares	**25,608**	30,050
Class B common stock of $0.10 par value per share; Authorized: 2022 and 2021 - 90,000,000 shares, Issued: 2022 - 36,601,215 shares; 2021 - 39,443,168 shares	**3,660**	3,944
Additional paid-in capital	**5,417,796**	8,807,891
Retained earnings	**18,861,417**	14,685,329
Treasury stock, at cost; 2022 - 2,455,387 shares of Class A common stock and 419,860 shares of Class B common stock; 2021 - 38,586,961 shares of Class A common stock and 1,922,016 shares of Class B common stock	**(210,389)**	(2,709,448)
Accumulated other comprehensive income (loss)	**2,408**	(1,341)
Total stockholders' equity	**24,100,500**	20,816,425
Noncontrolling interests	**139,867**	179,857
Total equity	**24,240,367**	20,996,282
Total liabilities and equity	$ **37,984,295**	33,207,778

(2) As of November 30, 2022, total liabilities include $620.4 million related to consolidated VIEs as to which there was no recourse against the Company, of which $66.9 million is included in Homebuilding accounts payable, $510.9 million in Homebuilding liabilities related to consolidated inventory not owned, $29.4 million in Homebuilding senior notes and other debts payable, $7.2 million in Homebuilding other liabilities, $3.8 million in Multifamily liabilities and $2.2 million in Lennar Other liabilities.

As of November 30, 2021, total liabilities include $258.5 million related to consolidated VIEs as to which there was no recourse against the Company, of which $26.6 million is included in Homebuilding accounts payable, $196.6 million in Homebuilding liabilities related to consolidated inventory not owned, $20.1 million in Homebuilding senior notes and other debts payable, $12.3 million in Homebuilding other liabilities and $2.8 million in Multifamily liabilities.

See accompanying notes to consolidated financial statements.

LENNAR CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
Years Ended November 30, 2022, 2021 and 2020

	2022	2021	2020
	(Dollars in thousands, except per share amounts)		
Revenues:			
Homebuilding	**$ 31,951,335**	25,545,242	20,981,136
Financial Services	**809,680**	898,745	890,311
Multifamily	**865,603**	665,232	576,328
Lennar Other	**44,392**	21,457	41,079
Total revenues	**33,671,010**	27,130,676	22,488,854
Costs and expenses:			
Homebuilding	**25,161,299**	20,502,541	17,961,644
Financial Services	**426,378**	407,731	470,777
Multifamily	**848,931**	652,810	575,581
Lennar Other	**32,258**	30,955	6,744
Corporate general and administrative	**414,498**	398,381	333,446
Charitable foundation contribution	**66,399**	59,825	24,972
Total costs and expenses	**26,949,763**	22,052,243	19,373,164
Homebuilding equity in loss from unconsolidated entities	**(17,235)**	(14,205)	(836)
Homebuilding other income (expense), net	**4,516**	3,266	(29,749)
Financial Services gain on deconsolidation	**—**	—	61,418
Multifamily equity in earnings from unconsolidated entities and other gain	**52,821**	9,031	21,934
Lennar Other equity in earnings (loss) from unconsolidated entities, other income (expense), net, and other gain (loss)	**(91,689)**	231,731	(44,669)
Lennar Other unrealized gain (loss) from technology investments	**(655,094)**	510,802	—
Earnings before income taxes	**6,014,566**	5,819,058	3,123,788
Provision for income taxes	**(1,366,065)**	(1,362,509)	(656,235)
Net earnings (including net earnings attributable to noncontrolling interests)	**4,648,501**	4,456,549	2,467,553
Less: Net earnings attributable to noncontrolling interests	**34,376**	26,438	2,517
Net earnings attributable to Lennar	**$ 4,614,125**	4,430,111	2,465,036
Other comprehensive income (loss), net of tax:			
Net unrealized gain (loss) on securities available-for-sale	**$ 1,464**	(536)	(851)
Reclassification adjustments for gains included in net earnings	**2,285**	—	(452)
Total other comprehensive income (loss), net of tax	**$ 3,749**	(536)	(1,303)
Total comprehensive income attributable to Lennar	**$ 4,617,874**	4,429,575	2,463,733
Total comprehensive income attributable to noncontrolling interests	**$ 34,376**	26,438	2,517
Basic earnings per share	**$ 15.74**	14.28	7.88
Diluted earnings per share	**$ 15.72**	14.27	7.85

See accompanying notes to consolidated financial statements.

LENNAR CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
Years Ended November 30, 2022, 2021 and 2020

	2022	2021	2020
	(Dollars in thousands, except per share amounts)		
Class A common stock:			
Beginning balance	$ 30,050	29,894	29,712
Employee stock and director plans	225	156	182
Retirement of treasury stock	(4,667)	—	—
Balance at November 30,	25,608	30,050	29,894
Class B common stock:			
Beginning balance	3,944	3,944	3,944
Retirement of treasury stock	(284)	—	—
Balance at November 30,	3,660	3,944	3,944
Additional paid-in capital:			
Beginning balance	8,807,891	8,676,056	8,578,219
Employee stock and director plans	904	1,207	576
Retirement of treasury stock	(3,533,425)	—	—
Amortization of restricted stock	184,086	135,090	107,131
Premium paid for purchase of noncontrolling interests	(37,342)	—	—
Equity adjustment related to noncontrolling interests	(4,318)	(4,462)	(9,870)
Balance at November 30,	5,417,796	8,807,891	8,676,056
Retained earnings:			
Beginning balance	14,685,329	10,564,994	8,295,001
Net earnings attributable to Lennar	4,614,125	4,430,111	2,465,036
Cash dividends - Class A common stock ($1.50 per share for 2022, $1.00 per share for 2021 and $0.625 per share for 2020)	(383,047)	(272,162)	(171,520)
Cash dividends - Class B common stock ($1.50 per share for 2022 and $1.00 per share for 2021 and $0.625 per share for 2020)	(54,990)	(37,614)	(23,523)
Balance at November 30,	18,861,417	14,685,329	10,564,994
Treasury stock, at cost:			
Beginning balance	(2,709,448)	(1,279,227)	(957,857)
Employee stock and directors plans	(71,695)	(64,662)	(32,855)
Purchases of treasury stock	(967,622)	(1,365,559)	(288,515)
Retirement of treasury stock	3,538,376	—	—
Balance at November 30,	(210,389)	(2,709,448)	(1,279,227)
Accumulated other comprehensive income (loss):			
Beginning balance	(1,341)	(805)	498
Total other comprehensive income (loss), net of tax	3,749	(536)	(1,303)
Balance at November 30,	2,408	(1,341)	(805)
Total stockholders' equity	24,100,500	20,816,425	17,994,856
Noncontrolling interests:			
Beginning balance	179,857	104,545	84,313
Net earnings attributable to noncontrolling interests	34,376	26,438	2,517
Receipts related to noncontrolling interests	41,816	69,675	176,617
Payments related to noncontrolling interests	(91,329)	(24,605)	(42,349)
Non-cash consolidations/deconsolidations, net	(55,240)	—	(114,712)
Non-cash purchase or activity of noncontrolling interests, net	30,387	3,804	(1,841)
Balance at November 30,	139,867	179,857	104,545
Total equity	$ 24,240,367	20,996,282	18,099,401

See accompanying notes to consolidated financial statements.

LENNAR CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended November 30, 2022, 2021 and 2020

	2022	2021	2020
	(In thousands)		
Cash flows from operating activities:			
Net earnings (including net earnings attributable to noncontrolling interests)	$ 4,648,501	4,456,549	2,467,553
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	87,075	85,954	94,553
Amortization of discount/premium and accretion on debt, net	(2,163)	(6,775)	(24,775)
Equity in (earnings) loss from unconsolidated entities	36,302	(48,993)	22,127
Distributions of earnings from unconsolidated entities	71,301	45,984	62,073
Share-based compensation expense	184,086	134,621	107,131
Deferred income tax (benefit) expense	(246,653)	191,627	92,082
Unrealized (gain) loss on loans held-for-sale	33,287	14,449	(21,765)
Lennar Other unrealized/realized (gains) losses	672,212	(680,576)	—
Gain on sale of other assets, operating properties and equipment, CMBS bonds, other liabilities and real estate owned	(7,617)	(27,678)	(8,626)
Gain on deconsolidation of an entity	—	—	(56,594)
Gain on sale of interest in unconsolidated entity and other Multifamily gain	—	(1,167)	(4,617)
Gain on sale of Financial Services' portfolio/businesses	—	(3,811)	(5,014)
(Gain) loss on retirement of senior notes and other debts payable	—	(2,204)	7,997
Valuation adjustments and write-offs of option deposits and pre-acquisition costs, other receivables and other assets	110,693	25,696	117,825
Changes in assets and liabilities:			
(Increase) decrease in receivables	(422,398)	(289,776)	25,868
(Increase) decrease in inventories, excluding valuation adjustments and write-offs of option deposits and pre-acquisition costs	(2,383,821)	(1,960,614)	781,362
(Increase) decrease in other assets	(13,330)	(121,036)	90,534
(Increase) decrease in loans held-for-sale	(202,920)	(160,785)	176,617
Increase in accounts payable and other liabilities	701,113	881,309	266,488
Net cash provided by operating activities	$ 3,265,668	2,532,774	4,190,819
Cash flows from investing activities:			
Net additions to operating properties and equipment	$ (57,214)	(65,172)	(72,752)
Proceeds from the sale of operating properties and equipment, other assets, CMBS bonds and real estate owned	24,686	41,551	33,934
Proceeds from sale of investment in consolidated/unconsolidated joint ventures	—	32,340	—
Proceeds from sale of Financial Services' portfolio/businesses	—	3,327	14,978
Investments in and contributions to unconsolidated entities	(447,401)	(408,183)	(486,217)
Distributions of capital from unconsolidated and consolidated entities	398,423	362,181	220,713
Proceeds from sale of commercial mortgage-backed securities bonds	9,191	11,307	3,248
Decrease (increase) in Financial Services loans held-for-investment, net	19,491	29,397	(3,122)
Purchases of investment securities	(93,769)	(128,162)	(45,548)
Proceeds from maturities/sales of investment securities	16,892	16,312	52,918
Other receipts, net	1,399	16	1,643
Net cash used in investing activities	$ (128,302)	(105,086)	(280,205)

See accompanying notes to consolidated financial statements.

LENNAR CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
Years Ended November 30, 2022, 2021 and 2020

	2022	2021	2020
		(In thousands)	
Cash flows from financing activities:			
Net borrowings (repayments) under warehouse facilities	$ 409,067	262,107	(281,835)
Redemption of senior notes	(575,000)	(1,159,851)	(1,499,999)
Principal payments on notes payable and other borrowings	(48,079)	(195,212)	(604,995)
Proceeds from other borrowings	—	13,973	92,688
Proceeds from liabilities related to consolidated inventory not owned	1,167,227	694,185	346,406
Payments related to liabilities from consolidated inventory not owned	(682,385)	(350,583)	—
(Payments) proceeds related to other liabilities, net	(21,249)	25,564	(116,541)
Receipts related to noncontrolling interests	41,816	69,675	176,617
Payments related to noncontrolling interests	(91,329)	(24,605)	(42,349)
Common stock:			
Repurchases	(1,039,309)	(1,430,212)	(321,524)
Dividends	(438,038)	(309,776)	(195,043)
Net cash used in financing activities	$ (1,277,279)	(2,404,735)	(2,446,575)
Net increase in cash and cash equivalents and restricted cash	1,860,087	22,953	1,464,039
Cash and cash equivalents and restricted cash at beginning of year	2,955,683	2,932,730	1,468,691
Cash and cash equivalents and restricted cash at end of year	$ 4,815,770	2,955,683	2,932,730
Summary of cash and cash equivalents and restricted cash:			
Homebuilding	$ 4,616,124	2,735,213	2,703,986
Financial Services	139,378	167,021	116,171
Multifamily	17,827	16,850	38,963
Lennar Other	5,391	2,660	3,918
Homebuilding restricted cash	23,046	21,927	15,211
Financial Services restricted cash	14,004	12,012	54,481
	$ 4,815,770	2,955,683	2,932,730
Supplemental disclosures of cash flow information:			
Cash paid for interest, net of amounts capitalized	$ 67,842	47,720	97,336
Cash paid for income taxes, net	$ 1,273,166	1,140,858	402,180
Supplemental disclosures of non-cash investing and financing activities:			
Purchases of inventories, land under development and other assets financed by sellers	$ 36,947	141,319	120,796
Net non-cash contributions to unconsolidated entities	232,616	27,880	97,281
Non-cash right of use assets due to adoption of ASU 2016-02	—	—	150,702
Non-cash lease liabilities due to adoption of ASU 2016-02	—	—	159,717
Consolidation/deconsolidation of unconsolidated/consolidated entities, net:			
Financial Services assets	$ —	—	(217,565)
Financial Services liabilities	—	—	115,175
Financial Services noncontrolling interests	—	—	102,390
Inventories	(101,946)	—	95,476
Operating properties and equipment and other assets	33,200	—	6,870
Investments in unconsolidated entities	7,303	—	(68,290)
Notes payable	—	—	(44,924)
Other liabilities	6,203	—	(1,455)
Noncontrolling interests	55,240	—	12,323

See accompanying notes to consolidated financial statements.

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of Lennar Corporation and all subsidiaries, partnerships and other entities in which Lennar Corporation has a controlling interest and VIEs (see Note 8) in which Lennar Corporation is deemed the primary beneficiary (the "Company"). The Company's investments in both unconsolidated entities in which a significant, but less than controlling, interest is held and in VIEs in which the Company is not deemed to be the primary beneficiary are accounted for by the equity method. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

Homebuilding revenues and related profits from sales of homes are recognized at the time of the closing of a sale, when title to and possession of the property are transferred to the homebuyer. In order to promote sales of the homes, the Company may offer sales incentives to homebuyers. The types of incentives vary on a community-by-community basis and home-by-home basis. They include primarily price discounts on individual homes and financing incentives, all of which are reflected as a reduction of home sales revenues. For the years ended November 30, 2022, 2021 and 2020, sales incentives offered to homebuyers averaged $17,300 per home, or 3.5% as a percentage of home sales revenues, $9,000 per home, or 2.1% as a percentage of home sales revenues and $19,800 per home, or 4.8% as a percentage of home sales revenues, respectively. The Company's performance obligation, to deliver the agreed-upon home, is generally satisfied in less than one year from the original contract date. Cash proceeds from home closings are included in Homebuilding cash and cash equivalents in the Company's consolidated balance sheets. Contract liabilities include customer deposits liability related to sold but undelivered homes that are included in other liabilities in the Company's consolidated balance sheets. The Company periodically elects to sell parcels of land to third parties. Cash consideration from land sales is typically due on the closing date, which is generally when performance obligations are satisfied and revenue is recognized as title to and possession of the property are transferred to the buyer.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising costs were $102.1 million, $74.2 million and $72.6 million for the years ended November 30, 2022, 2021 and 2020, respectively.

Share-Based Payments

The Company has share-based awards outstanding under the 2016 Equity Incentive Plan (the "Plan"), which provides for the granting of stock options, stock appreciation rights, restricted common stock ("nonvested shares") and other share based awards to officers, associates and directors. The exercise prices of stock options may not be less than the market value of the common stock on the date of the grant. Exercises are permitted in installments determined when options are granted. Each stock option will expire on a date determined at the time of the grant, but not more than 10 years after the date of the grant. The Company accounts for stock option awards and nonvested share awards granted under the Plan based on the estimated grant date fair value.

Cash and Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Due to the short maturity period of cash equivalents, the carrying amounts of these instruments approximate their fair values. Homebuilding restricted cash consists of customer deposits on home sales held in restricted accounts until title transfers to the homebuyer, as required by the state and local governments in which the homes were sold, as well as funds on deposit to secure and support performance obligations. Financial Services restricted cash consists of upfront deposits and application fees LMF Commercial receives before originating loans and is recognized as income once the loan has been originated, as well as cash held in escrow by the Company's loan service provider on behalf of customers and lenders and is disbursed in accordance with agreements between the transacting parties.

Homebuilding cash and cash equivalents as of November 30, 2022 and 2021 included $1.0 billion and $940.4 million, respectively, of cash held in escrow for approximately two days.

Receivables

At November 30, 2022 and 2021, Homebuilding accounts receivable primarily related to receivables from land banks for land development, rebates and joint ventures. The Company performs ongoing credit evaluations of its customers and generally does not require collateral for accounts receivable. Mortgages and notes receivable arising from the sale of homes and land are generally collateralized by the property sold to the buyer. Allowances are maintained for potential credit losses based on historical experience, present economic conditions and other factors considered relevant by the Company. Balances for the years ended November 30, 2022 and 2021 are noted below:

		November 30,	
(In thousands)		2022	2021
Accounts receivable	$	490,420	245,004
Mortgages and notes receivable		185,739	247,805
		676,159	492,809
Allowance for credit losses		(2,179)	(2,531)
Receivables, net (1)	$	673,980	490,278

(1) At November 30, 2022 and 2021, receivables, net included $50 million and $85 million, respectively, related to a short-term loan due from Upward America that was repaid subsequent to each year end.

Inventories

Finished homes and construction in progress are included within inventories. Inventories are stated at cost unless the inventory within a community is determined to be impaired, in which case the impaired inventory is written down to fair value. Inventory costs include land, land development and home construction costs, real estate taxes, deposits on land purchase contracts and interest related to development and construction. Construction overhead and selling expenses are expensed as incurred. Homes held-for-sale are classified as inventories until delivered. Land, land development, amenities and other costs are accumulated by specific area and allocated to homes within the respective areas.

The Company reviews its inventory for indicators of impairment by evaluating each community during each reporting period. The inventory within each community is categorized as finished homes and construction in progress or land under development based on the development state of the community. There were 1,200 and 1,259 active communities, excluding unconsolidated entities, as of November 30, 2022 and 2021, respectively. If the undiscounted cash flows expected to be generated by a community are less than its carrying amount, an impairment charge is recorded to write down the carrying amount of such community to its estimated fair value.

In conducting its review for indicators of impairment on a community level, the Company evaluates, among other things, the margins on homes that have been delivered, margins on homes under sales contracts in backlog, projected margins with regard to future home sales over the life of the community, projected margins with regard to future land sales and the estimated fair value of the land itself. The Company pays particular attention to communities in which inventory is moving at a slower than anticipated absorption pace and communities whose average sales price and/or margins are trending downward and are anticipated to continue to trend downward. From this review, the Company identifies communities in which to assess if the carrying values exceed their undiscounted projected cash flows.

The Company estimates the fair value of its communities using a discounted cash flow model. The projected cash flows for each community are significantly impacted by estimates related to market supply and demand, product type by community, homesite sizes, sales pace, sales prices, sales incentives, construction costs, sales and marketing expenses, the local economy, competitive conditions, labor costs, costs of materials and other factors for that particular community. Every division evaluates the historical performance of each of its communities as well as current trends in the market and economy impacting the community and its surrounding areas. These trends are analyzed for each of the estimates listed above.

Each of the homebuilding markets in which the Company operates is unique, as homebuilding has historically been a local business driven by local market conditions and demographics. Each of the Company's homebuilding markets has specific supply and demand relationships reflective of local economic conditions. The Company's projected cash flows are impacted by many assumptions. Some of the most critical assumptions in the Company's cash flow model are projected absorption pace for home sales, sales prices and costs to build and deliver homes on a community by community basis.

In order to arrive at the assumed absorption pace for home sales and the assumed sales prices included in the Company's cash flow model, the Company analyzes its historical absorption pace and historical sales prices in the community and in other comparable communities in the geographical area. In addition, the Company considers internal and external market studies and places greater emphasis on more current metrics and trends, which generally include, but are not limited to, statistics and forecasts on population demographics and on sales prices in neighboring communities, unemployment rates and availability and sales prices of competing product in the geographical area where the community is located as well as the absorption pace realized in its most recent quarters and the sales prices included in the Company's current backlog for such communities.

Generally, if the Company notices a variation from historical results over a span of two fiscal quarters, the Company considers such variation to be the establishment of a trend and adjusts its historical information accordingly in order to develop assumptions on the projected absorption pace and sales prices in the cash flow model for a community.

In order to arrive at the Company's assumed costs to build and deliver homes, the Company generally assumes a cost structure reflecting contracts currently in place with its vendors adjusted for any anticipated cost reduction initiatives or increases in cost structure. Those costs assumed are used in the cash flow model for the Company's communities.

Since the estimates and assumptions included in the Company's cash flow models are based upon historical results and projected trends, they do not anticipate unexpected changes in market conditions or strategies that may lead the Company to incur additional impairment charges in the future.

The determination of fair value requires discounting the estimated cash flows at a rate the Company believes a market participant would determine to be commensurate with the inherent risks associated with the assets and related estimated cash flow streams. The discount rate used in determining each asset's fair value depends on the community's projected life and development stage.

The Company estimates the fair value of inventory evaluated for impairment based on market conditions and assumptions made by management at the time the inventory is evaluated, which may differ materially from actual results if market conditions or assumptions change. For example, changes in market conditions and other specific developments or changes in assumptions may cause the Company to re-evaluate its strategy regarding previously impaired inventory, as well as inventory not currently impaired but for which indicators of impairment may arise if market deterioration occurs, and certain other assets that could result in further valuation adjustments and/or additional write-offs of option deposits and pre-acquisition costs due to abandonment of those options contracts.

The Company's valuation adjustments for finished homes and construction in progress were included in Homebuilding costs and expenses in the Company's consolidated statements of operations and comprehensive income (loss) for the years ended November 30, 2022 and 2021. The table below summarizes communities reviewed for indicators of impairment and communities with valuation adjustments recorded:

| | At November 30, | Communities with valuation adjustments for the years ended November 30, | | |
	# of communities with potential indicators of impairment	# of communities	Fair Value (in thousands)	Valuation Adjustments (in thousands)
2022	15	9	$ 105,042	$ 33,563
2021	4	1	5,267	11,849

The table below summarizes the most significant unobservable inputs used in the Company's discounted cash flow model to determine the fair value of its communities for which the Company recorded valuation adjustments:

| | Years Ended November 30, | | | 2021 |
| | 2022 | | | |
Unobservable inputs	Range			
Average selling price (1)	$233,000	–	$753,000	$635,000
Absorption rate per quarter (homes)	2	–	12	11
Discount rate	20%			20%

(1) Represents the projected average selling price on future deliveries for communities in which the Company recorded impairments on during the years ended November 30, 2022 and 2021.

The Company also has access to land inventory through option contracts, which generally enables the Company to defer acquiring portions of properties owned by third parties (including land funds) and unconsolidated entities until it has determined whether to exercise its option. The use of option contracts allows the Company to reduce the financial risks associated with long-term land holdings.

A majority of the Company's option contracts require a non-refundable cash deposit or irrevocable letter of credit based on a percentage of the purchase price of the land. As of November 30, 2022, the Company had $2.0 billion of nonrefundable option deposits and pre-acquisition costs related to certain of these homesites, which were included in inventories in the accompanying consolidated balance sheet. The Company's option contracts sometimes include price adjustment provisions, which adjust the purchase price of the land to its approximate fair value at the time of acquisition or are based on the fair value at the time of takedown.

Some option contracts contain a predetermined take-down schedule for the optioned land parcels. However, in substantially all instances, the Company is not required to purchase land in accordance with those take-down schedules. In substantially all instances, the Company has the right and ability to not exercise its option and forfeit its deposit without further penalty, other than termination of the option and loss of any unapplied portion of its deposit and pre-acquisition costs and the incurrence of any applicable termination fee associated with the option contract. Therefore, in substantially all instances, the Company does not consider the take-down price to be a firm contractual obligation. In determining whether to walk away from an option contract, the Company evaluates the option primarily based upon its expected cash flows from the property under option. If the Company intends to walk away from an option contract, it records a charge to earnings in the period such decision is made for the unapplied deposit amount and any related pre-acquisition costs and accrues any applicable termination fee associated with the option contract. During the year ended November 30, 2022, the Company wrote-off $47.9 million of deposit and pre-acquisition costs. To reflect the purchase price of homesite takedowns related to option contracts that the Company decided to exercise, the Company had a net reclass related to option deposits from consolidated inventory not owned to finished homes and construction in progress in the accompanying consolidated balance sheet as of November 30, 2022.

In the course of executing on the Company's land light strategy, the Company may sell land to third parties (including land funds) and unconsolidated entities while maintaining an option to repurchase the land in the future. Although, such transactions include cash consideration from the buyer and the transfer of title from the Company to the buyer, such transactions do not meet the criteria for revenue recognition under GAAP due to the Company's option to repurchase the land from the buyer in the future. As such, land related to such transactions remains on the Company's accompanying consolidated balance sheet and is reclassified from land and land under development to consolidated inventory not owned. The liabilities related to consolidated inventory not owned primarily represent the difference between the option exercise prices for the optioned land and the Company's cash deposits. During the year ended November 30, 2022, consolidated inventory not owned increased by $1.2 billion with a corresponding increase to liabilities related to consolidated inventory not owned in the accompanying consolidated balance sheet as of November 30, 2022. The increase was primarily due to reclassifications from land and land under development to consolidated inventory not owned during the year ended November 30, 2022 as the Company continued to focus on increasing its controlled homesites as compared to owned homesites. The increase was partially offset by takedowns during the year ended November 30, 2022.

Investments in Unconsolidated Entities

The Company evaluates the long-lived assets in unconsolidated entities for indicators of impairment during each reporting period. If a valuation adjustment is recorded by an unconsolidated entity related to its assets, the Company generally uses a discount rate between 10% and 20%, subject to the perceived risks associated with the community's cash flow streams relative to its inventory or operating assets. The Company's proportionate share of a valuation adjustment is reflected in the Company's Homebuilding, Multifamily or Lennar Other equity in earnings (loss) from unconsolidated entities with a corresponding decrease to its Homebuilding, Multifamily or Lennar Other investment in unconsolidated entities.

Additionally, the Company evaluates if a decrease in the fair value of an investment below its carrying value is other-than-temporary. This evaluation includes certain critical assumptions made by management: (1) projected future distributions from the unconsolidated entities, (2) discount rates applied to the future distributions and (3) various other factors, which include age of the venture, relationships with the other partners and banks, general economic market conditions, land status and liquidity needs of the unconsolidated entity. If the decline in the fair value of the investment is other-than-temporary, then these losses are included in Homebuilding other income, net, Multifamily other gain (loss) or Lennar Other other gain (loss).

The Company tracks its share of cumulative earnings and distributions of its joint ventures ("JVs"). For purposes of classifying distributions received from JVs in the Company's consolidated statements of cash flows, cumulative distributions are treated as returns on capital to the extent of cumulative earnings and included in the Company's consolidated statements of cash flows as operating activities. Cumulative distributions in excess of the Company's share of cumulative earnings are treated as returns of capital and included in the Company's consolidated statements of cash flows as cash from investing activities.

Variable Interest Entities

GAAP requires the assessment of whether an entity is a VIE and, if so, if the Company is the primary beneficiary at the inception of the entity or at a reconsideration event. Additionally, GAAP requires the consolidation of VIEs in which an enterprise has a controlling financial interest. A controlling financial interest will have both of the following characteristics: (a) the power to direct the activities of a VIE that most significantly impact the VIE's economic performance and (b) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The Company's variable interest in VIEs may be in the form of (1) equity ownership, (2) contracts to purchase assets, (3) management and development agreements between the Company and a VIE, (4) loans provided by the Company to a VIE or other partner and/or (5) guarantees provided by members to banks and other third parties. The Company examines specific criteria and uses its judgment when determining if it is the primary beneficiary of a VIE. Factors considered in determining whether the Company is the primary beneficiary include risk and reward sharing, experience and financial condition of other partner(s), voting rights, involvement in day-to-day capital and operating decisions, representation on a VIE's executive committee, existence of unilateral kick-out rights or voting rights, level of economic disproportionality, if any, between the Company and the other partner(s) and contracts to purchase assets from VIEs. The determination whether an entity is a VIE and, if so, whether the Company is the primary beneficiary may require it to exercise significant judgment.

Generally, all major decision making in the Company's joint ventures is shared among all partners. In particular, business plans and budgets are generally required to be unanimously approved by all partners. Usually, management and other fees earned by the Company are nominal and believed to be at market and there is no significant economic disproportionality between the Company and other partners. Generally, the Company purchases less than a majority of the JV's assets and the purchase prices under its option contracts are believed to be at market.

Generally, Homebuilding and Multifamily unconsolidated entities become VIEs due to insufficient equity at risk for the JV entity as the partner(s) continue to provide subordinated financial support in the form of capital contributions. Homebuilding and Multifamily unconsolidated entities become VIEs and consolidate if the other partner(s) lack the intent and financial wherewithal to remain in the entity. As a result, the Company continues to fund operations and debt paydowns through partner loans or substituted capital contributions.

Goodwill

Goodwill is recorded with acquisitions of businesses when the purchase price of the business exceeds the fair value of the net tangible and identifiable assets acquired. In accordance with ASC Topic 350, *Intangibles-Goodwill and Other* ("ASC 350"), the Company evaluates goodwill for potential impairment on at least an annual basis. The Company has the option to perform a qualitative or quantitative assessment to determine whether the fair value of a reporting unit exceeds its carrying value. Qualitative factors may include, but are not limited to economic conditions, industry and market considerations, cost factors, overall financial performance of the reporting units and other entity and reporting unit specific events. The fair value estimate is derived through various valuation methods, including the use of discounted expected future cash flows of each reporting unit. The expected future cash flows for each segment are significantly impacted by current market conditions. If these market conditions and resulting expected future cash flows for each reporting unit decline significantly, the actual results for each segment could differ from the Company's estimate, which would cause goodwill to be impaired. The annual goodwill impairment analysis was performed as of September 30, 2022, and no impairment was recorded.

Operating Properties and Equipment

Operating properties and equipment are recorded at cost and are included in other assets in the consolidated balance sheets. The assets are depreciated over their estimated useful lives using the straight-line method. At the time operating properties and equipment are disposed of, the asset and related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to earnings. The estimated useful life for operating properties is 30 years, for furniture, fixtures and equipment is two to 10 years and for leasehold improvements is five years or the life of the lease, whichever is shorter. Operating properties are reviewed for possible impairment if there are indicators that their carrying amounts are not recoverable.

Operating properties and equipment are included in Homebuilding other assets in the consolidated balance sheets and were as follows:

(In thousands)	November 30,	
	2022	2021
Operating properties (1)	$ 305,743	309,367
Leasehold improvements	68,951	56,620
Furniture, fixtures and equipment	207,223	172,774
	581,917	538,761
Accumulated depreciation and amortization	(226,822)	(198,855)
	$ 355,095	339,906

(1)   Operating properties primarily include solar systems, rental operations and commercial properties.

Investment Securities

The Company holds investment securities classified as available-for-sale or held-to-maturity. Available-for-sale securities are recorded at fair value. Any unrealized holding gains or losses on available-for-sale securities are reported as accumulated other comprehensive gain or loss, which is a separate component of stockholders' equity, net of tax, until realized. Securities classified as held-to-maturity are carried at amortized cost because they are purchased with the intent and ability to hold to maturity.

At November 30, 2022 and 2021, the Financial Services segment had investment securities classified as held-to-maturity totaling $143.3 million and $157.8 million, respectively, which consist mainly of commercial mortgage-backed securities ("CMBS"), corporate debt obligations, U.S. government agency obligations, certificates of deposit and U.S. treasury securities that mature at various dates, mainly within three years.

At November 30, 2022 and 2021, the Lennar Other segment had investment securities classified as held-for-sale totaling $35.5 million and $41.7 million, respectively. Additionally, the Lennar Other segment had investments in equity securities with a readily determinable fair value (publicly traded common stock), not accounted for under the equity method, that are recorded at fair value with unrealized gains and losses included in earnings. For equity securities without a readily determinable fair value, the investment is recorded at cost, less any impairment, plus or minus adjustments related to observable transactions for the same or similar securities, with unrealized gains and losses included in earnings. The Lennar Other segment had investments in equity securities of $391.0 million and $1.0 billion that are recorded at fair value with unrealized gains and losses included in earnings, as of November 30, 2022 and 2021, respectively.

For equity method investments in the Lennar Other segment, the Company records the investment as Lennar Other investments in unconsolidated entities. The Company regularly reviews its investments in unconsolidated entities to determine whether there is a decline in fair value below book value. If there is a decline that is other-than-temporary, the investment is written down to fair value. There was no impairment recorded during the years ended November 30, 2022 and 2021.

Interest and Real Estate Taxes

Interest and real estate taxes attributable to land and homes are capitalized as inventory costs while they are being actively developed. Interest related to homebuilding and land, including interest costs relieved from inventories, is included in costs of homes sold and costs of land sold. Interest expense related to the Financial Services and Multifamily operations is included in its costs and expenses.

During the years ended November 30, 2022, 2021 and 2020, interest incurred by the Company's homebuilding operations related to homebuilding debt was $230.8 million, $275.1 million and $353.4 million, respectively; interest capitalized into inventories was $211.7 million, $254.9 million and $331.0 million, respectively.

Interest expense was included in costs of homes sold, costs of land sold and other interest expense as follows:

		Years Ended November 30,	
(In thousands)	2022	2021	2020
Interest expense in costs of homes sold	$ 293,105	342,756	349,109
Interest expense in costs of land sold	498	2,475	2,594
Other interest expense (1)	19,128	20,142	22,401
Total interest expense	$ 312,731	365,373	374,104

(1)   Included in Homebuilding other income (expense), net.

Income Taxes

The Company records income taxes under the asset and liability method, whereby deferred tax assets and liabilities are recognized based on the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and attributable to operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which the temporary differences are expected to be recovered or paid. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period when the changes are enacted. Interest related to unrecognized tax benefits is recognized in the financial statements as a component of income tax expense.

A reduction of the carrying amounts of deferred tax assets by a valuation allowance is required if, based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed each reporting period by the Company based on the consideration of all available positive and negative evidence using a "more-likely-than-not" standard with respect to whether deferred tax assets will be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, actual earnings, forecasts of future profitability, the duration of statutory carryforward periods, the Company's experience with loss carryforwards not expiring unused and tax planning alternatives.

Based on the analysis of positive and negative evidence, the Company believed that there was enough positive evidence for the Company to conclude that it was more likely than not that the Company would realize the majority of its deferred tax assets. As of November 30, 2022 and 2021, the Company's net deferred tax assets of $242.4 million and liabilities of $4.2 million included a valuation allowance of $2.9 million and $2.7 million, respectively. See Note 5 for additional information.

Other Liabilities

Reflected within the consolidated balance sheets, the other liabilities balance as of November 30, 2022 and 2021, included accrued interest payable, product warranty (as noted below), accrued bonuses, accrued wages and benefits, lease liabilities, deferred income, customer deposits, income taxes payable, and other accrued liabilities.

Product Warranty

Warranty and similar reserves for homes are established at an amount estimated to be adequate to cover potential costs for materials and labor with regard to warranty-type claims expected to be incurred subsequent to the delivery of a home. Reserves are determined based on historical data and trends with respect to similar product types and geographical areas. The Company regularly monitors the warranty reserve and makes adjustments to its pre-existing warranties in order to reflect changes in trends and historical data as information becomes available. Warranty reserves are included in Homebuilding other liabilities in the consolidated balance sheets. The activity in the Company's warranty reserve was as follows:

		Years Ended November 30,	
(In thousands)		2022	2021
Warranty reserve, beginning of year	$	377,021	341,765
Warranties issued		274,766	217,641
Adjustments to pre-existing warranties from changes in estimates (1)		26,222	29,436
Payments		(259,992)	(211,821)
Warranty reserve, end of year	$	418,017	377,021

(1) The adjustments to pre-existing warranties from changes in estimates during the years ended November 30, 2022 and 2021 primarily related to specific claims in certain of the Company's homebuilding communities and other adjustments.

Self-Insurance

Reserves for estimated losses for construction defects, general liability and workers' compensation have been established using the assistance of a third-party actuary. The third-party actuary uses the Company's historical warranty and construction defect data to assist management in estimating the unpaid claims, claim adjustment expenses and incurred but not reported claims reserves for the risks that the Company is assuming under the general liability and construction defect programs. The estimates include provisions for inflation, claims handling and legal fees. These estimates are subject to a high degree of variability due to uncertainties such as trends in construction defect claims relative to the markets and the types of products the Company builds, claim settlement patterns, insurance industry practices and legal interpretations. Given the high degree of judgment required in determining these estimated liability amounts, actual future costs could differ significantly from the Company's currently estimated amounts. The Company's self-insurance reserve, net of expected recoveries, as of November 30, 2022 and 2021 was $210.1 million and $169.1 million and was included in Homebuilding other liabilities. Amounts incurred in excess of the Company's self-insurance occurrence or aggregate retention limits are covered by insurance up to the Company's purchased coverage levels. The Company's insurance policies are maintained with highly-rated underwriters for whom the Company believes counterparty default risk is not significant.

Earnings per Share

Basic earnings per share is computed by dividing net earnings attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in earnings of the Company.

All outstanding nonvested shares that contain non-forfeitable rights to dividends or dividend equivalents that participate in undistributed earnings with common stock are considered participating securities and are included in computing earnings per share pursuant to the two-class method. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock and participating securities according to dividends or dividend equivalents and participation rights in undistributed earnings. The Company's restricted common stock ("nonvested shares") are considered participating securities.

Preferred Stock

The Company is authorized to issue 500,000 shares of preferred stock with a par value of $10 per share and 100 million shares of participating preferred stock with a par value of $0.10 per share. No shares of preferred stock or participating preferred stock have been issued as of November 30, 2022 and 2021.

Common Stock

During the years ended November 30, 2022, 2021 and 2020 the Company's Class A and Class B common stockholders received a per share annual dividend of $1.50 $1.00 and $0.625, respectively. The only significant difference between the Class A common stock and Class B common stock is that Class A common stock entitles holders to one vote per share and the Class B common stock entitles holders to ten votes per share.

As of November 30, 2022, Stuart Miller, the Company's Executive Chairman, directly owned, or controlled through family-owned entities, shares of Class A and Class B common stock, which represented approximately 36% voting power of the Company's stock.

During the year ended November 30, 2022, treasury stock decreased due to the Company's retirement of 46.7 million and 2.8 million treasury shares of Class A and Class B common stock, respectively, as authorized by the Company's Board of Directors. The retirement of Class A and Class B common stock in treasury resulted in a reclass between treasury shares and additional paid-in capital within stockholders' equity. During the year ended November 30, 2022, this decrease in treasury shares was partially offset by the Company's repurchase of 9.6 million and 1.3 million shares of Class A and Class B common stock, respectively, through the Company's stock repurchase program.

In October 2021, the Company's Board of Directors authorized an increase to the Company's stock repurchase program to enable the Company to repurchase up to the lesser of an additional $1 billion in value, or 25 million in shares, of the Company's outstanding Class A or Class B common stock. As a result of prior authorizations being almost exhausted, in March 2022, the Company's Board of Directors approved an additional authorization for the Company to repurchase up to the lesser of $2 billion in value, or 30 million in shares, of the Company's outstanding Class A or Class B common stock. The repurchase authority has no expiration date. The following table provides information about the Company's repurchases of Class A and Class B common stock:

| | Years Ended | | | |
| | November 30, 2022 | | November 30, 2021 | |
(Dollars in thousands, except price per share)	Class A	Class B	Class A	Class B
Shares repurchased	9,628,203	1,339,797	13,910,000	100,000
Total purchase price	$ 868,788	$ 98,613	$ 1,357,081	$ 8,197
Average price per share	$ 90.23	$ 73.60	$ 97.56	$ 81.97

Restrictions on Payment of Dividends

There are no restrictions on the payment of dividends on common stock by the Company. There are no agreements which restrict the payment of dividends by subsidiaries of the Company other than the need to maintain the financial ratios and net worth requirements under the Financial Services segment's warehouse lines of credit, which restrict the payment of dividends from the Company's mortgage subsidiaries following the occurrence and during the continuance of an event of default thereunder.

401(k) Plan

Under the Company's 401(k) Plan (the "Plan"), contributions made by associates can be invested in a variety of mutual funds or proprietary funds provided by the Plan trustee. The Company may also make contributions for the benefit of associates. The Company records as compensation expense its contribution to the Plan. For the years ended November 30, 2022, 2021 and 2020, this amount was $37.5 million, $29.4 million and $27.3 million, respectively.

Share-Based Payments

Compensation expense related to the Company's share-based awards was as follows:

| | Years Ended November 30, | | |
(In thousands)	2022	2021	2020
Total compensation expense for nonvested share-based awards	$ 184,086	135,090	107,131

The fair value of nonvested shares is determined based on the trading price of the Company's common stock on the grant date. The weighted average fair value of nonvested shares granted during the years ended November 30, 2022, 2021 and 2020 was $88.92, $80.95 and $60.10, respectively. A summary of the Company's nonvested shares activity for the year ended November 30, 2022 was as follows:

	Shares	Weighted Average Grant Date Fair Value	
Nonvested shares at November 30, 2021	3,163,790	$	66.07
Grants	1,697,986	$	88.92
Vested	(1,581,744)	$	61.39
Forfeited	(127,886)	$	74.38
Nonvested shares at November 30, 2022	3,152,146	$	80.39

At November 30, 2022, there was $177.0 million of unrecognized compensation expense related to unvested share-based awards granted under the Company's share-based payment plan, all of which relates to nonvested shares with a weighted average remaining contractual life of 1.9 years. For the years ended November 30, 2022, 2021 and 2020, 1.6 million, 1.8 million and 1.4 million nonvested shares, respectively, vested each year.

Financial Services

Revenue Recognition

Title premiums on policies issued directly by the Company are recognized as revenue on the effective date of the title policies. Escrow fees and loan origination revenues are recognized at the time the related real estate transactions are completed, usually upon the close of escrow. Expected gains and losses from the sale of loans and their related servicing rights are included in the measurement of all written loan commitments that are accounted for at fair value through earnings at the time of commitment. Interest income on loans held-for-sale and loans held-for-investment is recognized as earned over the terms of the mortgage loans based on the contractual interest rates.

Loans Held-for-Sale

Loans held-for-sale by the Financial Services segment, including the rights to service the mortgage loans, are carried at fair value and changes in fair value are reflected in earnings. Premiums and discounts recorded on these loans are presented as an adjustment to the carrying amount of the loans and are not amortized. Management believes carrying loans held-for-sale at fair value improves financial reporting by mitigating volatility in reported earnings caused by measuring the fair value of the loans and the derivative instruments used to economically hedge them without having to apply complex hedge accounting provisions.

In addition, the Financial Services segment recognizes the fair value of its rights to service a mortgage loan as revenue upon entering into an interest rate lock loan commitment with a borrower. The fair value of these servicing rights is included in Financial Services' other assets as of November 30, 2022 and 2021. Fair value of the servicing rights is determined based on values in the Company's servicing sales contracts.

Provision for Losses

The Company establishes reserves for possible losses associated with mortgage loans previously originated and sold to investors based upon, among other things, an analysis of repurchase requests received, an estimate of potential repurchase claims not yet received and actual past repurchases and losses through the disposition of affected loans, as well as previous settlements. Loan origination liabilities are included in Financial Services' liabilities in the consolidated balance sheets. The activity in the Company's loan origination liabilities was as follows:

	Years Ended November 30,	
(In thousands)	2022	2021
Loan origination liabilities, beginning of year	$ 11,670	7,569
Provision for losses	966	4,639
Payments	(849)	(538)
Loan origination liabilities, end of year	$ 11,787	11,670

Loans Held-for-Investment, Net

Loans for which the Company has the positive intent and ability to hold to maturity consist of mortgage loans carried at the principal amount outstanding, net of unamortized discounts and allowance for loan losses. Discounts are amortized over the estimated lives of the loans using the interest method.

The Financial Services segment also provides an allowance for credit losses. The provision recorded and the adequacy of the related allowance is determined by management's continuing evaluation of the loan portfolio in light of past loan loss experience, credit worthiness and nature of underlying collateral, present economic conditions and other factors considered relevant by the Company's management. Anticipated changes in economic factors, which may influence the level of the allowance, are considered in the evaluation by the Company's management when the likelihood of the changes can be reasonably determined. While the Company's management uses the best information available to make such evaluations, future adjustments to the allowance may be necessary as a result of future economic and other conditions that may be beyond management's control.

Derivative Financial Instruments

The Financial Services segment, in the normal course of business, uses derivative financial instruments to reduce its exposure to fluctuations in mortgage-related interest rates. The segment uses mortgage-backed securities ("MBS") forward commitments, option contracts, future contracts and investor commitments to protect the value of fixed rate-locked loan commitments and loans held-for-sale from fluctuations in mortgage-related interest rates. These derivative financial instruments are carried at fair value with the changes in fair value included in Financial Services revenues.

LMF Commercial - Loans Held-for-Sale

The originated mortgage loans are classified as loans held-for-sale and are recorded at fair value. The Company elected the fair value option for LMF Commercial's loans held-for-sale in accordance with Accounting Standards Codification ("ASC") 825, *Financial Instruments*, which permits entities to measure various financial instruments and certain other items at fair value on a contract-by-contract basis. Management believes that carrying loans held-for-sale at fair value improves financial reporting by mitigating volatility in reported earnings caused by measuring the fair value of the loans and the derivative instruments, which are also carried at fair value, used to economically hedge them without having to apply complex hedge accounting provisions. Changes in fair values of the loans are reflected in Financial Services revenues in the accompanying consolidated statements of operations. Interest income on these loans is calculated based on the interest rate of the loan and is recorded in Financial Services revenues in the accompanying consolidated statements of operations. Substantially all of the mortgage loans originated are sold within a short period of time in a securitization on a servicing released, non-recourse basis; although, the Company remains liable for certain limited industry-standard representations and warranties related to loan sales. The Company recognizes revenue on the sale of loans into securitization trusts when control of the loans has been relinquished.

Multifamily

Management Fees and General Contractor Revenue

The Multifamily segment provides management services with respect to the development, construction and property management of rental projects in joint ventures in which the Company has investments. As a result, the Multifamily segment earns and receives fees, which are generally based upon a stated percentage of development and construction costs and a percentage of gross rental collections. In addition, the Multifamily segment provides general contractor services for the construction of some of its rental projects. Both management fees and general contractor revenue are recognized over the period in which the services are performed using an input method, which properly depicts the level of effort required to complete the management or construction services. These customer contracts require the Company to provide management and general contractor services which represents a performance obligation that the Company satisfies over time. Management fees and general contractor services in the Multifamily segment are included in Multifamily revenue.

Recently Adopted Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12, *Income Taxes (Topic 740), Simplifying the Accounting for Income Taxes* ("ASU 2019-12"). ASU 2019-12 was effective for the Company's fiscal year beginning December 1, 2021. The adoption of ASU 2019-12 did not have a material impact on the Company's consolidated financial statements.

In March 2020, the Financial Accounting Standards Board (FASB) issued ASU 2020-04, *"Reference Rate Reform,"* which provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by the discontinuation of the London Interbank Offered Rate (LIBOR) or by another reference rate expected to be discontinued. The guidance was effective beginning March 12, 2020 and can be applied prospectively through December 31, 2022. In January 2021, the FASB issued ASU 2021-01, "Reference Rate Reform—Scope," which clarified the scope and application of the original guidance. The adoption of ASU 2020-04 did not have a material impact on the Company's consolidated financial statements.

Reclassifications

Certain prior year amounts in the consolidated financial statements have been reclassified to conform with the 2022 presentation. These reclassifications had no impact on the Company's total assets, total equity, revenues or net earnings in its consolidated financial statements.

2. Operating and Reporting Segments

Each reportable segment follows the same accounting policies described in Note 1—"Summary of Significant Accounting Policies" to the consolidated financial statements. Operational results of each segment are not necessarily indicative of the results that would have occurred had the segment been an independent, stand-alone entity during the periods presented.

The Company's homebuilding operations construct and sell homes primarily for first-time, move-up and active adult homebuyers primarily under the Lennar brand name. In addition, the Company's homebuilding operations purchase, develop and sell land to third parties. The Company's chief operating decision makers manage and assess the Company's performance at a regional level. Therefore, the Company performed an assessment of its operating segments in accordance with ASC 280, *Segment Reporting*, and determined that the following are its operating and reportable segments:

Homebuilding segments: (1) East (2) Central (3) Texas (4) West
(5) Financial Services
(6) Multifamily
(7) Lennar Other

The assets and liabilities related to the Company's segments were as follows:

(In thousands)

November 30, 2022

Assets:	Homebuilding	Financial Services	Multifamily	Lennar Other	Total
Cash and cash equivalents	$ 4,616,124	139,378	17,827	5,391	4,778,720
Restricted cash	23,046	14,004	—	—	37,050
Receivables, net (1)	673,980	826,163	114,134	—	1,614,277
Inventories	21,432,011	—	430,442	—	21,862,453
Loans held-for-sale (2)	—	1,776,311	—	—	1,776,311
Investments in equity securities (3)				391,026	391,026
Investments available-for-sale (4)	—	—	—	35,482	35,482
Loans held-for-investments, net	—	45,636	—	—	45,636
Investments held-to-maturity	—	143,251	—	—	143,251
Investments in unconsolidated entities	1,173,164	—	648,126	316,523	2,137,813
Goodwill	3,442,359	189,699	—	—	3,632,058
Other assets	1,323,478	119,815	46,808	40,117	1,530,218
	$ 32,684,162	3,254,257	1,257,337	788,539	37,984,295
Liabilities:					
Notes and other debts payable, net	$ 4,047,294	2,135,093	16,749	—	6,199,136
Accounts payable and other liabilities	6,931,352	218,811	296,735	97,894	7,544,792
	$ 10,978,646	2,353,904	313,484	97,894	13,743,928

(In thousands)

November 30, 2021

Assets:	Homebuilding	Financial Services	Multifamily	Lennar Other	Total
Cash and cash equivalents	$ 2,735,213	167,021	16,850	2,660	2,921,744
Restricted cash	21,927	12,012	—	—	33,939
Receivables, net (1)	490,278	708,165	98,405	—	1,296,848
Inventories	18,715,304	—	454,093	—	19,169,397
Loans held-for-sale (2)	—	1,636,351	—	—	1,636,351
Investments in equity securities (3)	—	—	—	1,006,599	1,006,599
Investments available-for-sale (4)	—	—	—	41,654	41,654
Loans held-for-investments, net	—	44,582	—	—	44,582
Investments held-to-maturity	—	157,808	—	—	157,808
Investments in unconsolidated entities	972,084	—	654,029	346,270	1,972,383
Goodwill	3,442,359	189,699	—	—	3,632,058
Other assets	1,090,654	48,729	88,370	66,662	1,294,415
	$ 27,467,819	2,964,367	1,311,747	1,463,845	33,207,778
Liabilities:					
Notes and other debts payable, net	$ 4,652,338	1,726,026	—	—	6,378,364
Accounts payable and other liabilities	5,217,904	180,317	288,930	145,981	5,833,132
	$ 9,870,242	1,906,343	288,930	145,981	12,211,496

(1) Receivables, net for Financial Services primarily related to loans sold to investors for which the Company had not yet been paid as of November 30, 2022 and November 30, 2021, respectively.

(2) Loans held-for-sale related to unsold residential and commercial loans carried at fair value.

(3) Investments in equity securities include investments of $178.0 million and $100.1 million without readily available fair values as of November 30, 2022 and November 30, 2021, respectively.

(4) Investments available-for-sale are carried at fair value with changes in fair value recorded as a component of accumulated other comprehensive income (loss) on the consolidated balance sheets.

Financial information relating to the Company's segments was as follows:

(In thousands)	Homebuilding	Financial Services (1)	Multifamily	Lennar Other (2)	Corporate and unallocated (3)	Total
Year ended November 30, 2022						
Revenues	$ 31,951,335	809,680	865,603	44,392	—	33,671,010
Operating earnings (loss)	6,777,317	383,302	69,493	(734,649)	—	6,495,463
Corporate general and administrative expenses	—	—	—	—	(414,498)	(414,498)
Charitable foundation contribution	—	—	—	—	(66,399)	(66,399)
Earnings (loss) before income taxes	6,777,317	383,302	69,493	(734,649)	(480,897)	6,014,566

(In thousands)	Homebuilding	Financial Services	Multifamily	Lennar Other (2)	Corporate and unallocated (3)	Total
Year ended November 30, 2021						
Revenues	$ 25,545,242	898,745	665,232	21,457	—	27,130,676
Operating earnings	5,031,762	491,014	21,453	733,035	—	6,277,264
Corporate general and administrative expenses	—	—	—	—	(398,381)	(398,381)
Charitable foundation contribution	—	—	—	—	(59,825)	(59,825)
Earnings before income taxes	5,031,762	491,014	21,453	733,035	(458,206)	5,819,058

(In thousands)	Homebuilding	Financial Services	Multifamily	Lennar Other (2)	Corporate and unallocated (3)	Total
Year ended November 30, 2020						
Revenues	$ 20,981,136	890,311	576,328	41,079	—	22,488,854
Operating earnings (loss)	2,988,907	480,952	22,681	(10,334)	—	3,482,206
Corporate general and administrative expenses	—	—	—	—	(333,446)	(333,446)
Charitable foundation contribution	—	—	—	—	(24,972)	(24,972)
Earnings (loss) before income taxes	2,988,907	480,952	22,681	(10,334)	(358,418)	3,123,788

(1) Financial Services operating earnings for the year ended November 30, 2022 included a $35.5 million one-time charge due to an increase in a litigation accrual related to a court judgment.

(2) Operating loss for Lennar Other for the year ended November 30, 2022 included a $655.1 million mark-to-market unrealized loss on the Company's publicly traded technology investments. Operating earnings for Lennar Other for the year ended November 30, 2021 included a $510.8 million mark-to-market unrealized gain on the Company's publicly traded technology investments. Operating loss for Lennar Other for the year ended November 30, 2020 included a $25.0 million write-down of assets held by Rialto legacy funds because of the disruption in the capital markets as a result of COVID-19 and the economic shutdown.

(3) Corporate and unallocated expenses primarily represent costs of operations at the Company's corporate headquarters in Miami. These operations include the Company's executive offices, information technology, treasury, corporate accounting and tax, legal, internal audit and human resources. Also included are property expenses related to the leases of corporate offices, data processing, general corporate expenses and charitable foundation contribution to the Lennar Foundation.

Homebuilding Segments

Information about homebuilding activities in states which are not economically similar to other states in the same geographic area is grouped under "Homebuilding Other," which is not considered a reportable segment.

Evaluation of segment performance is based primarily on operating earnings (loss) before income taxes. Operations of the Company's Homebuilding segments primarily include the construction and sale of single-family attached and detached homes, as well as the purchase, development and sale of residential land directly and through the Company's unconsolidated entities. Operating earnings (loss) for the Homebuilding segments consist of revenues generated from the sales of homes and land, other revenues from management fees and forfeited deposits, equity in earnings (loss) from unconsolidated entities and other income (expense), net, less the cost of homes sold and land sold, and selling, general and administrative expenses incurred by the segment. Homebuilding Other also includes management of a fund that acquires single-family homes and holds them as rental properties.

The Company's reportable Homebuilding segments and all other homebuilding operations not required to be reported separately, have homebuilding divisions located in:

East: Alabama, Florida, New Jersey, Pennsylvania and South Carolina
Central: Georgia, Illinois, Indiana, Maryland, Minnesota, North Carolina, Tennessee and Virginia
Texas: Texas
West: Arizona, California, Colorado, Idaho, Nevada, Oregon, Utah and Washington
Other: Urban divisions and other homebuilding related investments primarily in California, including Five Point Holdings, LLC ("FivePoint")

The assets related to the Company's Homebuilding segments were as follows:

(In thousands)	East	Central	Texas	West	Other	Corporate and Unallocated	Total Homebuilding
Balance at November 30, 2022	$ 6,877,581	4,010,610	3,742,663	12,182,709	1,382,864	4,487,735	32,684,162
Balance at November 30, 2021	5,854,057	3,782,847	2,801,192	11,171,741	1,443,163	2,414,819	27,467,819

Financial information relating to the Company's Homebuilding segments was as follows:

	Year ended November 30, 2022					
(In thousands)	East	Central	Texas	West	Other	Total Homebuilding
Revenues	$ 9,266,013	5,846,023	4,227,771	12,571,386	40,142	31,951,335
Operating earnings (loss)	2,240,256	889,231	929,237	2,773,597	(55,004)	6,777,317
Interest expense	78,345	54,547	29,442	140,017	10,380	312,731
Depreciation and amortization	24,888	15,219	9,354	54,055	774	104,290
Net additions to operating properties and equipment	2,651	363	136	1,414	6,537	11,101

	Year ended November 30, 2021					
(In thousands)	East	Central	Texas	West	Other	Total Homebuilding
Revenues	$ 6,870,944	4,826,535	3,241,321	10,563,756	42,686	25,545,242
Operating earnings (loss)	1,455,432	720,419	730,465	2,192,446	(67,000)	5,031,762
Interest expense	90,314	58,899	28,764	176,633	10,763	365,373
Depreciation and amortization	24,531	16,118	9,821	49,691	1,238	101,399
Net additions to (disposals of) operating properties and equipment	219	239	(9)	26,375	14,950	41,774

	Year ended November 30, 2020					
(In thousands)	East	Central	Texas	West	Other	Total Homebuilding
Revenues	$ 5,715,028	4,093,693	2,709,681	8,437,167	25,567	20,981,136
Operating earnings (loss)	933,297	482,929	421,594	1,241,494	(90,407)	2,988,907
Interest expense	93,245	58,777	29,901	178,498	13,683	374,104
Depreciation and amortization	21,504	13,659	9,366	50,316	249	95,094
Net additions to (disposals of) operating properties and equipment	955	(11,370)	712	165,869	(32)	156,134

Financial Services

Operations of the Financial Services segment include primarily mortgage financing, title and closing services primarily for buyers of the Company's homes. It also includes originating and selling into securitizations commercial mortgage loans through its LMF Commercial business. The Financial Services segment sells substantially all of the loans it originates within a short period of time in the secondary mortgage market, the majority of which are sold on a servicing released, non-recourse basis. After the loans are sold, the Company retains potential liability for possible claims by purchasers that it breached certain limited industry standard representations and warranties in the loan sale agreements. Financial Services' operating earnings consist of revenues generated primarily from mortgage financing, title and closing services, and property and casualty insurance, less the cost of such services and certain selling, general and administrative expenses incurred by the segment. The Financial Services segment operates generally in the same states as the Company's homebuilding operations.

At November 30, 2022, the Financial Services warehouse facilities were 364-day repurchase facilities and were used to fund residential mortgages or commercial mortgages for LMF Commercial as follows:

(In thousands)	Maximum Aggregate Commitment
Residential facilities maturing:	
December 2022 (1)	$ 800,000
May 2023	500,000
August 2023	1,000,000
Total - Residential facilities	$ 2,300,000
LMF Commercial facilities maturing:	
December 2022 (1)	$ 400,000
July 2023	50,000
November 2023	100,000
Total - LMF Commercial facilities	$ 550,000
Total	$ 2,850,000

(1)   Subsequent to November 30, 2022, the maturity date was extended to December 2023.

The Financial Services segment uses the residential facilities to finance its residential lending activities until the mortgage loans are sold to investors and the proceeds are collected. The facilities are non-recourse to the Company and are expected to be renewed or replaced with other facilities when they mature. The LMF Commercial facilities finance LMF Commercial loan originations and securitization activities and were secured by up to an 80% interest in the originated commercial loans financed.

Borrowings and collateral under the facilities and their prior year predecessors were as follows:

	November 30,	
(In thousands)	2022	2021
Borrowings under the residential facilities	$ 1,877,411	1,482,258
Collateral under the residential facilities	1,950,155	1,539,641
Borrowings under the LMF Commercial facilities	124,399	96,294

If the facilities are not renewed or replaced, the borrowings under the lines of credit will be repaid by selling the mortgage loans held-for-sale to investors and by collecting receivables on loans sold but not yet paid for. Without the facilities, the Financial Services segment would have to use cash from operations and other funding sources to finance its lending activities.

Substantially all of the residential loans the Financial Services segment originates are sold within a short period in the secondary mortgage market on a servicing released, non-recourse basis. After the loans are sold, the Company retains potential liability for possible claims by purchasers that it breached certain limited industry-standard representations and warranties in the loan sale agreements. Purchasers sometimes try to defray losses by purporting to have found inaccuracies related to sellers' representations and warranties in particular loan sale agreements. Mortgage investors could seek to have the Company buy back mortgage loans or compensate them for losses incurred on mortgage loans that the Company has sold based on claims that the Company breached its limited representations or warranties. The Company's mortgage operations have established accruals for possible losses associated with mortgage loans previously originated and sold to investors. The Company establishes accruals for such possible losses based upon, among other things, an analysis of repurchase requests received, an estimate of potential repurchase claims not yet received and actual past repurchases and losses through the disposition of affected loans as well as previous settlements. While the Company believes that it has adequately reserved for known losses and projected repurchase requests, given the volatility in the residential mortgage industry and the uncertainty regarding the ultimate resolution of these claims, if either actual repurchases or the losses incurred resolving those repurchases exceed the Company's expectations, additional recourse expense may be incurred. The provision for loan losses was immaterial for both the years ended November 30, 2022 and 2021. As of November 30, 2022 and 2021, loan origination liabilities were $11.8 million and $11.7 million, respectively, and included in Financial Services' liabilities in the Company's consolidated balance sheets.

LMF Commercial - loans held-for-sale

LMF Commercial originated commercial loans as follows:

(Dollars in thousands)	Years Ended November 30,	
	2022	**2021**
Originations (1)	$ **740,345**	770,107
Sold	$ **715,933**	931,023
Securitizations	**6**	6

(1)   During both years ended November 30, 2022 and 2021 all the commercial loans originated were recorded as loans held-for-sale, which are held at fair value.

Investments held-to-maturity

At November 30, 2022 and 2021, the Financial Services segment held commercial mortgage-backed securities ("CMBS"). These securities are classified as held-to-maturity based on the segment's intent and ability to hold the securities until maturity and changes in estimated cash flows are reviewed periodically to determine if an other-than-temporary impairment has occurred. Based on the segment's assessment, no impairment charges were recorded during the years ended November 30, 2022 and 2021. The Company has financing agreements to finance CMBS that have been purchased as investments by the Financial Services segment.

Details related to Financial Services' CMBS were as follows:

(Dollars in thousands)	November 30, 2022	November 30, 2021
Carrying value	$ **143,251**	157,808
Outstanding debt, net of debt issuance costs	$ **133,283**	147,474
Incurred interest rate	**3.4%**	3.4%

	November 30, 2022		
Discount rates at purchase	6%	—	84%
Coupon rates	2.0%	—	5.3%
Distribution dates	October 2027	—	December 2028
Stated maturity dates	October 2050	—	December 2051

Multifamily

The Company is actively involved, primarily through unconsolidated funds and joint ventures, in the development, construction and property management of multifamily rental properties. The Multifamily segment focuses on developing a geographically diversified portfolio of institutional quality multifamily rental properties in select U.S. markets.

The Multifamily Segment (i) manages, and owns interests in, funds that are engaged in the development of multifamily residential communities with the intention of holding the newly constructed and occupied properties as income and fee generating assets, and (ii) manages, and owns interests in, joint ventures that are engaged in the development of multifamily residential communities, in most instances with the intention of selling them when they are built and substantially occupied. Our multifamily business is a vertically integrated platform with capabilities spanning development, construction, property management, asset management, and capital markets. Revenues are generated from the sales of land, from construction activities, and management and promote fees generated from joint ventures and other gains (which includes sales of investments and buildings), less the cost of sales of land sold, expenses related to construction activities and general and administrative expenses. Operations of the Multifamily Segment also include equity in earnings (loss) from unconsolidated entities.

Lennar Other

Lennar Other primarily includes strategic investments in technology companies, primarily managed by the Company's LEN[X] subsidiary, and fund interests the Company retained when it sold the Rialto Capital Management ("Rialto") asset and investment management platform. Operations of the Lennar Other segment include operating earnings (loss) consisting of revenues generated primarily from the Company's share of carried interests in the Rialto fund investments, along with equity in earnings (loss) from the Rialto fund investments and technology investments, realized and unrealized gains (losses) from investments in equity securities and other income (expense), net from the remaining assets related to the Company's former Rialto segment.

The Company has investments in Blend Labs, Inc. ("Blend Labs"), Hippo Holdings, Inc. ("Hippo"), Opendoor, Inc. ("Opendoor"), SmartRent, Inc. ("SmartRent"), Sonder Holdings, Inc. ("Sonder") and Sunnova Energy International, Inc. ("Sunnova"), which are held at market and will therefore change depending on the value of the Company's share holdings in those entities on the last day of each quarter. All the investments are accounted for as investments in equity securities which are held at fair value and the changes in fair values are recognized through earnings. The following is a detail of Lennar Other unrealized gains (losses) from the Company's technology investments:

		Years Ended November 30,	
(In thousands)		2022	2021
Blend Labs (BLND) mark-to-market	$	(25,630)	(6,744)
Hippo (HIPO) mark-to-market		(222,447)	207,634
Opendoor (OPEN) mark-to-market		(265,276)	239,312
SmartRent (SMRT) mark-to-market		(78,177)	79,483
Sonder (SOND) mark-to-market		(2,339)	—
Sunnova (NOVA) mark-to-market		(61,225)	(8,883)
Lennar Other unrealized gains (losses) from technology investments	$	(655,094)	510,802

Doma Holdings, Inc. ("Doma"), which went public during the year ended November 30, 2021, is an investment that continues to be accounted for under the equity method due to the Company's significant ownership interest which allows the Company to exercise significant influence. As of November 30, 2022, the Company owned approximately 25% of Doma.

3. Investments in Unconsolidated Entities

Homebuilding Unconsolidated Entities

The investments in the Company's Homebuilding unconsolidated entities were as follows:

		November 30,	
(In thousands)		2022	2021
Investments in unconsolidated entities (1) (2)	$	1,173,164	972,084
Underlying equity in unconsolidated entities' net assets (1)		1,504,315	1,301,719

(1) The basis difference was primarily as a result of the Company contributing its investment in three strategic joint ventures with a higher fair value than book value for an investment in the FivePoint entity.

(2) Included in the Company's recorded investments in Homebuilding unconsolidated entities is the Company's 40% ownership of FivePoint. As of November 30, 2022 and 2021, the carrying amount of the Company's investment was $382.9 million and $381.6 million, respectively.

The Company's partners generally are unrelated homebuilders, land owners/developers and financial or other strategic partners. The unconsolidated entities follow accounting principles that are in all material respects the same as those used by the Company. The Company shares in the profits and losses of these unconsolidated entities generally in accordance with its ownership interests. In many instances, the Company is appointed as the day-to-day manager under the direction of a management committee that has shared powers among the partners of the unconsolidated entities and the Company receives management fees and/or reimbursement of expenses for performing this function. The Company and/or its partners sometimes obtain options or enter into other arrangements under which the Company can purchase portions of the land held by the unconsolidated entities. Option prices are generally negotiated prices that approximate fair value when the Company receives the options. The details of the activity was as follows:

		Years Ended November 30,		
(In thousands)		2022	2021	2020
Land sales revenues (1)	$	94,513	57,944	99,935
Management fees and reimbursement of expenses, net of deferrals		20,792	16,464	2,363

(1) The Company does not include in its Homebuilding equity in loss from unconsolidated entities its pro-rata share of unconsolidated entities' earnings resulting from land sales to its homebuilding divisions. Instead, the Company accounts for those earnings as a reduction of the cost of purchasing the land from the unconsolidated entities. This in effect defers recognition of the Company's share of the unconsolidated entities' earnings related to these sales until the Company delivers a home and title passes to a third-party homebuyer.

The total debt of the Homebuilding unconsolidated entities in which the Company has investments was $1.4 billion and $1.2 billion as of November 30, 2022 and 2021, respectively, of which the Company's maximum recourse exposure was $9.1 million and $5.3 million as of November 30, 2022 and 2021, respectively. In most instances in which the Company has guaranteed debt of an unconsolidated entity, the Company's partners have also guaranteed that debt and are required to contribute their share of the guarantee payments. In a repayment guarantee, the Company and its venture partners guarantee repayment of a portion or all of the debt in the event of default before the lender would have to exercise its rights against the collateral. The maintenance guarantees only apply if the value of the collateral (generally land and improvements) is less than a specified percentage of the loan balance. The Company would be required to make a payment under a maintenance guarantee to bring the value of the collateral above the specified percentage of the loan balance. In a completion guarantee, the Company and its venture partners have been required to give guarantees of completion to the lenders. Those completion guarantees may require that the guarantors complete the construction of the improvements for which the financing was obtained. As of November 30, 2022 and 2021, the Homebuilding segment's unconsolidated entities had non-recourse debt with completion guarantees of $333.6 million and $241.0 million, respectively.

If the Company is required to make a payment under any guarantee, the payment would generally constitute a capital contribution or loan to the Homebuilding unconsolidated entity and increase the Company's investment in the unconsolidated entity and its share of any funds the entity distributes.

As of both November 30, 2022 and 2021, the fair values of the repayment guarantees, maintenance guarantees and completion guarantees were not material. The Company believes that as of November 30, 2022, in the event it becomes legally obligated to perform under a guarantee of the obligation of a Homebuilding unconsolidated entity due to a triggering event under a guarantee, the collateral would be sufficient to repay at least a significant portion of the obligation or the Company and its partners would contribute additional capital into the venture. In certain instances, the Company has placed performance letters of credit and surety bonds with municipalities with regard to obligations of its joint ventures (see Note 4 of the Notes to Consolidated Financial Statements).

In 2021, the Company formed the Upward America Venture ("Upward America"), and is managing and participating in Upward America. Upward America is an investment fund that acquires new single-family homes in high growth markets across the United States and rents them to the people who will live in them. Upward America has raised equity commitments totaling $1.6 billion, including $350 million of equity commitments raised during the first quarter of 2022. The commitments are primarily from institutional investors, including $125 million committed by Lennar. During the year ended November 30, 2022, Lennar delivered 2,418 homes to Upward America. As of November 30, 2022 and November 30, 2021, the carrying amount of the Company's investment in Upward America was $37.7 million and $13.3 million, respectively.

Multifamily Unconsolidated Entities

The unconsolidated joint ventures in which the Multifamily segment has investments usually finance their activities with a combination of partner equity and debt financing. In connection with many of the bank loans to Multifamily unconsolidated joint ventures, the Company (or entities related to them) has been required to give guarantees of completion and cost over-runs to the lenders and partners. Those completion guarantees may require that the guarantors complete the construction of the improvements for which the financing was obtained. Additionally, the Company guarantees the construction costs of the project as construction cost over-runs would be paid by the Company. Generally, these payments would increase the Company's investment in the entities and would increase its share of funds the entities distribute after the achievement of certain thresholds. As of both November 30, 2022 and 2021, the fair value of the completion guarantees was immaterial. As of November 30, 2022 and 2021, Multifamily segment's unconsolidated entities had non-recourse debt with completion guarantees of $1.0 billion and $855.2 million, respectively.

In many instances, the Multifamily segment is appointed as the construction, development and property manager for its Multifamily unconsolidated entities and receives fees for performing this function. The Multifamily segment also provides general contractor services for construction of some of the rental properties owned by unconsolidated entities in which the Company has investments. In some situations, the Multifamily segment sells land to various joint ventures and funds. The details of the activity were as follows:

		Years Ended November 30,	
(In thousands)	**2022**	**2021**	**2020**
General contractor services, net of deferrals	$ **498,142**	549,400	400,808
General contractor costs	**478,620**	533,398	383,649
Land sales to joint ventures	**237,477**	15,105	83,944
Management fee income	**63,823**	56,573	56,253

The Multifamily segment includes Multifamily Venture Fund I ("LMV I"), Multifamily Venture Fund II LP ("LMV II") and Canada Pension Plan Investments Fund (the "Fund"), which are long-term multifamily development investment vehicles involved in the development, construction and property management of class-A multifamily assets. During the first quarter of 2022, the Multifamily segment completed the initial closing of the Fund. The Multifamily segment expects the Fund to have almost $1.0 billion in equity and Lennar's stated ownership percentage in the Fund is 4%. The Company has a $26.0 million investment in the Fund as of November 30, 2022 . Additional dollars will be committed as opportunities are identified by the Fund.

Details of LMV I and LMV II as of and during the year ended November 30, 2022 are included below:

(In thousands)		LMV I	LMV II
Lennar's carrying value of investment	$	217,099	293,831
Equity commitments		2,204,016	1,257,700
Equity commitments called		2,152,324	1,206,664
Lennar's equity commitments		504,016	381,000
Lennar's equity commitments called		499,919	365,807
Lennar's remaining commitments		4,097	15,193
Distributions to Lennar		25,576	12,555

Lennar Other Unconsolidated Entities

Lennar Other's unconsolidated entities includes fund investments the Company retained when it sold the Rialto assets and investment management platform in 2018, as well as strategic investments in technology companies and investment funds. The Company's investment in the Rialto funds and investment vehicles totaled $185.1 million and $200.6 million as of November 30, 2022 and November 30, 2021, respectively. The Company also had strategic technology investments in unconsolidated entities and investment funds of $131.5 million and $145.6 million, as of November 30, 2022 and November 30, 2021, respectively.

Condensed Financial Information of Unconsolidated Entities

Summarized condensed financial information on a combined 100% basis related to the Company's unconsolidated entities that are accounted for under the equity method was as follows:

(In thousands)		November 30, 2022		
Assets:		Homebuilding	Multifamily	Lennar Other	Total
Cash and cash equivalents	$	366,276	53,121	413,698	833,095
Loans receivable		—	—	25,045	25,045
Real estate owned		—	—	213,103	213,103
Investment securities		—	—	2,543,715	2,543,715
Investments in partnerships		—	—	165,599	165,599
Inventories		5,391,285	1,000	—	5,392,285
Operating properties and equipment		56,687	7,090,294	—	7,146,981
Other assets		1,378,156	523,152	223,821	2,125,129
	$	7,192,404	7,667,567	3,584,981	18,444,952
Liabilities and equity:					
Accounts payable and other liabilities	$	994,603	245,266	170,649	1,410,518
Debt (1)		1,383,302	4,318,774	333,317	6,035,393
Equity		4,814,499	3,103,527	3,081,015	10,999,041
	$	7,192,404	7,667,567	3,584,981	18,444,952
Investments in unconsolidated entities	$	1,173,164	648,126	316,523	2,137,813

(In thousands)		November 30, 2021		
Assets:	**Homebuilding**	**Multifamily**	**Lennar Other**	**Total**
Cash and cash equivalents	$ 460,901	25,972	430,807	917,680
Loans receivable	—	—	65,971	65,971
Real estate owned	—	—	279,200	279,200
Investment securities	—	—	2,461,788	2,461,788
Investments in partnerships	—	—	346,042	346,042
Inventories	4,666,454	—	—	4,666,454
Operating properties and equipment	44,802	6,406,500	—	6,451,302
Other assets	1,044,771	111,750	219,680	1,376,201
	$ 6,216,928	6,544,222	3,803,488	16,564,638
Liabilities and equity:				
Accounts payable and other liabilities	$ 904,078	240,928	179,879	1,324,885
Debt (1)	1,216,721	3,407,362	399,632	5,023,715
Equity	4,096,129	2,895,932	3,223,977	10,216,038
	$ 6,216,928	6,544,222	3,803,488	16,564,638
Investments in unconsolidated entities	$ 972,084	654,029	346,270	1,972,383

(1) Debt noted above is net of debt issuance costs. As of November 30, 2022 and 2021, this includes $18.4 million and $11.9 million, respectively, for Homebuilding, $26.4 million and $23.4 million, respectively, for Multifamily and an immaterial amount of debt issuance costs for Lennar Other.

(In thousands) **Statement of Operations**	**Revenues**	**Cost and expenses**	**Other income (expense), net (1)**	**Net earnings (loss) of unconsolidated entities**	**Equity in earnings (loss) from unconsolidated entities**
Years Ended:					
November 30, 2022	$ 1,747,336	1,695,272	197,056	249,120	(36,302)
November 30, 2021	1,383,266	1,448,775	187,625	122,116	48,993
November 30, 2020	1,362,686	1,221,873	(244,680)	(103,867)	(13,939)

(1) Other income (expense), net included realized and unrealized gains (losses) on investments.

4. Homebuilding Senior Notes and Other Debts Payable

	November 30,	
(Dollars in thousands)	**2022**	**2021**
4.875% senior notes due December 2023	$ **399,169**	398,345
4.500% senior notes due 2024	**648,975**	648,253
5.875% senior notes due 2024	**434,128**	438,810
4.750% senior notes due 2025	**498,892**	498,446
5.25% senior notes due 2026	**404,257**	405,497
5.00% senior notes due 2027	**351,741**	352,124
4.75% senior notes due 2027	**896,259**	895,510
4.750% senior notes due 2022	**—**	573,840
Mortgage notes on land and other debt	**413,873**	441,513
	$ **4,047,294**	4,652,338

The carrying amounts of the senior notes in the table above are net of debt issuance costs of $7.6 million and $11.0 million, as of November 30, 2022 and 2021, respectively.

In August 2022, the Company redeemed early $575 million aggregate principal amount of its 4.750% senior notes due November 2022. The redemption price, which was paid in cash, was 100% of the principal amount plus accrued but unpaid interest.

In May 2022, the Company amended the credit agreement governing its unsecured revolving credit facility (the "Credit Facility") which increased the commitment from $2.5 billion to $2.6 billion and extended the maturity to May 2027, except for $350 million which matures in April 2024.The Credit Facility has a $425 million accordion feature, subject to additional commitments, thus the maximum borrowings are $3.0 billion. The proceeds available under the Credit Facility, which are subject to specified conditions for borrowing, may be used for working capital and general corporate purposes. The credit agreement also provides that up to $500 million in commitments may be used for letters of credit. As of both November 30, 2022 and 2021, the Company had no outstanding borrowings under the Credit Facility. Under the Credit Facility agreement, the Company is required to maintain a minimum consolidated tangible net worth, a maximum leverage ratio and either a liquidity or an interest coverage ratio. These ratios are calculated per the Credit Facility agreement, which involves adjustments to GAAP financial measures. The Company believes it was in compliance with its debt covenants at November 30, 2022. In addition to the Credit Facility, the Company has other letter of credit facilities with different financial institutions.

Performance letters of credit are generally posted with regulatory bodies to guarantee the Company's performance of certain development and construction activities. Financial letters of credit are generally posted in lieu of cash deposits on option contracts, for insurance risks, credit enhancements and as other collateral. Additionally, at November 30, 2022, the Company had outstanding surety bonds including performance surety bonds related to site improvements at various projects (including certain projects of the Company's joint ventures) and financial surety bonds. Although significant development and construction activities have been completed related to these site improvements, these bonds are generally not released until all development and construction activities are completed. The Company does not presently anticipate any draws upon these bonds or letters of credit, but if any such draws occur, the Company does not believe they would have a material effect on its financial position, results of operations or cash flows.

The Company's outstanding letters of credit and surety bonds are below:

	November 30,	
(In thousands)	**2022**	**2021**
Performance letters of credit	**$ 1,259,033**	924,584
Financial letters of credit	**503,659**	425,843
Surety bonds	**4,136,715**	3,553,047
Anticipated future costs primarily for site improvements related to performance surety bonds	**2,273,694**	1,690,861

The terms of each of the Company's senior notes outstanding at November 30, 2022 were as follows:

Senior Notes Outstanding (1)	Principal Amount	Net Proceeds (2)	Price	Date Issued
(Dollars in thousands)				
4.875% senior notes due December 2023	$ 400,000	393,622	99.169%	November 2015
4.500% senior notes due 2024	650,000	644,838	100%	April 2017
5.875% senior notes due 2024	425,000	(3)	(3)	(3)
4.750% senior notes due 2025	500,000	495,528	100%	April 2015
5.25% senior notes due 2026	400,000	(3)	(3)	(3)
5.00% senior notes due 2027	350,000	(3)	(3)	(3)
4.75% senior notes due 2027	900,000	894,650	100%	November 2017

(1) Interest is payable semi-annually for each of the series of senior notes. The senior notes are unsecured and unsubordinated, but are guaranteed by substantially all of the Company's 100% owned homebuilding subsidiaries.
(2) The Company generally has historically used the net proceeds for working capital and general corporate purposes, which can include the repayment or repurchase of other outstanding senior notes.
(3) These notes were obligations of CalAtlantic when it was acquired, and were subsequently exchanged in part for notes of the Company. As part of purchase accounting, the senior notes have been recorded at their fair value as of the date of acquisition (February 12, 2018).

All of the senior notes are guaranteed by certain of the Company's 100% owned subsidiaries, which are primarily the Company's homebuilding subsidiaries. Although the guarantees are full, unconditional and joint and several while they are in effect, (i) a subsidiary will have its guarantee suspended at any time when it is not directly or indirectly guaranteeing at least $75 million of debt of Lennar Corporation (the parent company) other than senior notes, and (ii) a subsidiary will be released from its guarantee and any other obligations it may have regarding the senior notes if all or substantially all its assets, or all of its capital stock, are sold or otherwise disposed of.

At November 30, 2022, the Company had mortgage notes on land and other debt due at various dates through 2036 bearing interest at rates up to 8.0% with an average interest rate of 4.3%. At November 30, 2022 and 2021, the carrying amount of the mortgage notes on land and other debt was $413.9 million and $441.5 million, respectively. During the years ended November 30, 2022 and 2021, the Company retired $48.1 million and $195.2 million, respectively, of mortgage notes on land and other debt.

The minimum aggregate principal maturities of Homebuilding senior notes and other debts payable during the five years subsequent to November 30, 2022 and thereafter are as follows:

(In thousands)	Debt Maturities
2023	$ 223,130
2024	1,537,367
2025	566,124
2026	404,486
2027	1,265,349
Thereafter	42,415

The Company expects to pay its near-term maturities as they come due through cash generated from operations, the issuance of additional debt or equity offerings as well as borrowings under the Company's Credit Facility.

5. Income Taxes

The provision for income taxes consisted of the following:

	Years Ended November 30,		
(In thousands)	**2022**	**2021**	**2020**
Current:			
Federal	$ **1,282,037**	924,474	428,907
State	**330,681**	245,941	135,246
	$ **1,612,718**	1,170,415	564,153
Deferred:			
Federal	$ **(193,667)**	149,349	59,065
State	**(52,986)**	42,745	33,017
	(246,653)	192,094	92,082
	$ **1,366,065**	1,362,509	656,235

A reconciliation of the statutory rate and the effective tax rate was as follows:

	Percentage of Pretax Income		
	2022	**2021**	**2020**
Statutory rate	**21.00%**	21.00%	21.00%
State income taxes, net of federal income tax benefit	**4.52**	4.03	4.00
Tax credits (1) (2)	**(2.16)**	(1.73)	(4.46)
Nondeductible compensation	**—**	0.49	0.57
Tax reserves and interest expense, net (3)	**(0.83)**	0.03	—
Deferred tax asset valuation allowance, net	**—**	(0.01)	—
Other	**0.31**	(0.29)	(0.09)
Effective rate	**22.84%**	23.52%	21.02%

(1) During fiscal year 2022, Congress enacted the Inflation Reduction Act which included a retroactive extension of the new energy efficient home tax credit through 2032.
(2) During fiscal year 2020, Congress extended the new energy efficient home tax credit for homes delivered from 2018 to 2021, with retroactive effect for 2018 and 2019.
(3) Includes a $50.2 million benefit related to the resolution of an uncertain tax position during fiscal year 2022.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of significant temporary differences that give rise to the net deferred tax assets were as follows:

	November 30,	
(In thousands)	2022	2021
Deferred tax assets:		
Inventory valuation adjustments	$ 83,330	94,624
Reserves and accruals	199,451	187,466
Net operating loss carryforwards	61,741	74,902
Capitalized expenses	241,887	174,405
Investments in unconsolidated entities	16,311	48,913
Employee stock incentive plan	37,573	37,813
Other assets	82,673	49,828
Total deferred tax assets	722,966	667,951
Valuation allowance	(2,903)	(2,693)
Total deferred tax assets after valuation allowance	720,063	665,258
Deferred tax liabilities:		
Capitalized expenses	177,726	187,332
Deferred income	253,659	272,827
Unrealized gains on investments in equity securities	—	164,534
Other liabilities	46,270	44,810
Total deferred tax liabilities	477,655	669,503
Net deferred tax assets (liabilities)	$ 242,408	(4,245)

The detail of the Company's net deferred tax assets (liabilities) was as follows:

	November 30,	
(In thousands)	2022	2021
Net deferred tax assets (liabilities): (1)		
Homebuilding	$ 154,143	84,198
Financial Services	15,376	(1,431)
Multifamily	26,675	64,247
Lennar Other	46,214	(151,259)
Net deferred tax assets (liabilities)	$ 242,408	(4,245)

(1) Net deferred tax assets and net deferred tax liabilities detailed above are included within other assets and other liabilities in the respective segments.

A reduction of the carrying amounts of deferred tax assets by a valuation allowance is required if, based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed each reporting period by the Company based on the consideration of all available positive and negative evidence using a "more-likely-than-not" standard with respect to whether deferred tax assets will be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, actual earnings, forecasts of future profitability, the duration of statutory carryforward periods, the Company's experience with loss carryforwards not expiring unused and tax planning alternatives.

	November 30,	
(In thousands)	2022	2021
Valuation allowance (1)	$ (2,903)	(2,693)
Federal tax effected NOL carryforwards (2)	29,672	32,968
State tax effected NOL carryforwards (3)	32,069	41,935

(1) As of November 30, 2022 and 2021, the deferred tax assets included valuation allowances primarily related to state net operating loss ("NOL") carryforwards that are not more likely than not to be utilized due to an inability to carry back these losses in most states and short carryforward periods that exist in certain states.

(2) At November 30, 2022 and 2021, the Company had federal tax effected NOL carryforwards that may be carried forward to offset future taxable income and begin to expire in 2029.

(3) At November 30, 2022 and 2021, the Company had state tax effected NOL carryforwards that may be carried forward from 10 to 20 years or indefinitely, depending on the tax jurisdiction, with certain losses expiring between 2022 and 2039.

The following table summarizes the changes in gross unrecognized tax benefits:

	Years Ended November 30,		
(In thousands)	2022	2021	2020
Gross unrecognized tax benefits, beginning of year	$ 12,285	12,285	12,856
Lapse of statute of limitations	—	—	(349)
Decreases due to settlements with tax authorities	(12,285)	—	(222)
Gross unrecognized tax benefits, end of year	$ —	12,285	12,285

The following summarizes the changes in interest and penalties accrued with respect to gross unrecognized tax benefits:

	November 30,	
(In thousands)	2022	2021
Accrued interest and penalties, beginning of the year	$ 59,937	57,764
Accrual of interest and penalties (primarily related to state audits)	—	2,173
Reduction of interest and penalties	(59,937)	—
Accrued interest and penalties, end of the year	$ —	59,937

The IRS is currently examining the Company's federal income tax returns for fiscal year 2021, and certain state taxing authorities are examining various fiscal years. The final outcome of these examinations is not yet determinable. The statute of limitations for the Company's major tax jurisdictions remains open for examination for fiscal year 2015 and subsequent years. The Company participates in an IRS examination program, Compliance Assurance Process, "CAP". This program operates as a contemporaneous exam throughout the year in order to keep exam cycles current and achieve a higher level of compliance.

6. Earnings Per Share

Basic and diluted earnings per share were calculated as follows:

	Years Ended November 30,		
(In thousands, except per share amounts)	**2022**	**2021**	**2020**
Numerator:			
Net earnings attributable to Lennar	**$ 4,614,125**	4,430,111	2,465,036
Less: distributed earnings allocated to nonvested shares	**4,471**	2,690	1,658
Less: undistributed earnings allocated to nonvested shares	**47,509**	50,229	26,731
Numerator for basic earnings per share	**4,562,145**	4,377,192	2,436,647
Less: net amount attributable to noncontrolling interests in Rialto's Carried Interest Incentive Plan (1)	**4,919**	2,907	8,971
Numerator for diluted earnings per share	**$ 4,557,226**	4,374,285	2,427,676
Denominator:			
Denominator for basic earnings per share - weighted average common shares outstanding	**289,824**	306,612	309,406
Effect of dilutive securities:			
Share-based payments	**—**	—	1
Denominator for diluted earnings per share - weighted average common shares outstanding	**289,824**	306,612	309,407
Basic earnings per share	**$ 15.74**	14.28	7.88
Diluted earnings per share	**$ 15.72**	14.27	7.85

(1) The amounts above relate to Rialto's Carried Interest Incentive Plan and represent the difference between the advanced tax distributions received by the Lennar Other segment and the amount Lennar, as the parent company, is assumed to own.

For the years ended November 30, 2022, 2021 and 2020, there were no options to purchase shares of common stock that were outstanding and anti-dilutive.

7. Financial Instruments and Fair Value Disclosures

The following table presents the carrying amounts and estimated fair values of financial instruments held or issued by the Company at November 30, 2022 and 2021, using available market information and what the Company believes to be appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value. The use of different market assumptions and/or estimation methodologies might have a material effect on the estimated fair value amounts. The table excludes cash and cash equivalents, restricted cash, receivables, net, and accounts payable, all of which had fair values approximating their carrying amounts due to the short maturities and liquidity of these instruments.

		November 30,			
		2022		**2021**	
(In thousands)	**Fair Value Hierarchy**	**Carrying Amount**	**Fair Value**	**Carrying Amount**	**Fair Value**
ASSETS					
Financial Services:					
Loans held-for-investment, net	Level 3	**$ 45,636**	**45,647**	44,582	44,594
Investments held-to-maturity	Level 3	**143,251**	**143,208**	157,808	184,495
LIABILITIES					
Homebuilding senior notes and other debts payable, net	Level 2	**$ 4,047,294**	**3,993,242**	4,652,338	5,046,721
Financial Services notes and other debts payable, net	Level 2	**2,135,093**	**2,135,797**	1,726,026	1,726,860
Multifamily notes payable, net	Level 2	**16,749**	**16,749**	—	—

The following methods and assumptions are used by the Company in estimating fair values:

Financial Services—The fair values above are based on quoted market prices, if available. The fair values for instruments that do not have quoted market prices are estimated by the Company on the basis of discounted cash flows or other financial information. For notes and other debts payable, the fair values approximate their carrying value due to variable interest pricing terms and the short-term nature of the majority of the borrowings.

Homebuilding—For senior notes and other debts payable, the fair value of fixed-rate borrowings is primarily based on quoted market prices and the fair value of variable-rate borrowings is based on expected future cash flows calculated using current market forward rates.

Multifamily—For notes payable, the fair values approximate their carrying value due to variable interest pricing terms and the short-term nature of the borrowings.

Fair Value Measurements

GAAP provides a framework for measuring fair value, expands disclosures about fair value measurements and establishes a fair value hierarchy which prioritizes the inputs used in measuring fair value summarized as follows:

Level 1: Fair value determined based on quoted prices in active markets for identical assets.
Level 2: Fair value determined using significant other observable inputs.
Level 3: Fair value determined using significant unobservable inputs.

The Company's financial instruments measured at fair value on a recurring basis are summarized below:

		Fair Value at November 30,	
(In thousands)	Fair Value Hierarchy	2022	2021
Financial Services Assets:			
Residential loans held-for-sale	Level 2	$ 1,750,712	1,636,283
LMF Commercial loans held-for-sale	Level 3	25,599	68
Mortgage servicing rights	Level 3	3,463	2,492
Forward options	Level 1	9,473	—
Lennar Other:			
Investments in equity securities	Level 1	212,981	906,539
Investments available-for-sale	Level 3	35,482	41,654

Residential and LMF Commercial loans held-for-sale in the table above include:

	November 30,			
	2022		2021	
(In thousands)	Aggregate Principal Balance	Change in Fair Value	Aggregate Principal Balance	Change in Fair Value
Residential loans held-for-sale	$ 1,734,480	16,233	1,586,764	49,519
LMF Commercial loans held-for-sale	24,000	1,599	—	68

The estimated fair values of the Company's financial instruments have been determined by using available market information and what the Company believes to be appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value. The use of different market assumptions and/or estimation methodologies might have a material effect on the estimated fair value amounts. The following methods and assumptions are used by the Company in estimating fair values:

Financial Services residential loans held-for-sale—Fair value is based on independent quoted market prices, where available, or the prices for other mortgage whole loans with similar characteristics. The Company recognizes the fair value of its rights to service a mortgage loan as revenue upon entering into an interest rate lock loan commitment with a borrower. The fair value of these are included in Financial Services' loans held-for-sale as of November 30, 2022 and 2021. Fair value of servicing rights is determined based on actual sales of servicing rights on loans with similar characteristics.

LMF Commercial loans held-for-sale—The fair value of loans held-for-sale is calculated from model-based techniques that use discounted cash flow assumptions and the Company's own estimates of CMBS spreads, market interest rate movements and the underlying loan credit quality. Loan values are calculated by allocating the change in value of an assumed CMBS capital structure to each loan. The value of an assumed CMBS capital structure is calculated, generally, by discounting the cash flows associated with each CMBS class at market interest rates and at the Company's own estimate of CMBS spreads. The Company estimates CMBS spreads by observing the pricing of recent CMBS offerings, secondary CMBS markets, changes in the CMBX index, and general capital and commercial real estate market conditions. Considerations in estimating CMBS spreads include comparing the Company's current loan portfolio with comparable CMBS offerings containing loans with similar duration, credit quality and collateral composition. These methods use unobservable inputs in estimating a discount rate that is used to assign a value to each loan. While the cash payments on the loans are contractual, the discount rate used and assumptions regarding the relative size of each class in the CMBS capital structure can significantly impact the valuation. Therefore, the estimates used could differ materially from the fair value determined when the loans are sold to a securitization trust.

Mortgage servicing rights—Financial Services records mortgage servicing rights when it sells loans on a servicing-retained basis or through the acquisition or assumption of the right to service a financial asset. The fair value of the mortgage servicing rights is calculated using third-party valuations. The key assumptions, which are generally unobservable inputs, used in the valuation of the mortgage servicing rights include mortgage prepayment rates, discount rates and delinquency rates and are noted below:

Unobservable inputs	November 30, 2022
Mortgage prepayment rate	8%
Discount rate	13%
Delinquency rate	7%

Forward options - Fair value of forward options is based on independent quoted market prices for similar financial instruments. The fair value of these are included in Financial Services' other assets and the Company recognizes the changes in the fair value of the premium paid as Financial Services' Revenue.

Lennar Other investments in equity securities - The fair value of investments in equity securities was calculated based on independent quoted market prices. The Company's investments in equity securities were recorded at fair value with all changes in fair value recorded to Lennar Other unrealized gain (loss) from technology investments on the Company's consolidated statements of operations and comprehensive income (loss).

Lennar Other investments available-for-sale—The fair value of investments available-for-sale is calculated from model-based techniques that use discounted cash flow assumptions and the Company's own estimates of CMBS spreads, market interest rate movements and the underlying loan credit quality. Loan values are calculated by allocating the change in value of an assumed CMBS capital structure to each loan. The value of an assumed CMBS capital structure is calculated, generally, by discounting the cash flows associated with each CMBS class at market interest rates and at the Company's own estimate of CMBS spreads.

The changes in fair values for Level 1 and Level 2 financial instruments measured on a recurring basis are shown below by financial instrument and financial statement line item:

(In thousands)	Years Ended November 30,		
	2022	2021	2020
Changes in fair value included in Financial Services revenues:			
Loans held-for-sale	$ (33,287)	(14,449)	21,765
Mortgage loan commitments	43,695	(8,302)	12,774
Forward contracts	(48,790)	11,513	(9,805)
Forward options	(142)	—	—
Changes in fair value included in Lennar Other unrealized gain (loss) from technology investments:			
Investments in equity securities	$ (655,094)	510,802	—
Changes in fair value included in other comprehensive income (loss), net of tax:			
Lennar Other investments available-for-sale	$ 1,464	(536)	(805)

Interest on Financial Services loans held-for-sale and LMF Commercial loans held-for-sale measured at fair value is calculated based on the interest rate of the loans and recorded as revenues in the Financial Services' statement of operations.

The following table represents the reconciliation of the beginning and ending balance for the Level 3 recurring fair value measurements in the Company's Financial Services segment:

| | Years Ended November 30, | | | |
| | 2022 | | 2021 | |
(In thousands)	Mortgage servicing rights	LMF Commercial loans held-for-sale	Mortgage servicing rights	LMF Commercial loans held-for-sale
Beginning of year	$ 2,492	68	2,113	193,588
Purchases/loan originations	353	740,345	584	774,905
Sales/loan originations sold, including those not settled	—	(715,933)	—	(931,023)
Disposals/settlements (1)	(404)	—	(1,365)	(35,837)
Changes in fair value (2)	1,022	1,599	1,160	(388)
Interest and principal paydowns	—	(480)	—	(1,177)
End of year	$ 3,463	25,599	2,492	68

(1)   The year ended November 30, 2021 includes $28.5 million of loans sold/paid outside of LMF Commercial's six securitizations and $7.3 million of loans converted to loans held-for-investment.

(2)   Changes in fair value for LMF Commercial loans held-for-sale and Financial Services mortgage servicing rights are included in Financial Services' revenues.

The Company's assets measured at fair value on a nonrecurring basis are those assets for which the Company has recorded valuation adjustments and write-offs. The fair values included in the tables below represent only those assets whose carrying values were adjusted to fair value during the respective periods disclosed. The assets measured at fair value on a nonrecurring basis are summarized below:

| | | Years Ended November 30, | | | | | | | | |
| | | 2022 | | | 2021 | | | 2020 | | |
(In thousands)	Fair Value Hierarchy	Carrying Value	Fair Value	Total Losses, Net (1)	Carrying Value	Fair Value	Total Losses, Net (1)	Carrying Value	Fair Value	Total Losses, Net (1)
Non-financial assets										
Homebuilding:										
Finished homes and construction in progress (2)	Level 3	$347,300	295,663	(51,637)	32,364	16,342	(16,022)	176,637	148,684	(27,953)
Land and land under development (2)	Level 3	183,737	126,135	(57,602)	35,775	26,841	(8,934)	182,137	92,355	(89,782)
Other assets (2)	Level 3	—	—	—	12,764	12,024	(740)	—	—	—
Investments in unconsolidated entities (2)	Level 3	1,454	—	(1,454)	—	—	—	—	—	—

(1)   Represents losses due to valuation adjustments and deposit and acore write-offs recorded during the year.

(2)   Valuation adjustments for finished homes and construction in progress, and land and land under development were included in Homebuilding costs and expenses. During the year ended November 30, 2022, total losses, net, for land and land underdevelopment included $47.9 million of deposit and pre-acquisition cost write-offs. Valuation adjustments related to investments in unconsolidated entities were included in equity in earnings (loss) from unconsolidated entities and/or Homebuilding other income (expense), net in the Company's consolidated statements of operations and comprehensive income for the years ended November 30, 2022, 2021 and 2020.

See Note 1 for a detailed description of the Company's process for identifying and recording valuation adjustments related to Homebuilding inventory.

8. Variable Interest Entities

The Company evaluated the joint venture ("JV") agreements of its JV's that were formed or that had reconsideration events, such as changes in the governing documents or to debt arrangements during the year ended November 30, 2022 and based on the Company's evaluation, there were six entities that were consolidated and had a total combined assets of $134.8 million and an immaterial amount of liabilities. During the year ended November 30, 2022, there were four VIEs that deconsolidated that had total assets of $244.3 million and liabilities of $74.2 million.

The carrying amount of the Company's consolidated VIE's assets and non-recourse liabilities are disclosed in the footnote to the consolidated balance sheets.

A VIE's assets can only be used to settle obligations of that VIE. The VIEs are not guarantors of the Company's senior notes or other debts payable. The assets held by a VIE usually are collateral for that VIE's debt. The Company and other partners do not generally have an obligation to make capital contributions to a VIE unless the Company and/or the other partner(s) have entered into debt guarantees with the VIE's lenders. Other than debt guarantee agreements with the VIE's lenders, there are no liquidity arrangements or agreements to fund capital or purchase assets that could require the Company to provide financial support to a VIE. While the Company has option contracts to purchase land from certain of its VIEs, the Company is not required to purchase the assets and could walk away from the contracts.

Unconsolidated VIEs

The Company's recorded investments in VIEs that are unconsolidated and its estimated maximum exposure to loss were as follows:

| | November 30, | | | |
| | 2022 | | 2021 | |
(In thousands)	Investments in Unconsolidated VIEs	Lennar's Maximum Exposure to Loss	Investments in Unconsolidated VIEs	Lennar's Maximum Exposure to Loss
Homebuilding (1)	$ 586,935	718,719	107,323	301,619
Multifamily (2)	607,484	633,934	579,388	611,937
Financial Services (3)	143,251	143,251	157,808	157,808
Lennar Other (4)	55,952	55,952	12,680	12,680
	$ 1,393,622	1,551,856	857,199	1,084,044

(1) As of November 30, 2022 and 2021, the maximum exposure to loss of Homebuilding's investments in unconsolidated VIEs was limited to its investments in unconsolidated VIEs, except with regard to the Company's remaining $77.3 million and $106.1 million, respectively, commitment to fund capital in Upward America, and $52.7 million and $87.9 million, respectively, of receivables relating to a short-term loan and management fee owed to the Company by Upward America.
(2) As of November 30, 2022 and 2021, the maximum exposure to loss of Multifamily's investments in unconsolidated VIEs was primarily limited to its investments in the unconsolidated VIEs. The maximum exposure for LMV I and LMV II in addition to the investment also included to the remaining combined equity commitment of $19.3 million and $23.1 million as of November 30, 2022 and 2021, respectively, for future expenditures related to the construction and development of its projects.
(3) As of both November 30, 2022 and 2021, the maximum exposure to loss of the Financial Services segment was limited to its investment in the unconsolidated VIEs and related to the Financial Services' CMBS investments held-to-maturity.
(4) At November 30, 2022, the maximum recourse exposure to loss of the Lennar Other segment was limited to its investments in the unconsolidated VIEs.

The Company and its JV partners generally fund JVs as needed and in accordance with business plans to allow the entities to finance their activities. Because such JVs are expected to make future capital calls in order to continue to finance their activities, the entities are determined to be VIEs as of November 30, 2022 in accordance with ASC 810 due to insufficient equity at risk. While these entities are VIEs, the Company has determined that the power to direct the activities of the VIEs that most significantly impact the VIEs' economic performance is generally shared and the Company and its partners are not de-facto agents. While the Company generally manages the day-to-day operations of the VIEs, each of these VIEs has an executive committee made up of representatives from each partner. The members of the executive committee have equal votes and major decisions require unanimous consent and approval from all members. The Company does not have the unilateral ability to exercise participating voting rights without partner consent.

There are no liquidity arrangements or agreements to fund capital or purchase assets that could require the Company to provide financial support to the VIEs. Except for the unconsolidated VIEs discussed above, the Company and the other partners did not guarantee any debt of the other unconsolidated VIEs. While the Company has option contracts to purchase land from certain of its unconsolidated VIEs, the Company is not required to purchase the assets and could walk away from the contracts.

Option Contracts

The Company has access to land through option contracts, which generally enable it to control portions of properties owned by third parties (including land funds) and unconsolidated entities until the Company has determined whether to exercise the options.

The Company evaluates all option contracts for land to determine whether they are VIEs and, if so, whether the Company is the primary beneficiary of certain of these option contracts. Although the Company does not have legal title to the optioned land, if the Company is deemed to be the primary beneficiary or makes a significant deposit for optioned land, it may need to consolidate the land under option at the purchase price of the optioned land.

The Company's exposure to losses on its option contracts with third parties and unconsolidated entities were as follows:

	November 30,	
(In thousands)	**2022**	**2021**
Non-refundable option deposits and pre-acquisition costs	**$ 1,990,946**	1,228,057
Letters of credit in lieu of cash deposits under certain land and option contracts	**163,942**	175,937

9. Commitments and Contingent Liabilities

The Company is party to various claims, legal actions and complaints arising in the ordinary course of business. In the opinion of management, the disposition of these matters will not have a material adverse effect on the Company's consolidated financial statements. From time to time, the Company is also a party to various lawsuits involving purchases and sales of real property. These lawsuits often include claims regarding representations and warranties made in connection with the transfer of properties and disputes regarding the obligation to purchase or sell properties.

The Company does not believe that the ultimate resolution of these claims or lawsuits will have a material adverse effect on its business or financial position. However, the financial effect of litigation concerning purchases and sales of property may depend upon the value of the subject property, which may have changed from the time the agreement for purchase or sale was entered into.

The Company is subject to the usual obligations associated with entering into contracts (including option contracts) for the purchase, development and sale of real estate, which it does in the routine conduct of its business. Option contracts generally enable the Company to control portions of properties owned by third parties (including land funds) and unconsolidated entities until the Company determines whether to exercise the option. The use of option contracts allows the Company to reduce the financial risks associated with long-term land holdings. At November 30, 2022, the Company had $2.0 billion of non-refundable option deposits and pre-acquisition costs related to certain of these homesites, which were included in inventories in the consolidated balance sheet.

Leases

The Company has entered into agreements to lease certain office facilities and equipment under operating leases. The Company recognizes lease expense for these leases on a straight-line basis over the lease term. Right-of-use ("ROU") assets and lease liabilities are recorded on the balance sheet for all leases, except leases with an initial term of 12 months or less. Many of the Company's leases include options to renew. The exercise of lease renewal options is at the Company's option and therefore renewal option payments have not been included in the ROU assets or lease liabilities. The following table includes additional information about the Company's leases:

(Dollars in thousands)	**November 30, 2022**
Right-of-use assets	$ 149,966
Lease liabilities	$ 158,832
Weighted-average remaining lease term (in years)	7.9
Weighted-average discount rate	3.0%

The Company has entered into agreements to lease certain office facilities and equipment under operating leases. Future minimum payments under the noncancellable leases in effect at November 30, 2022 were as follows:

(In thousands)	Lease Payments
2023	$ 34,167
2024	28,672
2025	24,049
2026	18,753
2027 and thereafter	73,036
Total future minimum lease payments (1)	$ 178,677
Less: Interest (2)	19,845
Present value of lease liabilities (2)	$ 158,832

(1) Future minimum lease payments exclude variable lease costs and short-term lease costs, which were $23.0 million and $2.7 million, respectively.

(2) The Company's leases do not include a readily determinable implicit rate. As such, the Company has estimated the discount rate for these leases to determine the present value of lease payments at the lease commencement date or as of December 1, 2019, which was the effective date of ASU 2016-02. As of November 30, 2022, the Company recognized the lease liabilities on its consolidated balance sheets within accounts payable and other liabilities of the respective segments.

The Company's rental expense was as follows:

	Years Ended November 30,		
(In thousands)	2022	2021	2020
Rental expense	$ 105,414	84,991	82,090

On occasion, the Company may sublease rented space which is no longer used for the Company's operations. For the years ended November 30, 2022 and 2021, the Company had an immaterial amount of sublease income.

The Company is committed, under various letters of credit, to perform certain development and construction activities and provide certain guarantees in the normal course of business. Outstanding letters of credit under these arrangements totaled $1.8 billion at November 30, 2022. Additionally, at November 30, 2022, the Company had outstanding surety bonds of $4.1 billion including performance surety bonds related to site improvements at various projects (including certain projects in the Company's joint ventures) and financial surety bonds. Although significant development and construction activities have been completed related to these site improvements, these bonds are generally not released until all development and construction activities are completed. As of November 30, 2022, there were approximately $2.3 billion, or 55%, of anticipated future costs to complete related to these site improvements. The Company does not presently anticipate any draws upon these bonds that would have a material effect on its consolidated financial statements.

Substantially all of the loans the Financial Services segment originates are sold within a short period in the secondary mortgage market on a servicing released, non-recourse basis. After the loans are sold, the Company retains potential liability for possible claims by purchasers that it breached certain limited industry-standard representations and warranties in the loan sale agreements. Since the 2008 housing downturn, there has been an industry-wide effort by purchasers to defray their losses by purporting to have found inaccuracies related to sellers' representations and warranties in particular loan sale agreements. Mortgage investors or others could seek to have the Company buy back mortgage loans or compensate them for losses incurred on mortgage loans that the Company has sold based on claims that the Company breached its limited representations or warranties. The Company's mortgage operations have established accruals for possible losses associated with mortgage loans previously originated and sold to investors. The Company establishes accruals for such possible losses based upon, among other things, an analysis of repurchase requests received, an estimate of potential repurchase claims not yet received and actual past repurchases and losses through the disposition of affected loans as well as previous settlements. While the Company believes that it has adequately reserved for known losses and projected repurchase requests, given the volatility in the mortgage industry and the uncertainty regarding the ultimate resolution of these claims, if either actual repurchases or the losses incurred resolving those repurchases exceed the Company's expectations, additional recourse expense may be incurred. Loan origination liabilities are included in Financial Services' liabilities in the Company's consolidated balance sheets.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Each of our Co-Chief Executive Officers and Co-Presidents ("Co-CEOs") and Chief Financial Officer participated in an evaluation by our management of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on their participation in that evaluation, our Co-CEOs and CFO concluded that our disclosure controls and procedures were effective as of November 30, 2022 to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and to ensure that information required to be disclosed in our reports filed or furnished under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including both of our Co-CEOs and CFO, as appropriate to allow timely decisions regarding required disclosures.

Both of our Co-CEOs and CFO also participated in an evaluation by our management of any changes in our internal control over financial reporting that occurred during the quarter ended November 30, 2022. That evaluation did not identify any changes that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm obtained from Deloitte & Touche LLP relating to the effectiveness of Lennar Corporation's internal control over financial reporting are included elsewhere in this document.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including both of our Co-CEOs and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control—Integrated Framework* (2013)*,* our management concluded that our internal control over financial reporting was effective as of November 30, 2022. The effectiveness of our internal control over financial reporting as of November 30, 2022 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their attestation report which is included herein.

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Lennar Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Lennar Corporation and subsidiaries (the "Company") as of November 30, 2022, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of November 30, 2022, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended November 30, 2022, of the Company and our report dated January 26, 2023 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Deloitte & Touche LLP

Miami, Florida
January 26, 2023

Item 9B. Other Information.

Not applicable.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this item for executive officers is set forth under the heading "Executive Officers of Lennar Corporation" in Part I. We have adopted a Code of Business Conduct and Ethics that applies to each of our Co-Chief Executive Officers and Co-Presidents, our Chief Financial Officer and our Chief Accounting Officer. The Code of Business Conduct and Ethics is located on our internet web site at www.lennar.com under "Investor Relations – Governance." We intend to provide disclosure of any amendments or waivers of our Code of Business Conduct and Ethics on our website within four business days following the date of the amendment or waiver. The other information called for by this item is incorporated by reference to our definitive proxy statement, which will be filed with the Securities and Exchange Commission not later than March 30, 2023 (120 days after the end of our fiscal year).

Item 11. Executive Compensation.

The information required by this item is incorporated by reference to our definitive proxy statement, which will be filed with the Securities and Exchange Commission not later than March 30, 2023 (120 days after the end of our fiscal year).

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item is incorporated by reference to our definitive proxy statement, which will be filed with the Securities and Exchange Commission not later than March 30, 2023 (120 days after the end of our fiscal year), except for the information required by Item 201(d) of Regulation S-K, which is provided below.

The following table summarizes our equity compensation plans as of November 30, 2022:

Plan category	Number of shares to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights	Number of shares remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a)) (1)
Equity compensation plans approved by stockholders	162,338	$ 100.00	13,438,078
Equity compensation plans not approved by stockholders	—	—	—
Total	162,338	$ 100.00	13,438,078

(1)   Both shares of Class A and Class B common stock may be issued.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is incorporated by reference to our definitive proxy statement, which will be filed with the Securities and Exchange Commission not later than March 30, 2023 (120 days after the end of our fiscal year).

Item 14. Principal Accountant Fees and Services.

The information required by this item is incorporated by reference to our definitive proxy statement, which will be filed with the Securities and Exchange Commission not later than March 30, 2023 (120 days after the end of our fiscal year).

Item 15. Exhibit and Financial Statement Schedules.

(a) Documents filed as part of this Report.

1.   The following financial statements are contained in Item 8:

Financial Statements	Page in this Report
Report of Independent Registered Public Accounting Firm (PCAOB ID No. 34)	46
Consolidated Balance Sheets as of November 30, 2022 and 2021	48
Consolidated Statements of Operations and Comprehensive Income (Loss) for the Years Ended November 30, 2022, 2021 and 2020	50
Consolidated Statements of Equity for the Years Ended November 30, 2022, 2021 and 2020	51
Consolidated Statements of Cash Flows for the Years Ended November 30, 2022, 2021 and 2020	52
Notes to Consolidated Financial Statements	54

2.   The following financial statement schedule is included in this Report:

Financial Statement Schedule	Page in this Report
Schedule II—Valuation and Qualifying Accounts	94

Information required by other schedules has either been incorporated in the consolidated financial statements and accompanying notes or is not applicable to us.

3.   The following exhibits are filed with this Report or incorporated by reference:

3.1   Restated Certificate of Incorporation of the Company, dated January 14, 2015, as amended by the Certificate of Amendment to Restated Certificate of Incorporation of the Company, dated February 12, 2018 - Incorporated by reference to Exhibit 3.1 of the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2019.

3.2   Bylaws of the Company, as amended effective September 28, 2022 - Incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K, dated September 28, 2022.

4.1   Description of Capital Stock - Incorporated by reference to Exhibit 4.1 of the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2019.

4.2   Indenture, dated as of December 31, 1997, between Lennar Corporation and Bank One Trust Company, N.A., as trustee - Incorporated by reference to Exhibit 4 of the Company's Registration Statement on Form S-3, Registration No. 333-45527, filed with the Commission on February 3, 1998.

4.3   Tenth Supplemental Indenture, dated as of April 28, 2015, among Lennar Corporation, each of the guarantors identified therein and The Bank of New York Mellon, as trustee, including the form of 4.750% Senior Notes due 2025 - Incorporated by reference to Exhibit 4.14 of the Company's Current Report on Form 8-K, dated April 28, 2015.

4.4   Eleventh Supplemental Indenture, dated as of November 5, 2015, among Lennar Corporation, each of the guarantors identified therein and The Bank of New York Mellon, as trustee, including the form of 4.875% Senior Notes due 2023 - Incorporated by reference to Exhibit 4.15 of the Company's Current Report on Form 8-K, dated November 5, 2015.

4.5   Fourteenth Supplemental Indenture, dated as of April 28, 2017, among Lennar Corporation, each of the guarantors identified therein and The Bank of New York Mellon, as trustee, including the form of 4.50% Senior Notes due 2024 - Incorporated by reference to Exhibit 4.18 of the Company's Current Report on Form 8-K, dated April 28, 2017.

4.6   Indenture, dated as of November 29, 2017, among Lennar Corporation, each of the guarantors identified therein and The Bank of New York Mellon, as trustee, including the form of 2.95% Senior Notes due 2020 and the form of 4.75% Senior Notes due 2027- Incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, dated November 29, 2017.

4.7	Indenture, dated as of February 20, 2018, among Lennar Corporation, each of the guarantors identified therein and The Bank of New York Mellon, as trustee, governing the 5.875% Senior Notes due November 15, 2024 (including the forms of 5.875% Senior Notes due November 15, 2024) - Incorporated by reference to Exhibit 4.6 of the Company's Current Report on Form 8-K, dated February 16, 2018.
4.8	Indenture, dated as of February 20, 2018, among Lennar Corporation, each of the guarantors identified therein and The Bank of New York Mellon, as trustee, governing the 5.25% Senior Notes due June 1, 2026 (including the forms of 5.25% Senior Notes due June 1, 2026) - Incorporated by reference to Exhibit 4.7 of the Company's Current Report on Form 8-K, dated February 16, 2018.
4.9	Indenture, dated as of February 20, 2018, among Lennar Corporation, each of the guarantors identified therein and The Bank of New York Mellon, as trustee, governing the 5.00% Senior Notes due June 15, 2027 (including the forms of 5.00% Senior Notes due June 15, 2027) - Incorporated by reference to Exhibit 4.8 of the Company's Current Report on Form 8-K, dated February 16, 2018.
10.1*	Lennar Corporation 2016 Equity Incentive Plan (Amended and Restated Effective January 12, 2022) - Incorporated by reference to Exhibit A to the Registrant's Definitive Proxy Statement on Schedule 14A, filed with the Commission on March 1, 2022.
10.2*	Lennar Corporation 2016 Incentive Compensation Plan, as Amended and Restated effective January 12, 2022 - Incorporated by reference to Exhibit 10.2 of the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2021.
10.3	Eighth Amended and Restated Credit Agreement, dated as of May 23, 2022, among Lennar Corporation, as borrower, JPMorgan Chase Bank, N.A., as issuing lender and administrative agent, the several lenders from time to time parties thereto, and the other parties and agents thereto - Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, dated May 23, 2022.
10.4	Eighth Amended and Restated Guarantee Agreement, dated as of May 23, 2022, among certain of Lennar Corporation's subsidiaries in favor of guaranteed parties referred to therein - Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K, dated May 23, 2022.
10.5	Form of Aircraft Time Sharing Agreement, dated February 12, 2015, between U.S. Home Corporation and Lessee - Incorporated by reference to Exhibit 10.19 of the Company's Current Report on Form 8-K, dated February 12, 2015.
10.6*	Form of 2020 Award Agreement under the Company's 2016 Equity Incentive Plan for Mr. Miller, Mr. Beckwitt, Mr. Jaffe, Ms. Bessette and Mr. McCall - Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K, dated February 28, 2020.
10.7	Master Agreement, dated October 8, 2020, between AG Essential Housing Company 1, L.P. and Essential Housing Financing, LLC - Incorporated by reference to Exhibit 10.12 of the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2020.
10.8*	Form of 2021 Award Agreement under the Company's 2016 Equity Incentive Plan for Mr. Miller, Mr. Beckwitt, Mr. Jaffe, Ms. Bessette and Mr. McCall - Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K, dated February 26, 2021.
10.9*	2022 Award Agreements under the Company's 2016 Incentive Compensation Plan, as amended, for Mr. Miller, Mr. Beckwitt, Mr. Jaffe, Ms. Bessette, Mr. McCall and Mr. Sustana - Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, dated February 28, 2022.
10.10*	Form of 2022 Award Agreement under the Company's 2016 Equity Incentive Plan for Mr. Miller, Mr. Beckwitt, Mr. Jaffe, Ms. Bessette and Mr. McCall - Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K, dated February 28, 2022.
10.11*	Amended and Restated 2022 Award Agreements under the Incentive Plan for Mr. Miller, Mr. Beckwitt and Mr. Jaffe - Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, dated November 17, 2022.
10.12*	Form of the Amended and Restated 2022 Award Agreement under the Equity Plan for Mr. Miller, Mr. Beckwitt and Mr. Jaffe - Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K, dated November 17, 2022.
10.13*	Form of the 2022 Award Agreement for Performance Shares granted under the Equity Plan for Mr. Miller, Mr. Beckwitt and Mr. Jaffe - Incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K, dated November 17, 2022.
21**	List of subsidiaries.

22.1**	List of guarantor subsidiaries.
23**	Consent of Independent Registered Public Accounting Firm.
31.1**	Rule 13a-14a/15d-14(a) Certification of Rick Beckwitt.
31.2**	Rule 13a-14a/15d-14(a) Certification of Jonathan M. Jaffe.
31.3**	Rule 13a-14a/15d-14(a) Certification of Diane Bessette.
32**	Section 1350 Certifications of Rick Beckwitt, Jonathan M. Jaffe and Diane Bessette.
101	The following financial statements from Lennar Corporation Annual Report on Form 10-K for the year ended November 30, 2022, filed on January 26, 2023, formatted in iXBRL (Inline Extensible Business Reporting Language); (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income (Loss), (iii) Consolidated Statements of Equity (iv) Consolidated Statements of Cash Flows and (v) the Notes to Consolidated Financial Statements.
101.INS**	iXBRL Instance Document.
101.SCH**	iXBRL Taxonomy Extension Schema Document.
101.CAL**	iXBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF**	iXBRL Taxonomy Extension Definition.
101.LAB**	iXBRL Taxonomy Extension Label Linkbase Document.
101.PRE**	iXBRL Taxonomy Presentation Linkbase Document.
104***	The cover page from Lennar Corporation's fiscal year Report on Form 10-K for the year ended November 30, 2022 was formatted in iXBRL.

*   Management contract or compensatory plan or arrangement.
**   Filed herewith.
*** Included in Exhibit 101.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

LENNAR CORPORATION

Rick Beckwitt
Co-Chief Executive Officer, Co-President and Director
Date: January 26, 2023

Jonathan M. Jaffe
Co-Chief Executive Officer, Co-President and Director
Date: January 26, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Principal Executive Officer:

Rick Beckwitt	/S/ RICK BECKWITT
Co-Chief Executive Officer, Co-President and Director	Date: January 26, 2023

Jonathan M. Jaffe	/S/ JONATHAN M. JAFFE
Co-Chief Executive Officer, Co-President and Director	Date: January 26, 2023

Principal Financial Officer:

Diane Bessette	/S/ DIANE BESSETTE
Vice President, Chief Financial Officer and Treasurer	Date: January 26, 2023

Principal Accounting Officer:

David Collins	/S/ DAVID COLLINS
Vice President and Controller	Date: January 26, 2023

Directors:

Amy Banse	/S/ AMY BANSE
	Date: January 26, 2023

Theron I. ("Tig") Gilliam, Jr.	/S/ THERON I. ("TIG") GILLIAM, JR.
	Date: January 26, 2023

Sherrill W. Hudson	/S/ SHERRILL W. HUDSON
	Date: January 26, 2023

Sidney Lapidus	/S/ SIDNEY LAPIDUS
	Date: January 26, 2023

Teri McClure	/S/ TERI MCCLURE
	Date: January 26, 2023

Stuart Miller	/S/ STUART MILLER
	Date: January 26, 2023

Armando Olivera	/S/ ARMANDO OLIVERA
	Date: January 26, 2023

Jeffrey Sonnenfeld	/S/ JEFFREY SONNENFELD
	Date: January 26, 2023

LENNAR CORPORATION AND SUBSIDIARIES

Schedule II—Valuation and Qualifying Accounts
Years Ended November 30, 2022, 2021 and 2020

(In thousands)	Beginning balance	Additions Charged to costs and expenses	Additions Charged (credited) to other accounts	Deductions	Ending balance
Year ended November 30, 2022					
Allowances deducted from assets to which they apply:					
Allowance for credit losses against notes and other receivables	$ 2,531	145	(497)	—	2,179
Allowance for loan losses against loans receivable	$ 2,091	9,127	—	(88)	11,130
Allowance against net deferred tax assets	$ 2,693	784	—	(574)	2,903
Year ended November 30, 2021					
Allowances deducted from assets to which they apply:					
Allowance for credit losses against notes and other receivables	$ 2,394	79	59	(1)	2,531
Allowance for loan losses against loans receivable	$ 4,012	—	(31)	(1,890)	2,091
Allowance against net deferred tax assets	$ 4,411	—	(1,556)	(162)	2,693
Year ended November 30, 2020					
Allowances deducted from assets to which they apply:					
Allowance for credit losses against notes and other receivables	$ 3,379	661	(568)	(1,078)	2,394
Allowance for loan losses against loans receivable	$ 4,122	795	17	(922)	4,012
Allowance against net deferred tax assets	$ 4,341	70	—	—	4,411

Exhibit 31.1

CHIEF EXECUTIVE OFFICER'S CERTIFICATION

I, Rick Beckwitt, certify that:

1. I have reviewed this annual report on Form 10-K of Lennar Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.


_____

Name: Rick Beckwitt
Title: Co-Chief Executive Officer and Co-President


Date: January 26, 2023

Exhibit 31.2

CHIEF EXECUTIVE OFFICER'S CERTIFICATION

I, Jonathan M. Jaffe, certify that:

1. I have reviewed this annual report on Form 10-K of Lennar Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Name: Jonathan M. Jaffe
Title: Co-Chief Executive Officer and Co-President

Date: January 26, 2023

Exhibit 31.3

CHIEF FINANCIAL OFFICER'S CERTIFICATION

I, Diane Bessette, certify that:

1. I have reviewed this annual report on Form 10-K of Lennar Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Diane Bessette

Name: Diane Bessette
Title: Vice President, Chief Financial Officer and Treasurer

Date: January 26, 2023

Exhibit 32

Officers' Section 1350 Certifications

      Each of the undersigned officers of Lennar Corporation, a Delaware corporation (the "Company"), hereby certifies that (i) the Company's Annual Report on Form 10-K for the year ended November 30, 2022 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii) the information contained in the Company's Annual Report on Form 10-K for the year ended November 30, 2022 fairly presents, in all material respects, the financial condition and results of operations of the Company, at and for the periods indicated.

Name: Rick Beckwitt
Title: Co-Chief Executive Officer and Co-President

Name: Jonathan M. Jaffe
Title: Co-Chief Executive Officer and Co-President

Name: Diane Bessette
Title: Vice President, Chief Financial Officer and Treasurer

Date: January 26, 2023

LENNAR CORPORATION
STOCKHOLDER INFORMATION

Annual Meeting

The Annual Meeting of Stockholders
will be held at 11:00 A.M. Eastern Time
on Wednesday, April 12, 2023
at virtual meeting site:
www.virtualshareholdermeeting.com/LEN2023

Registrar and Transfer Agent

Computershare Investor Services
P.O. Box 43006
Providence, Rhode Island 02940-3006

Within USA, US territories & Canada
800-733-5001

Outside USA, US territories & Canada
781-575-3400

www.computershare.com/investor

Listing

New York Stock Exchange (LEN, LEN.B)

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
600 Brickell Avenue, Suite 3700
Miami, Florida 33131-3090



5505 Blue Lagoon Drive, Miami, Florida 33126 • Lennar.com